Form 10-K, Exhibit 13
period 1994-01-31
NATIONAL COMPUTER SYSTEMS INC
filed 1994-04-28
CIK 69999

                                                                      EXHIBIT 13

                                PORTIONS OF THE
                         ANNUAL REPORT TO STOCKHOLDERS
                   FOR THE FISCAL YEAR ENDED JANUARY 31, 1994

                            FIVE-YEAR FINANCIAL DATA

                                                                      YEAR ENDED JANUARY 31,
                                                  ---------------------------------------------------------------
                                                     1994         1993         1992         1991         1990
                                                  -----------  -----------  -----------  -----------  -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Financial Results
  Revenues......................................  $   305,453  $   300,067  $   302,506  $   315,283  $   284,203
  Income (loss) from operations.................       (2,301 (1)      27,258      28,704      28,064      17,472
  Income (loss) before income taxes.............       (2,859)      26,608       24,174       20,972       11,517
  Income taxes..................................         (350)      10,100        8,700        7,950        4,200
  Net income (loss).............................       (2,509)      16,508       15,474       13,022        7,317
  Net income (loss) per share...................  $      (.16) $      1.03  $       .96  $       .82  $       .46
  Average number of shares outstanding..........       15,535       16,066       16,138       15,891       16,023
  Cash dividends per share......................  $       .36  $       .33  $       .29  $       .28  $       .28
Financial Position
  Current ratio.................................          1.5          1.6          1.7          2.0          1.8
  Working capital...............................  $    36,217  $    38,792  $    39,836  $    51,351  $    50,574
  Total assets..................................      220,173      214,739      217,578      225,159      250,395
  Long-term debt, less current maturities.......       44,674       23,869       37,214       56,034       82,337
  Stockholders' equity..........................  $   100,147  $   121,317  $   112,316  $   100,646  $    90,192

- ------------------------
(1) Includes a $25,000 pre-tax restructuring charge. See Note 2 of Notes to Consolidated Financial Statements.

                       QUARTERLY MARKET DATA (UNAUDITED)

    The Company stock is traded on  the NASDAQ National Market System under  the
symbol   "NLCS."  As  of  January  31,  1994,  there  were  approximately  2,200 stockholders of record.

                                                   YEAR ENDED JANUARY 31, 1994
                                            ------------------------------------------
QUARTER                                        1ST        2ND        3RD        4TH
- ------------------------------------------  ---------  ---------  ---------  ---------
Sales prices per share
  High....................................  $   16.00  $   18.00  $   17.75  $   13.25
  Low.....................................      13.25      14.87      11.50      10.25
Dividends paid per share..................  $     .09  $     .09  $     .09  $     .09

                                                   YEAR ENDED JANUARY 31, 1993
                                            ------------------------------------------
QUARTER                                        1ST        2ND        3RD        4TH
- ------------------------------------------  ---------  ---------  ---------  ---------
Sales prices per share
  High....................................  $   16.75  $   15.75  $   19.25  $   18.75
  Low.....................................      13.50      12.50      14.25      14.25
Dividends paid per share..................  $     .08  $     .08  $     .08  $     .09

                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             THREE MONTHS ENDED
                                               ----------------------------------------------
                                               APRIL 30    JULY 31   OCTOBER 31   JANUARY 31
                                               ---------  ---------  -----------  -----------
Year Ended January 31, 1994
  Revenues...................................  $  68,514  $  75,669   $  77,645    $  83,625
  Gross profit...............................     26,789     30,996      27,870       33,266
  Net income (loss)..........................      1,732      4,233       1,505       (9,979)(1)
  Net income (loss) per share................  $    0.11  $    0.27  $     0.10   $    (0.66 )
Year Ended January 31, 1993
  Revenues...................................  $  65,543  $  74,792  $   73,719   $   86,013
  Gross profit...............................     23,905     30,901      27,331       32,266
  Net income.................................      1,574      4,803       3,753        6,378
  Net income per share.......................  $    0.10  $    0.30  $     0.23   $     0.40

- ------------------------
(1) Includes a $25,000 pre-tax restructuring charge. See Note 2 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INCOME AND EXPENSE ITEMS AS A PERCENTAGE OF REVENUES

                                                                              FISCAL YEAR
                                                                  -----------------------------------
                                                                     1993         1992        1991
                                                                  -----------  ----------  ----------
Revenues
  Net sales.....................................................        77.5%       77.1%       76.1%
  Maintenance and support.......................................        22.5        22.9        23.9
                                                                     -----       -----       -----
    Total revenues..............................................       100.0       100.0       100.0
Costs and expenses
  Cost of sales (1).............................................        57.4        57.7        58.0
  Cost of maintenance and support (2)...........................        73.6        76.1        72.4
                                                                     -----       -----       -----
    Total gross margin..........................................        38.9        38.1        38.5
Sales and marketing.............................................        15.7        13.2        11.9
Research and development........................................         3.1         3.0         2.7
General and administrative......................................        12.7        12.9        14.4
Restructuring charge............................................         8.2       --         --
                                                                      -----        -----       -----
Income (loss) from operations...................................        (0.8 )       9.1         9.5
Income (loss) before taxes......................................        (0.9 )       8.9         8.0
Net income (loss)...............................................        (0.8 )%       5.5 %       5.1 %
                                                                      -----        -----       -----
                                                                      -----        -----       -----

- ------------------------
(1)   As a percentage of sales revenue.
(2)   As a percentage of maintenance and support revenue.

    Note: The fiscal years referenced herein are as follows: fiscal 1993 -- year ended January 31, 1994; fiscal 1992 -- year ended January 31, 1993; fiscal 1991
- -- year ended January 31, 1992.

    The Company operates two business segments. The financial systems segment (NCS Financial) designs, develops and markets asset management software, primarily for bank trust departments. This includes systems for personal trust asset management for individuals and corporate trust applications such as stock and bond transfer systems. The remainder of the Company's business is centered around its proprietary optical scanning hardware and forms technology. This segment markets those products and services and related application software to education, business, and professional markets through the NCS Education, NCS Technology and NCS Assessment businesses.

    In order to provide improved financial reporting, additional expense detail is being reported in the accompanying fiscal 1993 consolidated statements of income. Specifically, the sales and marketing and the research and development lines have been added.

    Certain reclassifications, particularly related to isolating research and development expenses, have been made to the prior years statements to conform to the current year classification.

RECAP OF 1993 RESULTS

    Total revenues in fiscal 1993 were up 1.8% to $305.5 million. Results fell short of expectations as, despite a sizeable increase in sales and marketing efforts, significant revenue gains were not achieved. The Company's overall gross margin percentage on revenues was also slightly improved in fiscal 1993. However, the increase in sales and marketing costs more than offset the sales and gross margin improvements. These expenses were increased to spur revenue growth, but those efforts were not as successful as intended. Research and development expense was up slightly in 1993 and general and administrative expenses were essentially flat. Interest and other non-operating items were also comparable on a net basis. In summary, before the effects of the restructuring charge discussed below, pre-tax income was down 16.8% to $22.1 million principally due to the higher sales and marketing expenses. The restructuring charge of $25 million caused a net pre-tax loss of $2.9 million for fiscal 1993. A more detailed discussion follows.

RESTRUCTURING CHARGE

    In January, 1994, the Company announced it would incur a $25 million restructuring charge, principally to terminate the Ultrust product and the related Cambridge, Massachusetts operations dedicated to the product. Ultrust was a sophisticated asset management system for the largest trust banks in the market and included full multi-currency accounting and other features designed to facilitate global asset management. While Ultrust was intended to be marketed as packaged software, it became apparent that the Ultrust product could not meet the level of customized, individualized functionality, on an economically viable basis, that customers in this market segment demanded. Also, rapid changes in technology since the commencement of development, while not fatal to its viability, limited the potential for the product. Further investment in the product could not be justified and the product was terminated. The related charge of $22.8 million includes the non-cash write off of the investment in software of $17.8 million. The remainder of the Ultrust charge consists of $2.7 million for severance and out-placement costs for approximately 80 people, and $2.3 million in facility costs, customer accommodations and other items. The restructuring charge also included the restructuring of the administrative software division of the NCS Education business, principally the closing of the Company's Salt Lake City software development facility and the consolidation of product development activities into facilities in Mesa, Arizona. Substantially all of this $2.2 million charge was related to severance, relocation and other employee costs.

    It is expected that substantially all of the above restructuring actions and related cash payments will be completed by June, 1994. The elimination of the Ultrust operating losses will have an immediate positive effect on future operating results of NCS Financial. The benefits of the NCS Education software restructuring will be realized more gradually as the operating efficiencies of a single location are instituted, since the Company is not anticipating a significant net reduction in its NCS Education business workforce.

REVENUES

    FISCAL 1993 VERSUS FISCAL 1992. Total revenues for fiscal 1993 were up 1.8% to $305.5 million from $300.1 million in fiscal 1992. Total revenue results for fiscal 1993 as compared to fiscal 1992 by the four major NCS businesses were as follows:

NCS Technology....................................       +3.3 %
NCS Education.....................................       +6.1 %
NCS Assessments...................................       +4.4 %
NCS Financial.....................................      -12.4 %

    Significantly higher volumes of educational assessments and student financial aid processing at the Company's Iowa City service center resulted in an overall increase in NCS Education revenues, notwithstanding the loss of approximately $8 million of Guaranteed Student Loan (GSL) contract revenue. NCS Financial revenues were down due to the absence of any Ultrust sales in 1993, versus $5.8 million of such revenues in fiscal 1992. Ultrust has been discontinued as described above. The results of NCS Financial, and NCS as a whole, were significantly impacted by the operating losses in the Ultrust product line, which will not recur in the future.

    By revenue category, net sales were up 2.3% in fiscal 1993 over fiscal 1992 due to the higher assessment and processing revenues mentioned above, as well as increased scannable forms sales. Maintenance and support revenues were up very slightly from year to year as both software support and hardware maintenance were up only marginally.

    FISCAL 1992  VERSUS FISCAL  1991.   Total revenues  for fiscal  1992  versus
fiscal 1991 were essentially flat year to year (down less than 1%). Variations by the four major business units were as follows:

NCS Technology.....................................       -8.1 %
NCS Education......................................       +1.0 %
NCS Assessments....................................       +5.1 %
NCS Financial......................................       +6.2 %

    NCS Technology revenues declined year to year principally due to the mid-1991 divestiture of certain European operations. NCS Financial showed an increase in fiscal 1992 over the prior year due to increases in corporate trust products and Ultrust sales.

    By revenue category, net sales were up in 1992 by less than 1% with major factors being as noted in the previous paragraph. Maintenance and support revenues were down $3.9 million or 5.3% in fiscal 1992 from the prior year. This was due to the decline in third party, non-proprietary hardware maintenance and the European divestiture referred to above. Software support revenues rose modestly year to year.

COST OF REVENUES AND GROSS MARGINS

    FISCAL 1993 VERSUS FISCAL 1992. The Company's overall gross margin percentage improved to 38.9% in fiscal 1993 from 38.1% in fiscal 1992. The gross margin on net sales improved 0.3 percentage points year to year as a percentage of net sales due principally to improved margins on non-GSL student financial aid processing. Maintenance and support margins improved by 2.5 percentage points year to year as a percentage of related revenues due to lower parts costs related to hardware maintenance.

    FISCAL 1992 VERSUS FISCAL 1991. The Company's overall gross margin percentage declined by 0.4 percentage points as a percentage of total revenues in fiscal 1992 from fiscal 1991. The gross margin percentage on sales improved slightly as a percentage of sales in fiscal 1992 from fiscal 1991; however, this was offset by a decline in the gross margin percentage on maintenance and support year to year as both hardware maintenance and software support margins declined.

OPERATING EXPENSES

    FISCAL 1993 VERSUS FISCAL 1992. Sales and marketing expenses increased by $8.4 million in fiscal 1993 over fiscal 1992. This was a 21% increase year to year and was incurred predominantly in NCS Technology, though all the four major businesses contributed to the increase. The increase in this area was to increase sales momentum, and while sales did increase slightly in fiscal 1993, they did not increase as much as anticipated. The Company is currently evaluating its expenditures in this area to control them to fully productive levels in fiscal 1994.

    Research and development expenses were up slightly in fiscal 1993 from the prior year. This increase was spread among the four major NCS businesses, with the largest increase coming in scanning hardware and software engineering.

    General and administrative expenses were essentially unchanged overall from fiscal 1992 to fiscal 1993.

    FISCAL 1992 VERSUS FISCAL 1991. Sales and marketing expenses increased $3.6 million or 10.1% in fiscal 1992 over fiscal 1991. The majority of this increase came in NCS Education as that business took on the responsibility for sales of its CIMS-R- product from IBM.

    Research and development increased year to year by $.8 million or 10.0%. This increase came almost evenly from NCS Assessments and NCS Financial due to product development initiatives.

    General and administrative expenses declined $5.1 million or 11.7% due to the divestiture of certain European operations in 1991 and through concerted efforts to control these expenses Company wide.

INTEREST EXPENSE

    Interest expense increased by $0.3 million in fiscal 1993 from fiscal 1992. The increase was due to an increase in the average borrowings outstanding, as interest rates did not vary significantly. See Capital Resources and Liquidity below for further discussion of cash flow and debt. Interest expense had declined $1.5 million in fiscal 1992 from fiscal 1991 due to significantly lower outstanding borrowing balances during fiscal 1992 when compared to the prior year. Lower rates also contributed to the year to year decrease.

OTHER INCOME AND EXPENSE

    Other Income in fiscal 1993 includes a $1.6 million gain from the sale of assets of the Company's Catalog Card Division. This division's net assets and results of operations were not material to NCS.

    During fiscal 1992, the Company concluded certain litigation with a resulting net gain of approximately $1.0 million which is included in other income and expense. This gain predominantly includes the favorable resolution of certain claims relating to the original procurement of the GSL processing contract in 1987.

    During fiscal 1991, a provision for loss of $750,000 was recorded for the divestiture of certain European operations and is included in other expense.

INCOME TAXES

    The effective income tax benefit rate for fiscal 1993 is 12.2%, which is significantly lower than the statutory rate and NCS' historical effective rate. The magnified rate impact of permanent book/tax differences is due to the low absolute dollar amount of the pre-tax loss. Refer also to Note 6 of the Notes to Consolidated Financial Statements. The recent U.S. federal income tax law changes will have only a slight upward impact, if any, on the Company's effective tax rate in the future, as the Company is anticipating that its effective tax rate will return to a level commensurate with prior periods.

    The effective income tax rates for fiscal 1992 and 1991 were 38.0% and 36.0%, respectively, with the increase in 1992 being due to lower research and development credits in 1992.

CAPITAL RESOURCES AND LIQUIDITY

    During fiscal 1993, the Company generated $26.0 million of cash from operating activities. This was significantly below the prior year's generation of $54.3 million due to lower levels of income, lower non-cash expenses, and growth in receivables. The significant receivables growth was due to heavy billing activity in the last quarter of the fiscal year as the Company's days of billings outstanding remained virtually constant with the prior year. The accrued expense increase in fiscal 1993 includes the residual of the restructuring charges, which will require cash outlay in the first half of fiscal 1994. Cash was used for capital expenditures and other investing activities totalling $38.3 million. This investment level is higher than the fiscal 1992 amount of $24.5 million due to higher plant and equipment expenditures, including an additional forms plant in the United Kingdom, and investments in software development prior to the discontinuation of Ultrust. The Company also repurchased over one million common shares during fiscal 1993, using $15.9 million of cash. All these activities described above were financed with $9.0 million cash on hand and increased borrowings of $23.0 million during fiscal 1993.

    During fiscal 1992, $54.3 million of cash was generated from operating activities. Cash was used for capital expenditures and other investing activities totalling $24.5 million, debt reduction of $13.4 million, dividends of $5.3 million and stock repurchases, net of issuances, of $2.7 million. Since revolving debt balances were reduced to zero and only term debt remained at January 31, 1993, the Company's cash and cash equivalents balance increased $8.4 million to $10.8 million.

    The Company had long-term debt balances, including current maturities of $47.4 million, $25.4 million, and $39.8 million at January 31, 1994, 1993, and 1992, respectively. The items causing the changes in debt balances are explained above. At January 31, 1994, the Company's total debt to equity ratio was .47 to 1, up from .21 to 1 a year earlier and .35 to 1 two years prior. The Company believes that the current debt to equity ratio is within its acceptable operating range.

    Looking toward fiscal 1994, the Company maintains a $30 million revolving credit facility, $11.5 million of which was unused at January 31, 1994. The Company expects cash flow from operations to return to more traditional levels in fiscal 1994 and will use such cash to fund capital expenditures and reduce debt to the extent possible. In fiscal 1994, capital expenditures are likely to increase, principally for plant and office construction projects in Iowa City, Iowa and Mesa, Arizona, with software development decreasing from 1993 levels. Remaining Board of Directors' authorization for stock repurchases total 308,000 shares. The Company considers the $30 million credit facility and funds from operations to be adequate to meet foreseeable cash requirements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                             JANUARY 31,
                                                                         --------------------
                                                                           1994       1993
                                                                         ---------  ---------
Current Assets
  Cash and cash equivalents............................................  $   1,724  $  10,767
                                                                         ---------  ---------
  Receivables
    Trade..............................................................     70,100     63,016
    Other..............................................................      5,328      2,354
                                                                         ---------  ---------
                                                                            75,428     65,370
                                                                         ---------  ---------
  Inventories..........................................................     17,370     14,006
  Prepaid expenses and other...........................................      9,198      8,644
                                                                         ---------  ---------
    Total Current Assets...............................................    103,720     98,787
                                                                         ---------  ---------
Property, Plant & Equipment
  Land, buildings and improvements.....................................     37,254     31,435
  Machinery and equipment..............................................     88,950     82,443
  Rotable service parts................................................     11,085     12,667
  Equipment held for lease.............................................      8,205      9,012
  Accumulated depreciation.............................................    (75,988)   (73,424)
                                                                         ---------  ---------
                                                                            69,506     62,133
                                                                         ---------  ---------
Other Assets, net
  Acquired and internally developed software products..................     20,092     30,166
  Non-current receivables, investments and other assets................     21,896     17,452
  Goodwill.............................................................      4,959      6,201
                                                                         ---------  ---------
                                                                            46,947     53,819
                                                                         ---------  ---------
    Total Assets.......................................................  $ 220,173  $ 214,739
                                                                         ---------  ---------
                                                                         ---------  ---------
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt.................................  $   2,677  $   1,481
  Accounts payable.....................................................     18,777     18,006
  Accrued expenses.....................................................     27,093     21,403
  Deferred income......................................................     18,956     16,808
  Income taxes.........................................................     --          2,297
                                                                         ---------  ---------
    Total Current Liabilities..........................................     67,503     59,995
                                                                         ---------  ---------
Deferred Income Taxes..................................................      7,849      9,558
Long-Term Debt -- less current maturities..............................     44,674     23,869
Commitments............................................................     --         --
Stockholders' Equity
  Preferred stock......................................................     --         --
  Common stock -- issued and outstanding -- 14,983 and 15,899 shares,
   respectively........................................................        449        477
  Paid-in capital......................................................     --         13,390
  Retained earnings....................................................    106,771    115,716
  Deferred compensation................................................     (7,073)    (8,266)
                                                                         ---------  ---------
    Total Stockholders' Equity.........................................    100,147    121,317
                                                                         ---------  ---------
    Total Liabilities and Stockholders' Equity.........................  $ 220,173  $ 214,739
                                                                         ---------  ---------
                                                                         ---------  ---------

                See Notes to Consolidated Financial Statements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED JANUARY 31,
                                                              -------------------------------
                                                                1994       1993       1992
                                                              ---------  ---------  ---------
Revenues
  Net sales.................................................  $ 236,737  $ 231,483  $ 230,060
  Maintenance and support...................................     68,716     68,584     72,446
                                                              ---------  ---------  ---------
    Total revenues..........................................    305,453    300,067    302,506
Costs And Expenses
  Cost of sales.............................................    135,943    133,457    133,532
  Cost of maintenance and support...........................     50,589     52,207     52,438
                                                              ---------  ---------  ---------
    Gross margin............................................    118,921    114,403    116,536
  Sales and marketing.......................................     48,104     39,695     36,065
  Research and development..................................      9,364      8,865      8,057
  General and administrative................................     38,754     38,585     43,710
  Restructuring charge......................................     25,000     --         --
                                                              ---------  ---------  ---------
Income (Loss) From Operations...............................     (2,301)    27,258     28,704
  Interest expense..........................................      2,200      1,889      3,361
  Other (income) expense, net...............................     (1,642)    (1,239)     1,169
                                                              ---------  ---------  ---------
Income (Loss) Before Income Taxes...........................     (2,859)    26,608     24,174
  Income tax provision (benefit)............................       (350)    10,100      8,700
                                                              ---------  ---------  ---------
Net Income (Loss)...........................................  $  (2,509) $  16,508  $  15,474
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------
Net Income (Loss) Per Share.................................  $   (0.16) $    1.03  $    0.96
Average Shares Outstanding..................................     15,535     16,066     16,138
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

                See Notes to Consolidated Financial Statements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                               COMMON STOCK
                                          ----------------------   PAID-IN   RETAINED    DEFERRED
                                           SHARES      AMOUNT      CAPITAL   EARNINGS   COMPENSATION   TOTAL
                                          ---------  -----------  ---------  ---------  -----------  ---------
Balance January 31, 1991................     15,934   $     478   $  15,198  $  95,142   $ (10,172)  $ 100,646
  Shares issued for employee stock
   purchase and option plans............        165           5       1,567                              1,572
  Repurchase of common stock............        (78)         (2)     (1,049)                            (1,051)
  Restricted stock awards...............          6                     130                   (130)     --
  ESOP debt payment.....................                                                     1,000       1,000
  Restricted stock compensation
   accrual..............................                                                       139         139
  Net income............................                                        15,474                  15,474
  Cash dividends paid -- $.29 per
   share................................                                        (4,641)                 (4,641)
  Foreign currency translation
   adjustment...........................                                          (823)                   (823)
                                          ---------       -----   ---------  ---------  -----------  ---------
Balance January 31, 1992................     16,027         481      15,846    105,152      (9,163)    112,316
  Shares issued for employee stock
   purchase and option plans............        194           6       2,222                              2,228
  Repurchase of common stock............       (338)        (10)     (4,931)                            (4,941)
  Restricted stock awards...............         16                     253                   (253)     --
  ESOP debt payment.....................                                                     1,000       1,000
  Restricted stock compensation
   accrual..............................                                                       150         150
  Net income............................                                        16,508                  16,508
  Cash dividends paid -- $.33 per
   share................................                                        (5,261)                 (5,261)
  Foreign currency translation
   adjustment...........................                                          (683)                   (683)
                                          ---------       -----   ---------  ---------  -----------  ---------
Balance January 31, 1993................     15,899         477      13,390    115,716      (8,266)    121,317
  Shares issued for employee stock
   purchase and option plans............        135           4       1,741                              1,745
  Repurchase of common stock............     (1,053)        (32)    (15,317)      (566)                (15,915)
  Restricted stock awards...............          2                     186                    (33)        153
  ESOP debt payment.....................                                                     1,000       1,000
  Restricted stock compensation
   accrual..............................                                                       226         226
  Net loss..............................                                        (2,509)                 (2,509)
  Cash dividends paid -- $.36 per
   share................................                                        (5,581)                 (5,581)
  Foreign currency translation
   adjustment...........................                                          (289)                   (289)
                                          ---------       -----   ---------  ---------  -----------  ---------
Balance January 31, 1994................     14,983   $     449   $  --      $ 106,771   $  (7,073)  $ 100,147
                                          ---------       -----   ---------  ---------  -----------  ---------
                                          ---------       -----   ---------  ---------  -----------  ---------

                See Notes to Consolidated Financial Statements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED JANUARY 31,
                                                               -------------------------------
                                                                 1994       1993       1992
                                                               ---------  ---------  ---------
Operating Activities
  Net income (loss)..........................................  $  (2,509) $  16,508  $  15,474
  Adjustments to reconcile to net cash provided by operating activities:
    Depreciation.............................................     16,289     18,426     17,858
    Amortization.............................................      8,388     10,131      7,359
    Deferred income taxes and other..........................     (2,434)      (501)      (978)
    Non-cash restructuring charge............................     17,805     --         --
    Changes in operating assets and liabilities (net of
     acquired amounts):
      Decrease (increase) in accounts receivable.............    (12,346)     1,830     (6,685)
      Decrease (increase) in inventory and other current
       assets................................................     (3,765)     3,100      7,525
      Increase in accounts payable and accrued expenses......      3,879        552      1,797
      Increase in deferred income............................        652      4,278      2,622
                                                               ---------  ---------  ---------
      Net Cash Provided By Operating Activities..............     25,959     54,324     44,972
                                                               ---------  ---------  ---------
Investing Activities
  Divestitures (acquisitions)................................     (1,198)       154     (1,527)
  Purchases of property, plant and equipment.................    (21,935)   (12,894)    (9,304)
  Purchases of rotable service parts.........................     (1,917)    (1,490)    (2,153)
  Capitalized software products..............................    (11,474)    (8,409)    (9,658)
  Other -- net...............................................     (1,728)    (1,906)    (1,866)
                                                               ---------  ---------  ---------
      Net Cash Used In Investing Activities..................    (38,252)   (24,545)   (24,508)
                                                               ---------  ---------  ---------
Financing Activities
  Net increase (decrease) in revolving credit borrowing......     18,500    (15,000)     5,000
  Repayment of subordinated debenture........................     --         --        (22,497)
  Net proceeds of other borrowings...........................      4,501      1,599        257
  Issuance (repurchase) of common stock, net.................    (14,170)    (2,713)       521
  Dividends paid.............................................     (5,581)    (5,261)    (4,641)
                                                               ---------  ---------  ---------
      Net Cash Provided By (Used In) Financing Activities....      3,250    (21,375)   (21,360)
                                                               ---------  ---------  ---------
Increase (Decrease) In Cash and Cash Equivalents.............     (9,043)     8,404       (896)
Cash and Cash Equivalents -- Beginning of Year...............     10,767      2,363      3,259
                                                               ---------  ---------  ---------
Cash and Cash Equivalents -- End of Year.....................  $   1,724  $  10,767  $   2,363
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                See Notes to Consolidated Financial Statements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- ACCOUNTING POLICIES

    FISCAL  YEARS:   The fiscal years  referenced herein are  as follows: fiscal
1993 -- year ended January 31, 1994; fiscal 1992 -- year ended January 31, 1993; fiscal 1991 -- year ended January 31, 1992.

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions between consolidated entities have been eliminated.

    In order to provide improved financial reporting, additional expense lines are being reported in the accompanying fiscal 1993 consolidated statement of income. Specifically, the sales and marketing line and the research and development line have been added. The prior years statements of income have been reclassified also, to conform to the current year's presentation.

    CASH  EQUIVALENTS:   The  Company  considers all  highly  liquid investments
purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of investments in money market funds, subject to daily withdrawal without limitation.

    INVENTORIES:   Inventories  are  stated  at the  lower  of  cost  (first-in, first-out method) or market. Components of inventory are summarized as follows:

                                                                                       JANUARY 31,
                                                                                   --------------------
                                                                                     1994       1993
                                                                                   ---------  ---------
Finished products................................................................  $   6,094  $   5,629
Scoring services and work in process.............................................      6,117      4,017
Raw materials and purchased parts................................................      5,159      4,360
                                                                                   ---------  ---------
                                                                                   $  17,370  $  14,006
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    ROTABLE SERVICE PARTS: Rotable service parts (parts continually repaired and reused) are carried at cost and depreciated over their useful lives, which range up to seven years, with a weighted average of approximately five years. Such amounts are reflected as a separate category of property, plant and equipment.

    PROPERTY, PLANT AND EQUIPMENT: Assets are stated at cost. Major improvements are capitalized while maintenance and repairs are expensed currently. Rental income from equipment held for lease is recognized as earned using the operating method of accounting for such leases. Depreciation is computed using the straight-line method based on the assets' estimated useful lives.

    GOODWILL: The excess of cost over the underlying fair value of net assets at dates of acquisition is amortized on a straight-line basis over periods ranging from five to 20 years. Accumulated amortization was $6,253 and $5,212 at January 31, 1994 and 1993, respectively.

    ACQUIRED AND INTERNALLY DEVELOPED SOFTWARE PRODUCTS: Acquired software product amounts originate from the allocation of purchase prices of acquired companies. These  products  (principally  BondMaster-R-  and  CIMS)  are  large, complex, mission-critical application software packages with substantial, well-established market positions. Products in this category have been assigned lives of five to 10 years. Internally developed software products represent costs capitalized in accordance with Statement of Financial Accounting Standards No. 86. Accordingly, software production costs incurred subsequent to the establishment of technological feasibility, as defined, are capitalized. Amortization begins once the respective product becomes generally available for sale. These products are amortized on a product by product basis ratably as a percentage of expected revenue, subject to minimum straight-line amortization, over two to five years. The Company's Ultrust software product was discontinued in fiscal 1993. Refer to Note 2 for further discussion.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)
    A summary of software activity is as follows:

                                                                             INTERNALLY   ACCUMULATED
                                                                  ACQUIRED    DEVELOPED   AMORTIZATION    TOTAL
                                                                  ---------  -----------  ------------  ---------
Balance,
  January 31, 1991..............................................  $  16,684   $  10,998    $   (6,227)  $  21,455
    Additions...................................................     --           9,658        --           9,658
    Amortization................................................     --          --            (3,202)     (3,202)
                                                                  ---------  -----------  ------------  ---------
Balance,
  January 31, 1992..............................................     16,684      20,656        (9,429)     27,911
    Additions...................................................     --           8,409        --           8,409
    Amortization................................................     --          --            (6,154)     (6,154)
                                                                  ---------  -----------  ------------  ---------
Balance,
  January 31, 1993..............................................     16,684      29,065       (15,583)     30,166
    Additions...................................................      1,165      11,474        --          12,639
    Product discontinuation.....................................     (4,522)    (18,495)        5,212     (17,805)
    Dispositions................................................     --          (1,558)        1,057        (501)
    Amortization................................................     --          --            (4,407)     (4,407)
                                                                  ---------  -----------  ------------  ---------
Balance,
  January 31, 1994..............................................  $  13,327   $  20,486    $  (13,721)  $  20,092
                                                                  ---------  -----------  ------------  ---------
                                                                  ---------  -----------  ------------  ---------

    ACCRUED EXPENSES: Major components of accrued expenses are summarized as follows:

                                                                                                 JANUARY 31,
                                                                                             --------------------
                                                                                               1994       1993
                                                                                             ---------  ---------
Employee compensation and benefits.........................................................  $  10,168  $   8,069
Restructuring accrual......................................................................      5,328     --
Scoring....................................................................................      2,355      2,272
Taxes other than income....................................................................      3,383      3,728
Royalties..................................................................................      2,196      2,259
Other......................................................................................      3,663      5,075
                                                                                             ---------  ---------
                                                                                             $  27,093  $  21,403
                                                                                             ---------  ---------
                                                                                             ---------  ---------

    REVENUE RECOGNITION: Revenue from product sales and software licensing is recognized at the time of shipment, except in instances where material fulfillment obligations exist beyond shipment. In such cases, revenue is not recognized until such obligations are fulfilled or is recognized in accordance with specific contract terms. Hardware maintenance and software support revenues are recognized ratably over the contractual period. Revenue from other services is recognized when such service is performed.

    OTHER (INCOME) EXPENSE: Other income for the year ended January 31, 1994 includes a $1,556 gain on the sale of the assets of the Company's Catalog Card Division to an entity controlled by the Company's Chairman. The sale was for cash and notes totalling $2,350, including interest. The disinterested directors of the Company determined that the terms of the sale were fair and reasonable to the Company. Notes receivable of $1,525, net, from the acquiring entity are carried in non-current receivables on the Company's balance sheet. Other income for the year ended January 31, 1993 includes $1,027, net, related to the conclusion of certain litigation in the Company's favor. Other expense for the year ended January 31, 1992 includes $750 representing a provision for loss on the disposition of certain European operations.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES: As of the beginning of fiscal year 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes". As was previously disclosed, the cumulative effect of the change in accounting principle was not material and, accordingly, no cumulative effect of the change is shown in the accompanying financial statements. Refer to Note 6 also.

    PER SHARE  DATA:   Net income  (loss) per  share is  based on  the  weighted
average   number  of  shares  of  Common  Stock  and  common  stock  equivalents outstanding during the year.

NOTE 2 -- RESTRUCTURING CHARGE
    In the fourth quarter of fiscal 1993, the Company recorded a $25 million pre-tax restructuring charge. This amount consisted of a $22.8 million charge to terminate the Ultrust product and related operations, including a non-cash write-off of $17.8 million of software investment, $2.7 million of severance costs, and $2.3 million of facility costs, customer accommodations and other items.

    The balance of the charge was for the closing of an NCS Education software development facility in Salt Lake City and consolidation of those functions into the Company's Mesa, Arizona facility. Substantially all of this $2.2 million charge related to severance, relocation, and other employee-related costs.

    This charge reduced after-tax earnings by $15.5 million or $1.00 per share.

NOTE 3 -- SIGNIFICANT TRANSACTIONS
    During the year ended January 31, 1994 the Company reached an agreement with Dimensional Medicine Inc. (DMI) to convert notes and accounts receivable from DMI into 27.5 million shares of DMI common stock (representing 85% of the outstanding common shares) and a new long-term note in the amount of $1,105. The NCS carrying value of the DMI shares at January 31, 1994 represents their estimated fair value. NCS recorded no loss on this conversion since carrying values had been adequately reserved. NCS has not consolidated the financial results of DMI since the December, 1993 completion of the transaction, because it is the Company's intention to divest of the DMI shares, and its control is, therefore, temporary. DMI's results of operations are immaterial to NCS.

    For the years ended January 31, 1994, 1993 and 1992, NCS fees charged to DMI for installation and servicing of DMI systems were $999, $1,354, and $1,588, respectively. Rates and prices charged for these services are believed to generally approximate those which would prevail between unrelated parties. The Company had a note receivable from DMI included in other assets in the amount of $3,675 at January 31, 1993. The Company's net receivables from DMI of $68 and $589 are included in trade receivables at January 31, 1994 and 1993, respectively.

NOTE 4 -- LEASES
    The Company leases office facilities under noncancelable operating leases which expire in various years through 2001. Rental expense for all operating leases was as follows: fiscal 1993 -- $11,242; fiscal 1992 -- $10,029; fiscal 1991 -- $10,883. Future minimum rental expense as of January 31, 1994, for noncancelable operating leases with initial or remaining terms in excess of one year is $26,455 and is payable as follows: fiscal 1994 -- $7,516; fiscal 1995 -- $5,261; fiscal 1996 -- $4,784; fiscal 1997 -- $4,472; fiscal 1998 -- $3,297 and
$1,125 beyond.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 5 -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS
    Long-term debt at January 31, 1994 and 1993 consisted of the following:

                                                                                       JANUARY 31,
                                                                                   --------------------
                                                                                     1994       1993
                                                                                   ---------  ---------
Revolving credit borrowings......................................................  $  18,500  $  --
Secured notes....................................................................     15,000     15,000
Unsecured note...................................................................      6,175     --
ESOP borrowing...................................................................      6,000      7,000
Other notes and mortgages........................................................      1,676      3,350
                                                                                   ---------  ---------
                                                                                      47,351     25,350
Less current maturities..........................................................     (2,677)    (1,481)
                                                                                   ---------  ---------
Long-term debt...................................................................  $  44,674  $  23,869
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    REVOLVING CREDIT BORROWINGS: The Company has a $30,000 unsecured revolving credit facility which terminates August 1, 1996. Interest on debt outstanding under this facility is computed, at the Company's discretion, based on the prime or the London interbank offered rates (LIBOR). During the year ended January 31, 1994, the interest rate approximated 1.5% below the prime rate. The Company pays a fee at an annual rate of .35% on the unused facility amount. The credit agreement contains covenants with which the Company is in compliance.

    SECURED NOTES: In July, 1990 the Company issued $15,000 of 9.88% Secured Notes due in 1997. Interest only is paid monthly during the term. The notes are secured by certain Company-owned real estate. The credit agreement contains covenants requiring compliance on a continuing basis. The Company is in compliance with all covenants.

    UNSECURED NOTE: During fiscal 1993, the Company opened a Sterling-based credit facility with a bank to finance plant construction in the United Kingdom. At January 31, 1994, the outstanding balance under that facility was L4,100 or $6,175. Subsequently, a commitment was received to convert the balance to an unsecured term note with five principal payments of L850 per year beginning in April, 1997, and bearing interest at .95% over the Sterling LIBOR rate.

    ESOP BORROWING: The loan, secured by unallocated shares of Common Stock and guaranteed by the Company, is payable over seven years with annual payments of $1,000 with the balance at maturity. Interest is payable quarterly at rates which approximate 3.25% under the prime rate.

    SCHEDULED MATURITIES: The aggregate principal amounts of long-term debt scheduled for repayment in each of the five fiscal years 1994 through 1998 are $2,677, $1,000, $22,500, $16,280, and $1,280, respectively. In all fiscal years interest paid approximates interest expense plus interest capitalized of $338 in 1993, $209 in 1992, and $681 in 1991.

NOTE 6 -- INCOME TAXES
    Effective February 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS
109. As permitted under the standard, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS 109 was not material.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 6 -- INCOME TAXES (CONTINUED)
    The components of the provision for income taxes are as follows:

                                                                CURRENT               DEFERRED     TOTAL
                                                   ---------------------------------  ---------  ---------
YEAR ENDED JANUARY 31,                              FEDERAL     STATE      FOREIGN
- -------------------------------------------------  ---------  ---------  -----------
1994 (Liability method)..........................  $   1,566  $     398   $      40   $  (2,354) $    (350)
1993 (Deferred method)...........................      8,535      1,088         426          51     10,100
1992 (Deferred method)...........................     11,597        990         174      (4,061)     8,700

    Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                           JANUARY 31,
                                                                                              1994
                                                                                         ---------------
Deferred tax assets:
  Rotable service parts amortization...................................................     $   1,787
  Accrued vacation pay.................................................................         1,515
  Reserves for uncollectibles..........................................................         1,470
  Foreign operating loss carryforwards.................................................         1,966
  Intangible amortization..............................................................           767
  Restructuring costs..................................................................           534
  Other................................................................................           742
  Valuation allowance..................................................................        (1,966)
                                                                                              -------
  Total deferred tax assets............................................................         6,815
                                                                                              -------
Deferred tax liabilities:
  Net capitalized software.............................................................         6,300
  Accelerated depreciation.............................................................         4,951
  Purchased software amortization......................................................         1,617
  Installment sales....................................................................           987
  Benefit plan expense.................................................................           546
  Other................................................................................           263
                                                                                              -------
  Total deferred tax liabilities.......................................................        14,664
                                                                                              -------
  Net deferred tax liabilities.........................................................     $   7,849
                                                                                              -------
                                                                                              -------

    The components of the provision for deferred income taxes for the years ended January 31, 1993 and 1992 are as follows:

                                                                                 YEAR ENDED JANUARY 31,
                                                                                ------------------------
                                                                                   1993         1992
                                                                                -----------  -----------
Accelerated depreciation......................................................   $    (352)   $    (253)
Installment sales.............................................................         665          (29)
Rotable service parts amortization............................................        (262)      (6,749)
Software expense..............................................................       1,291        3,524
Alternative minimum tax.......................................................      (1,162)      --
Other.........................................................................        (129)        (554)
                                                                                -----------  -----------
                                                                                 $      51    $  (4,061)
                                                                                -----------  -----------
                                                                                -----------  -----------

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 6 -- INCOME TAXES (CONTINUED)
    A reconciliation of the Company's statutory and effective tax rate is presented below:

                                                                                     YEAR ENDED JANUARY 31,
                                                                                 -------------------------------
                                                                                   1994       1993       1992
                                                                                 ---------  ---------  ---------
Statutory rate.................................................................      (35.0)%      34.0%      34.0%
State income taxes net of federal benefit......................................        9.2        2.7        2.7
Intangible amortization........................................................       12.9        2.0        2.2
Foreign sales corporation......................................................       (4.7)      (0.2)      (0.3)
Research and development credits...............................................      (24.2)      (1.0)      (2.6)
Foreign operating losses.......................................................       27.1        0.6        0.8
Federal rate adjustment........................................................        9.8     --         --
Other..........................................................................       (7.3)      (0.1)      (0.8)
                                                                                 ---------  ---------  ---------
Effective rate.................................................................      (12.2)%      38.0%      36.0%
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

    The Federal rate adjustment item above is due to the SFAS 109 requirement to increase deferred tax liabilities to reflect current statutory income tax rates. During fiscal 1993, after the Company's adoption of this standard, the U.S. Federal statutory rate increased from 34% to 35%. This adjustment reflects the resulting increase in the deferred tax liability of $280. The Company also incurred foreign operating losses of approximately $2.7 million for the year ended January 31, 1994, which could not currently be tax benefitted, and therefore unfavorably impacted the effective tax benefit rate. None of the remaining items in the current year's rate reconciliation above were unusual in nature or amount in comparison to prior years.

    The Company made income tax payments of $7,132, $7,638, and $12,053 in the fiscal years ended January 31, 1994, 1993 and 1992, respectively.

NOTE 7 -- STOCKHOLDERS' EQUITY
    The Company has 10,000,000 shares of $.01 par value Preferred Stock authorized and issuable in one or more series as the Board of Directors may determine; none is outstanding. 50,000,000 shares of $.03 par value Common Stock are authorized. There are no restrictions on retained earnings.

    The  Company has  four Employee  Stock Option  Plans (1982,  1984, 1986, and
1990). Options to purchase Common Stock of the Company are granted to employees at 100% of fair market value on the date of grant and are exercisable over a five-year period. Outstanding options under all Plans are summarized as follows:

                                                                                    SHARES      PRICE PER SHARE
                                                                                  ----------  --------------------
Balance, January 31, 1992.......................................................     736,350    $7.75 to $15.68
  Granted.......................................................................     239,500     15.00 to 16.50
  Cancelled.....................................................................     (45,500)    7.75 to 15.00
  Exercised.....................................................................    (130,500)    7.75 to 14.25
                                                                                  ----------  --------------------
Balance, January 31, 1993.......................................................     799,850     7.75 to 16.50
  Granted.......................................................................     230,500     12.00 to 17.60
  Cancelled.....................................................................     (50,870)    8.00 to 16.25
  Exercised.....................................................................     (70,130)    7.75 to 15.00
                                                                                  ----------  --------------------
Balance, January 31, 1994.......................................................     909,350    $7.75 to $17.60
                                                                                  ----------  --------------------
                                                                                  ----------  --------------------

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 7 -- STOCKHOLDERS' EQUITY (CONTINUED)
    Options for 194,050 and 157,550 shares became exercisable during fiscal 1993 and 1992, respectively, and options for 275,800 and 176,000 shares were exercisable at the end of the respective years. Shares available for grant under the Plans totalled 260,552 and 101,852 at January 31, 1994 and 1993, respectively.

    At January 31, 1994, non-qualified options not covered by the Plans to purchase 13,000 shares at $12.88 to $16.00 per share were outstanding. At January 31, 1993, non-qualified options not covered by the Plans to purchase 11,000 shares at $12.88 to $15.00 per share were outstanding.

    At January 31, 1994, there were 30,000 outstanding options under the Non-Employee Director Stock Option Plan with per share prices from $8.25 to $16.00. At January 31, 1993, there were 24,000 outstanding options under the Plan with per share prices from $8.25 to $15.00.

    The Company has an Employee Stock Purchase Plan. There were 274,333 shares available for purchase under the Plan at January 31, 1994.

NOTE 8 -- EMPLOYEE BENEFIT PLANS
    Employee Savings Plan: The Company has a qualified 401k Employee Savings Plan covering substantially all employees. Company contributions are discretionary. The Company's contributions to the plan, representing 401k matching contributions only, were $1,674, $1,438 and $1,253 in fiscal years 1993, 1992, and 1991, respectively.

    Employee Stock Ownership Plan: The Company has an Employee Stock Ownership Plan (ESOP) covering substantially all employees. Benefits, to the extent vested, become available on retirement or termination of employment. During fiscal 1989, the ESOP Trust borrowed $10,000 to purchase 792,000 shares of Common Stock. Each year, the Company makes contributions to the ESOP which are then used to make loan interest and principal payments. With each principal payment, which is charged to compensation expense, a portion of the Common Stock is allocated to participating employees. In fiscal 1993, the Company's contribution to the Plan was $1,000, and interest was totally offset by dividends of $168 on unallocated shares. In fiscal 1992, the Company's contribution to the Plan was $1,000 plus interest of $20, which is net of dividends on unallocated shares of $220. The Company's contribution to the Plan in fiscal 1991 was $1,000 plus interest of $269, which is net of dividends on unallocated shares of $194.

    The ESOP Trust borrowing, which is guaranteed by the Company, is reflected in long-term debt and the Company's obligation to make future contributions to the ESOP for debt repayment is reflected as a reduction of Stockholders' Equity in the consolidated financial statements.

    Long-Term Incentive Plan: During fiscal 1990, pursuant to a Long-term Incentive Plan approved by the stockholders, 171,400 shares of Common Stock were issued to participants on a restricted basis. The shares will be earned by, and released to, the participants at the end of 10 years, but release can be accelerated by attainment of 20% return on equity in a fiscal year, as defined in the Plan. The cost of the Plan is being accrued over the 10-year earning period and will be accelerated if so earned. The Plan also contains a cash award element which is earned only upon attainment of the 20% return on equity.

NOTE 9 -- FAIR VALUES OF FINANCIAL INSTRUMENTS
    FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 9 -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
    At January 31, 1994 and 1993, the Company had non-current investments and notes receivable (non-trade) with carrying values of $8,608 and $7,042, respectively, which approximate fair value at those respective dates.

    At January 31, 1994 and 1993, the Company's $15,000, 9.88% Secured Notes had a fair value of approximately $16,100 and $16,700, respectively, due to lower interest rates currently prevailing. The Company's ESOP and other long-term debt approximates market due to the variable interest rate features of the obligations.

NOTE 10 -- BUSINESS SEGMENT DATA
    The Company operates two business segments. The financial systems segment (NCS Financial) designs, develops and markets asset management software, primarily for bank trust departments. This includes systems for personal trust asset management for individuals and corporate trust applications such as stock and bond transfer systems. The remainder of the Company's business consists of several interdependent business units, centered around its proprietary optical scanning hardware and forms technology. This segment markets those products and services and related application software to education, business and professional markets through the NCS Education, NCS Technology, and NCS Assessments businesses. Below is a summary of certain financial information related to the two segments for fiscal years ended January 31.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 10 -- BUSINESS SEGMENT DATA (CONTINUED)

                                         OPTICAL SCANNING PRODUCTS,
                                       SERVICES AND RELATED SOFTWARE                 FINANCIAL SYSTEMS                 TOTAL
                                  ----------------------------------------  ------------------------------------  ---------------
                                       1994          1993         1992           1994         1993       1992          1994
                                  --------------  -----------  -----------  --------------  ---------  ---------  ---------------
Revenues........................  $   257,813     $   245,709  $   251,317  $   47,640      $  54,358  $  51,189  $   305,453
                                  --------------  -----------  -----------  --------------  ---------  ---------  ---------------
                                  --------------  -----------  -----------  --------------  ---------  ---------  ---------------
Operating income (loss).........       25,447(1)       28,802       32,691     (19,621 )(2)     6,564      5,149      5,826(3)
Corporate expense...............                                                                                        8,127
Interest and other expense,
 net............................                                                                                          558
                                                                                                                  ---------------
  Total income (loss) before
   income taxes.................                                                                                       (2,859)
                                                                                                                  ---------------
                                                                                                                  ---------------
Identifiable assets.............      177,664         151,252      169,667      25,340         40,787     31,914      203,004
Corporate assets................                                                                                       17,169
                                                                                                                  ---------------
  Total assets..................                                                                                      220,173
                                                                                                                  ---------------
                                                                                                                  ---------------
Depreciation and amortization...       20,263          22,920       20,974       3,507          5,002      3,604       23,770
Corporate depreciation and
 amortization...................                                                                                          907
                                                                                                                  ---------------
  Total depreciation and
   amortization.................                                                                                       24,677
                                                                                                                  ---------------
                                                                                                                  ---------------
Capital expenditures............       24,425          17,286       13,111       9,391          5,089      7,519       33,816
Corporate capital
 expenditures...................                                                                                        1,510
                                                                                                                  ---------------
  Total capital expenditures....                                                                                  $    35,326
                                                                                                                  ---------------
                                                                                                                  ---------------


                                     1993         1992
                                  -----------  -----------
Revenues........................  $   300,067  $   302,506
                                  -----------  -----------
                                  -----------  -----------
Operating income (loss).........       35,366       37,840
Corporate expense...............        8,108        9,136
Interest and other expense,
 net............................          650        4,530
                                  -----------  -----------
  Total income (loss) before
   income taxes.................       26,608       24,174
                                  -----------  -----------
                                  -----------  -----------
Identifiable assets.............      192,039      201,581
Corporate assets................       22,700       15,997
                                  -----------  -----------
  Total assets..................      214,739      217,578
                                  -----------  -----------
                                  -----------  -----------
Depreciation and amortization...       27,922       24,578
Corporate depreciation and
 amortization...................          635          639
                                  -----------  -----------
  Total depreciation and
   amortization.................       28,557       25,217
                                  -----------  -----------
                                  -----------  -----------
Capital expenditures............       22,375       20,630
Corporate capital
 expenditures...................          418          485
                                  -----------  -----------
  Total capital expenditures....  $    22,793  $    21,115
                                  -----------  -----------
                                  -----------  -----------

- ------------------------
(1)  Includes restructuring charge of $2,200.
(2)  Includes restructuring charge of $22,800.
(3)  Includes restructuring charge of $25,000.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

NOTE 10 -- BUSINESS SEGMENT DATA (CONTINUED)

    Capital expenditures include property, plant and equipment additions as well as rotable service parts and capitalized software. The Company's foreign operations and export sales are less than 10% of total revenues. Sales to all government agencies for the fiscal years ended January 31, 1994, 1993 and 1992 were $97,198, $95,232 and $96,498 of which $23,001, $26,134 and $31,172, respectively, were to U.S. government agencies, principally the U.S. Department of Education, with the remainder to state and local government agencies, predominantly school districts and state departments of education.

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
National Computer Systems, Inc.

    We have audited the accompanying consolidated balance sheets of National Computer Systems, Inc. and Subsidiaries as of January 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Computer Systems, Inc. and Subsidiaries at January 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1994, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG

Minneapolis, Minnesota
March 16, 1994