Form 10-K, Exhibit 13
period 1995-01-31
NATIONAL COMPUTER SYSTEMS INC
filed 1995-04-27
CIK 69999

EXHIBIT 13
                                PORTIONS OF THE
                         ANNUAL REPORT TO STOCKHOLDERS
                   FOR THE FISCAL YEAR ENDED JANUARY 31, 1995


                      FIVE-YEAR FINANCIAL DATA (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                   YEAR ENDED JANUARY 31,
                                   -----------------------------------------------------------------
                                     1995          1994           1993          1992          1991
                                   --------      --------       --------      --------      --------

Financial Results
  Revenues ......................  $336,943      $305,453       $300,067      $302,506      $315,283
  Income (loss) from operations .    23,146(1)     (2,301)(2)     27,258        28,704        28,064
  Income (loss) before income tax
    provision (benefit) .........    19,148        (2,859)        26,608        24,174        20,972
  Income tax provision (benefit).     5,750          (350)        10,100         8,700         7,950
  Net income (loss)..............    13,398        (2,509)        16,508        15,474        13,022
  Net income (loss) per share....  $    .88      $   (.16)      $   1.03      $    .96      $    .82
  Average number of shares
    outstanding .................    15,225         15,535        16,066        16,138        15,891
  Dividends paid per share ......  $    .36      $     .36      $    .33      $    .29      $    .28

Financial Position
  Current ratio .................       1.5            1.5           1.6           1.7           2.0
  Working capital ...............  $ 35,614      $  36,217      $ 38,792      $ 39,836      $ 51,351
  Total assets ..................   240,757        220,173       214,739       217,578       225,159
  Long-term debt, including
   current maturities ...........    50,525         47,351        25,350        39,751        57,991
  Stockholders' equity ..........   113,123        100,147       121,317       112,316       100,646

(1) Includes a $11,339 pre-tax special charge. (2) Includes a $25,000 pre-tax special charge.


                       QUARTERLY MARKET DATA (Unaudited)

     The Company's  stock is traded on the NASDAQ  National  Market System under the symbol  "NLCS." As of  January  31,  1995,  there were  approximately  2,000 stockholders of record.

                                       YEAR ENDED JANUARY 31, 1995
                                    -------------------------------------
Quarter                                1st      2nd        3rd      4th
- ---------------------------------   --------  --------  --------  -------

Sales prices per share
        High ....................   $ 13.50   $ 13.25   $ 14.75   $ 17.25
        Low .....................     10.88     10.50     11.50     12.13
Dividends paid per share ........   $   .09   $   .09   $   .09   $   .09


                                        YEAR ENDED JANUARY 31, 1994
                                    -------------------------------------
Quarter                                 1st     2nd        3rd      4th
- ---------------------------------   --------  --------  --------  -------

Sales prices per share
        High ....................   $ 16.00   $ 18.00   $ 17.75   $ 13.25
        Low .....................     13.25     14.88     11.50     10.25
Dividends paid per share ........   $   .09   $   .09   $   .09   $   .09




                  QUARTERLY RESULTS OF OPERATIONS (Unaudited)
                    (In thousands, except per share amounts)

                                                      THREE MONTHS ENDED
                                         -------------------------------------------
                                         April 30    July 31  October 31  January 31
                                         --------    -------  ----------  ----------

Year Ended January 31, 1995
        Revenues ......................   $68,750    $80,131    $94,608    $93,454
        Gross profit ..................    27,081     31,165     31,239     38,452
        Net income ....................     1,950      4,715      4,578      2,155  (1)
        Net income per share ..........   $  0.13    $  0.31    $  0.30    $  0.14
Year Ended January 31, 1994
        Revenues ......................   $68,514    $75,669    $77,645    $83,625
        Gross profit ..................    26,789     30,996     27,870     33,266
        Net income (loss) .............     1,732      4,233      1,505     (9,979) (2)
        Net income (loss) per share ...   $  0.11    $  0.27    $  0.10    $ (0.66)

(1) Includes a $11,339 pre-tax special charge. (2) Includes a $25,000 pre-tax special charge.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INCOME AND EXPENSE ITEMS AS A PERCENTAGE OF REVENUES

                                                        FISCAL YEAR
                                                -----------------------------
                                                 1994        1993       1992
                                                ------      ------     ------

Revenues
        Net sales ............................   80.8%      77.5%       77.1%
        Maintenance and support ..............   19.2       22.5        22.9
                                                -----      -----       -----
                Total revenues ...............  100.0      100.0       100.0
Cost of Revenues
        Cost of sales(1) .....................   60.1       57.4        57.7
        Cost of maintenance and support(2) ...   70.0       73.6        76.1
                                                -----      -----       -----
                Total gross profit ...........   38.0       38.9        38.1

Operating Expenses
        Sales and marketing ..................   13.1       15.7        13.2
        Research and development .............    4.0        3.1         3.0
        General and administrative ...........   10.6       12.7        12.9
        Special charges ......................    3.4        8.2          --
                                                -----      -----       -----
Income (loss) from operations ................    6.9       (0.8)        9.1
Income (loss) before taxes ...................    5.7       (0.9)        8.9
                                                -----      -----       -----
Net income (loss) ............................    4.0%      (0.8)%       5.5%
                                                =====      =====       =====

(1)  As a percentage of sales revenue.
(2)  As a percentage of maintenance and support revenue.

Note: The fiscal years referenced herein are as follows: fiscal 1994 - year ended January 31, 1995; fiscal 1993 - year ended January 31, 1994; fiscal 1992 - year ended January 31, 1993.

National Computer Systems, Inc. (the Company or NCS) operates two business segments. The predominance of the Company's business is centered around its proprietary optical scanning hardware and forms technology. This segment markets those products and related application software and services predominantly in education, but also to business, government, and healthcare markets through its various operating units. The financial systems segment designs, develops and markets asset management software, primarily for bank trust departments. This includes systems for personal trust asset management for individuals and corporate trust applications such as stock and bond transfer systems.

RECAP OF 1994 RESULTS

Total revenues in fiscal 1994 were a record $336.9 million, up 10.3% from the prior year. The Company's overall gross profit percentage on revenues declined slightly (.9 of one percent) from last year, however, total gross profit dollars exceeded the prior year by $9.0 million or 7.6%. The revenue growth was achieved with $4.0 million less sales and marketing expense than in the prior year, with those expenses declining to 13.1% of revenues in fiscal 1994 from 15.7% in fiscal 1993. Research and development expenses increased by $4.1 million in fiscal 1994, principally directed at new products. General and administrative expenses declined by $2.9 million from the prior year. The Company's income from operations, before the special charges discussed below, grew to $34.5 million or 10.2% of revenues in fiscal 1994 from $22.7 million or 7.4% of revenues in fiscal 1993. Interest expense was $1.3 million higher in fiscal 1994 than the prior fiscal year, due to higher average borrowing levels and higher interest rates. A $1.6 million disposition gain realized in fiscal 1993 and reflected in other income and expense did not recur in fiscal 1994. Income, before the special charges described below, totaled $18.6 million or $1.22 per share compared with $13.0 million or $.84 per share in fiscal 1993. After pre-tax special charges described below of $11.3 million in fiscal 1994 and $25.0 million in fiscal 1993, net income was $13.4 million or $.88 per share in fiscal 1994 compared to a net loss of $2.5 million or $.16 per share in fiscal 1993.

SPECIAL CHARGES

In fiscal 1994, the Company recorded an $11.3 million special charge consisting of three components: the restructuring and statutory reorganization of the Company's German operations, the discontinuation of an employee benefits software development project, and the write-down of certain investments in anticipation of disposition. These actions should reduce ongoing operating expenses by approximately $1 million annually. See Note 2 of Notes to Consolidated Financial Statements for further discussion.

In fiscal 1993, the Company recorded a $25 million special charge, $22.8 million of which was to terminate the Ultrust product and the related Cambridge, Massachusetts operations dedicated to the product. Ultrust was a sophisticated asset management system for the largest trust banks in the market and included full multi-currency accounting and other features designed to facilitate global asset management. While Ultrust was intended to be marketed as packaged software, it became apparent that the Ultrust product could not meet the level of customized, individualized functionality, on an economically viable basis, that customers in this market segment demanded. Also, rapid changes in technology since the commencement of development, while not fatal to its viability, limited the potential for the product. Further investment in the product could not be justified and the product was terminated. The charge also included $2.2 million for the restructuring of the administrative software division of the NCS Education business, principally the closing of the Company's Salt Lake City software development facility and the consolidation of product development activities into facilities in Mesa, Arizona. See Note 2 of Notes to Consolidated Financial Statements for further discussion.

REVENUES

Fiscal 1994 versus Fiscal 1993. Total revenues for fiscal 1994 were up 10.3% to $336.9 million from $305.5 million in fiscal 1993. Total revenues for fiscal 1994 as compared to fiscal 1993, by major NCS business area, were as follows:

               Education                         +19.5%
               Business, Government,
                Healthcare and other              +1.4%
               Financial Systems                  +9.3%

Significantly higher volumes of educational assessment and student financial aid processing at the Company's Iowa City service center were the principal factors in the growth in revenues in education. Approximately half of the revenue growth in financial systems was due to a minor acquisition in the third quarter of fiscal 1994. See Note 3 of Notes to Consolidated Financial Statements for
further discussion. Going forward, the financial systems business faces challenges related to certain industry trends, such as consolidation by financial institutions. However, the Company believes opportunities exist to expand its offerings of products and services and to pursue asset management organizations other than banks.

By revenue category, net sales were up 15.0% in fiscal 1994 over fiscal 1993 due to the higher education and student financial aid revenues mentioned above, among other increases. Maintenance and support revenues were down 5.9% due to lower third-party hardware maintenance revenues, offset somewhat by increases in proprietary services and software support.

FISCAL 1993 VERSUS FISCAL 1992.

Total revenues for fiscal 1993 were up 1.8% to $305.5 million from $300.1 million in fiscal 1992. Total revenue results for fiscal 1993 as compared to fiscal 1992 by major NCS business area were as follows:

              Education                           +6.1%
              Business, Government,
               Healthcare and other               +4.5%
              Financial Systems                  -12.4%

Significantly higher volumes of educational assessment and student financial aid processing at the Company's Iowa City service center resulted in an overall increase in education revenues, notwithstanding the loss of approximately $8 million of Guaranteed Student Loan (GSL) contract revenue. Financial system's revenues were down due to the absence of any Ultrust sales in 1993, versus $5.8 million of such revenues in fiscal 1992. Ultrust has been discontinued as described above. The results of financial systems, and NCS as a whole, were significantly impacted by the operating losses in the Ultrust product line, which will not recur in the future.

By revenue category, net sales were up 2.3% in fiscal 1993 over fiscal 1992 due to the higher assessment and processing revenues mentioned above, as well as increased scannable forms sales. Maintenance and support revenues were up very slightly from year to year as both software support and hardware maintenance were up only marginally.

COST OF REVENUES AND GROSS PROFITS

Fiscal 1994 versus Fiscal 1993. In fiscal 1994, the Company's overall gross profit declined slightly to 38.0% of total revenues from 38.9% in fiscal 1993. By revenue category, the gross profit on net sales declined by 2.7 percentage points in fiscal 1994 from the prior year, due in large measure to lower relative margins on certain of the incremental revenues at the Iowa City service center. This was offset by gross profit on the maintenance and support revenues, which improved by 3.6 percentage points in fiscal 1994, due principally to higher margins on hardware maintenance services and improved software support margins owing largely to the discontinuance of Ultrust.

The Company is experiencing significant price increases for the type of paper most commonly used in its scannable forms product. This is consistent with paper price movements in the general marketplace and the Company will attempt to offset these increases, to the extent possible, with increases in productivity and, where necessary, with price increases to its customers. It is the Company's current belief that these price increases will unfavorably impact gross profit to some extent, but should not materially impact overall profitability.

Fiscal 1993 versus Fiscal 1992. The Company's overall gross profit percentage improved to 38.9% in fiscal 1993 from 38.1% in fiscal 1992. The gross profit on net sales improved 0.3 percentage points year to year as a percentage of net sales due principally to improved margins on non-GSL student financial aid processing. Maintenance and support gross profit improved by 2.5 percentage points year to year as a percentage of related revenues due to lower parts costs related to hardware maintenance.

OPERATING EXPENSES

Fiscal 1994 versus Fiscal 1993. In fiscal 1994, sales and marketing expenses decreased $4.0 million from the prior fiscal year. This, coupled with increased revenues, decreased these expenses as a percentage of total revenues by 2.6 percentage points. This improvement over fiscal 1993 is due to a concerted Company-wide effort to reduce these expenses and make sales and marketing efforts more productive.

Research and development expenses increased $4.1 million or 43.3% in fiscal 1994 over fiscal 1993 due directly to new software product initiatives across the Company, particularly in financial systems and education.

General and administrative expenses declined by $2.9 million or 7.4% in fiscal 1994 from the prior fiscal year. This decrease year-to-year is due to Company-wide efforts to reduce these expenses.

Fiscal 1993 versus Fiscal 1992. Sales and marketing expenses increased by $8.4 million in fiscal 1993 over fiscal 1992. This was a 21.2% increase year to year and was incurred in all the major business areas. The increase was intended to increase sales momentum, and while sales did increase slightly in fiscal 1993, they did not increase as much as anticipated.

Research and development expenses were up slightly in fiscal 1993 from the prior year. This increase was spread among all NCS businesses, with the largest increase coming in scanning hardware and software engineering.

Total general and administrative expenses were essentially unchanged from fiscal 1992 to fiscal 1993.

INTEREST EXPENSE

Interest expense increased $1.3 million in fiscal 1994 over fiscal 1993. This was due to higher average borrowing levels in fiscal 1994, as debt levels increased significantly in the latter part of fiscal 1993 and modestly in fiscal 1994. Interest rates also increased in fiscal 1994 from the prior year. See Capital Resources and Liquidity below for further discussion of cash flow and debt.

Interest expense increased by $0.3 million in fiscal 1993 from fiscal 1992. The increase was due to an increase in the average borrowings outstanding, as interest rates did not vary significantly.

OTHER  INCOME AND EXPENSE

Other income and expense in fiscal 1994 included no large or unusual items and was, therefore, insignificant.

Other income in fiscal 1993 includes a $1.6 million gain from the sale of assets of the Company's Catalog Card Division. This division's net assets and results of operations were not material to NCS.

During fiscal 1992, the Company concluded certain litigation with a resulting net gain of approximately $1.0 million which is included in other income and expense. This gain reflects the favorable resolution of certain claims relating to the original procurement of the GSL processing contract in 1987.

INCOME  TAXES

The effective income tax rate for fiscal 1994 was 30.0% which was significantly reduced by the net tax benefit related to the reorganization of the Company's German operations. See Note 6 of the Notes to Consolidated Financial Statements.

The effective income tax benefit rate for fiscal 1993 was 12.2%, which was significantly lower than the statutory rate and the Company's historical effective rate. The rate impact of permanent book/tax differences is magnified due to the low absolute dollar amount of the pre-tax loss. The effective income tax rate for fiscal 1992 was 38.0%.

CAPITAL RESOURCES AND LIQUIDITY

During fiscal 1994, the Company generated $42.2 million of cash from operations which represented a return to historical cash generation levels. The special charges incurred in fiscal 1994 had, after considering tax benefits, a slightly positive impact on cash from operations. The Company invested $28.3 million in property, plant and equipment in fiscal 1994, which was unusually high due to the addition of new buildings in Mesa, Arizona and Iowa City, Iowa. Software capital additions were down to $6.9 million in fiscal 1994, principally due to the discontinuation of Ultrust. Also, $3.2 million of cash was invested in two minor acquisitions. The activities above, and all other cash needs, were financed with cash from operations and $4.1 million of additional borrowings.

During fiscal 1993, the Company generated $26.0 million of cash from operating activities. This level was significantly below the prior year's generation of $54.3 million due to the lower level of income, lower non-cash expenses, and growth in receivables. The significant receivables growth was due to heavy billing activity in the last quarter of the fiscal year as the Company's days of billings outstanding remained virtually constant with the prior year. The accrued expense increase in fiscal 1993 included the residual of the special charges, which required cash outlay in the first half of fiscal 1994. Cash was used for capital expenditures and other investing activities totaling $38.3 million. This investment level is higher than the fiscal 1992 amount of $24.5 million due to higher property, plant and equipment expenditures, including an additional forms plant in the United Kingdom, and investments in software development prior to the discontinuation of Ultrust. The Company also repurchased over one million shares of Common Stock during fiscal 1993, using $15.9 million of cash. All these activities described above were financed with cash from operations, $9.0 million of cash on hand, and increased borrowings of $23.0 million during fiscal 1993.

The Company had long-term debt balances, including current maturities of $50.5 million, $47.4 million, and $25.4 million at January 31, 1995, 1994, and 1993, respectively. The items causing the changes in debt balances are described above. At January 31, 1995, the Company's debt to total capital ratio was 30.9% compared to 32.1% a year earlier and 17.3% two years earlier. The Company believes that the debt to total capital ratio is currently within an acceptable operating range.

Looking toward fiscal 1995, the Company maintains a $40 million revolving credit facility, $20.4 million of which was unused at January 31, 1995. The Company expects cash flow from operations to be at traditional levels in fiscal 1995 and will use such cash to fund capital expenditures and reduce debt to the extent possible. In fiscal 1995, capital expenditures are likely to decrease, as there are no new facilities planned, and software development will approximate 1994 levels. The Company considers the $40 million credit facility and funds from operations to be adequate to meet foreseeable cash requirements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                     ASSETS

                                                                       JANUARY 31,
                                                                ----------------------
                                                                    1995         1994
                                                                ----------   ---------

Current Assets
        Cash and cash equivalents ...........................   $   1,195    $   1,724
                                                                ---------    ---------
        Receivables
                Trade .......................................      77,209       70,100
                Other .......................................       1,940        5,328
                                                                ---------     --------
                                                                   79,149       75,428
                                                                ---------     --------
        Inventories .........................................      20,455       17,370
        Prepaid expenses and other ..........................       9,925        9,198
                                                                ---------     --------
                Total Current Assets ........................     110,724      103,720
                                                                ---------     --------
Property, Plant and Equipment
        Land, buildings and improvements ....................      48,202       37,254
        Machinery and equipment..............................     101,336       88,950
        Rotable service parts ...............................       9,256       11,085
        Equipment held for lease ............................       7,583        8,205
        Accumulated depreciation ............................     (83,648)     (75,988)
                                                                 --------     --------
                                                                   82,729       69,506
                                                                 --------     --------
Other Assets, net
        Acquired and internally developed software products .      27,234       20,092
        Non-current receivables, investments and other assets      17,027       21,896
        Goodwill ............................................       3,043        4,959
                                                                 --------    ---------
                                                                   47,304       46,947
                                                                 --------    ---------
                Total Assets ................................   $ 240,757    $ 220,173
                                                                =========    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
        Current maturities of long-term debt ................   $   5,212    $   2,677
        Accounts payable ....................................      20,655       18,777
        Accrued expenses ....................................      29,495       27,093
        Deferred income .....................................      18,645       18,956
        Income taxes ........................................       1,103           --
                                                                 --------    ---------
                Total Current Liabilities ...................      75,110       67,503
                                                                 --------    ---------
Deferred Income Taxes .......................................       7,211        7,849
Long-Term Debt - less current maturities ....................      45,313       44,674
Commitments and contingencies
Stockholders' Equity
        Preferred stock .....................................          --           --
        Common stock - issued and outstanding -
                15,310 and 14,983 shares, respectively ......         459          449
        Paid-in capital .....................................       3,795           --
        Retained earnings ...................................     114,546      106,771
        Deferred compensation ...............................      (5,677)      (7,073)
                                                                 --------    ---------

                Total Stockholders' Equity ...................     113,123      100,147
                                                                 ---------   ----------
                Total Liabilities and Stockholders' Equity....   $ 240,757     $220,173
                                                                 =========   ==========


See Notes to Consolidated Financial Statements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           YEAR ENDED JANUARY 31,
                                                                  -------------------------------------
                                                                      1995         1994           1993
                                                                  ----------   ----------     ---------

Revenues
        Net sales .............................................   $ 272,305    $ 236,737      $ 231,483
        Maintenance and support ...............................      64,638       68,716         68,584
                                                                  ---------    ---------      ---------
                        Total revenues ........................     336,943      305,453        300,067

Cost of Revenues
        Cost of sales .........................................     163,744      135,943        133,457
        Cost of maintenance and support........................      45,262       50,589         52,207
                                                                  ---------    ---------      ---------
                        Gross profit ..........................     127,937      118,921        114,403
Operating Expenses
        Sales and marketing ...................................      44,138       48,104         39,695
        Research and development ..............................      13,422        9,364          8,865
        General and administrative ............................      35,892       38,754         38,585
        Special charges........................................      11,339       25,000            --
                                                                  ---------    ---------      ---------

Income (Loss) From Operations .................................      23,146       (2,301)        27,258
        Interest expense ......................................       3,465        2,200          1,889
        Other (income) expense ................................         533       (1,642)        (1,239)
                                                                  ---------    ---------      ---------

Income (Loss) Before Income Tax Provision (Benefit) ...........      19,148       (2,859)        26,608
         Income tax provision (benefit)........................       5,750         (350)        10,100
                                                                  ---------    ---------      ---------

Net Income (Loss) .............................................   $  13,398    $  (2,509)      $ 16,508
                                                                  =========    =========       ========

Net Income (Loss) Per Share ...................................   $    0.88    $   (0.16)      $   1.03

Average Shares Outstanding ....................................      15,225       15,535         16,066


See Notes to Consolidated Financial Statements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                       COMMON STOCK
                                                     ------------------
                                                                          PAID-IN    RETAINED    DEFERRED
                                                     SHARES      AMOUNT   CAPITAL    EARNINGS  COMPENSATION    TOTAL
                                                     ------      ------   -------    --------  ------------    -----

Balance January 31, 1992 ........................    16,027       $481    $15,846    $105,152    $ (9,163)   $112,316
        Shares issued for employee stock
                purchase and option plans .......       194          6      2,222          --          --       2,228
        Repurchase of common stock ..............      (338)       (10)    (4,931)         --          --      (4,941)
        Restricted stock awards..................        16         --        253          --        (253)         --
        ESOP debt payment .......................        --         --         --          --       1,000       1,000
        Restricted stock compensation accrual ...        --         --         --          --         150         150
        Net income ..............................        --         --         --      16,508          --      16,508
        Cash dividends paid - $.33 per share ....        --         --         --      (5,261)         --      (5,261)
        Foreign currency translation adjustment..        --         --         --        (683)         --        (683)
                                                     ------       ----    -------    --------     -------    --------
Balance January 31, 1993 ........................    15,899        477     13,390     115,716      (8,266)    121,317
        Shares issued for employee stock
                purchase and option plans .......       135          4      1,741          --          --       1,745
        Repurchase of common stock ..............    (1,053)       (32)   (15,317)       (566)         --     (15,915)
        Restricted stock awards..................         2         --        186          --         (33)        153
        ESOP debt payment .......................        --         --         --          --       1,000       1,000
        Restricted stock compensation accrual ...        --         --         --          --         226         226
        Net income (loss) .......................        --         --         --      (2,509)         --      (2,509)
        Cash dividends paid - $.36 per share ....        --         --         --      (5,581)         --      (5,581)
        Foreign currency translation adjustment..        --         --         --        (289)         --        (289)
                                                     ------       ----    -------     -------     -------    --------
Balance January 31, 1994 ........................    14,983        449         --      106,771     (7,073)    100,147
        Shares issued for employee stock
                purchase and option plans .......       152          5      1,492          --          --       1,497
        Repurchase of common stock ..............       (32)        (1)      (359)         --          --        (360)
        Restricted stock awards..................       (59)        (2)      (430)         --         432          --
        Shares issued for business acquisition ..       266          8      3,092          --          --       3,100
        ESOP debt payment .......................        --         --         --          --       1,000       1,000
        Restricted stock compensation accrual ...        --         --         --          --         (36)        (36)
        Net income ..............................        --         --         --      13,398          --      13,398
        Cash dividends paid - $.36 per share ....        --         --         --      (5,453)         --      (5,453)
        Foreign currency translation adjustment..        --         --         --        (170)         --        (170)
                                                    -------       ----    -------    --------    --------    ---------
Balance January 31, 1995 ........................    15,310       $459    $ 3,795    %114,546    $ (5,677)   $ 113,123
                                                    =======       ====    =======    ========    ========    =========

See Notes to Consolidated Financial Statements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        YEAR ENDED JANUARY 31,
                                                                                -------------------------------------
                                                                                  1995           1994           1993
                                                                                --------       --------       -------

Operating Activities
        Net income (loss) ...................................................   $13,398       $ (2,509)      $ 16,508
        Adjustments to reconcile to net cash
                provided by operating activities:
                        Depreciation ........................................    15,559         16,289         18,426
                        Amortization ........................................     8,412          8,388         10,131
                        Deferred income taxes and other......................      (400)        (2,434)          (501)
                        Non-cash special charges ............................    10,375         17,805             --
                        Changes in operating assets and liabilities
                                (net of acquired amounts):
                                        Accounts receivable .................    (3,392)       (12,346)         1,830
                                        Inventory and other current assets ..    (4,285)        (3,765)         3,100
                                        Accounts payable and accrued expenses     3,183          3,879            552
                                        Deferred income......................      (613)           652          4,278
                                                                                -------       --------       --------
                        Net Cash Provided By Operating Activities ...........    42,237         25,959         54,324
                                                                                -------       --------       --------
Investing Activities
        Divestitures (acquisitions) .........................................    (3,216)        (1,198)           154
        Purchases of property, plant and equipment ..........................   (28,251)       (21,935)       (12,894)
        Purchases of rotable service parts ..................................      (934)        (1,917)        (1,490)
        Capitalized software products .......................................    (6,928)       (11,474)        (8,409)
        Other - net .........................................................    (3,245)        (1,728)        (1,906)
                                                                                -------       --------       --------
                        Net Cash Used In Investing Activities ...............   (42,574)       (38,252)       (24,545)

Financing Activities
        Net increase (decrease) in revolving credit borrowing ...............     1,100         18,500        (15,000)
        Net increase in other borrowings ....................................     3,024          4,501          1,599
        Issuance (repurchase) of common stock, net ..........................     1,137        (14,170)        (2,713)
        Dividends paid ......................................................    (5,453)        (5,581)        (5,261)
                                                                                -------       --------       --------
                        Net Cash Provided By
                           (Used In) Financing Activities ...................      (192)         3,250        (21,375)
                                                                                -------       --------       --------
Increase (Decrease) In Cash and Cash Equivalents ............................      (529)        (9,043)         8,404
Cash and Cash Equivalents - Beginning of Year ...............................     1,724         10,767          2,363
                                                                                -------       --------       --------
Cash and Cash Equivalents - End of Year .....................................   $ 1,195       $  1,724       $ 10,767
                                                                                =======       ========       ========

See Notes to Consolidated Financial Statements.

                NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 - ACCOUNTING POLICIES

FISCAL YEARS: The fiscal years referenced herein are as follows: fiscal 1994 - year ended January 31, 1995; fiscal 1993 - year ended January 31, 1994; fiscal 1992 - year ended January 31, 1993.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions between consolidated entities have been eliminated.

CASH AND CASH EQUIVALENTS: All investments purchased with an original maturity of three months or less are considered to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of first-in, first-out cost or market. Components of inventory at January 31 are summarized as follows:


                                                           1995          1994
                                                         -------       -------
               Finished goods                            $ 6,408       $ 6,094
               Scoring services and work in process        8,974         6,117
               Raw materials and purchased parts           5,073         5,159
                                                         -------       -------
                                                         $20,455       $17,370
                                                         =======       =======

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Significant improvements are capitalized to property, plant and equipment accounts, while maintenance and repairs are expensed currently. Rental income from equipment held for lease is recognized as earned using the operating method of accounting for such leases. Depreciation is computed using the straight-line method based on the assets' estimated useful lives.

ROTABLE SERVICE PARTS: Parts continually repaired and reused are carried at cost and depreciated over their estimated useful lives ranging from three to five years. Such amounts are reflected as a separate category of property, plant and equipment.

ACQUIRED AND INTERNALLY DEVELOPED SOFTWARE PRODUCTS: Acquired software product amounts originate from the allocation of purchase prices of acquired companies and assets. These products are generally large, complex, mission-critical application software packages with established market positions. Products in this category are generally assigned lives of five years. Internally developed software products represent costs capitalized in accordance with Statement of Financial Accounting Standards No. 86. Accordingly, software production costs incurred subsequent to establishing technological feasibility, as defined, are capitalized. Amortization of these products is computed on a product by product basis ratably as a percentage of expected revenue, subject to minimum straight-line amortization over the products' estimated useful lives of 2 to 5 years. An employee benefits product and the Ultrust software product were discontinued in fiscal 1994 and fiscal 1993, respectively. Refer to Note 2 for further discussion.

         A summary of software activity is as follows:

                                                              INTERNALLY   ACCUMULATED
                                                 ACQUIRED     DEVELOPED    AMORTIZATION     TOTAl
                                                 --------     ----------   ------------    -------

Balance, January 31, 1992 ......................  $16,684      $20,656      $ (9,429)     $ 27,911
        Additions ..............................       --        8,409            --         8,409
        Amortization ...........................       --           --        (6,154)       (6,154)
                                                  -------      -------      --------      --------

Balance, January 31, 1993 ......................   16,684       29,065       (15,583)       30,166
        Additions ..............................    1,165       11,474            --        12,639
        Product discontinuation ................   (4,522)     (18,495)        5,212       (17,805)
        Dispositions ...........................       --       (1,558)        1,057          (501)
        Amortization ...........................       --           --        (4,407)       (4,407)
                                                  -------      -------      --------      --------

Balance, January 31, 1994 ......................   13,327       20,486       (13,721)       20,092
        Additions ..............................    7,868        6,928            --        14,796
        Product discontinuation ................       --       (2,983)           25        (2,958)
        Amortization ...........................       --           --        (4,696)       (4,696)
                                                  -------      -------      --------      --------
Balance, January 31, 1995 ......................  $21,195      $24,431      $(18,392)     $ 27,234
                                                  =======      =======      ========      ========

GOODWILL: Goodwill arising from business acquisitions is amortized on a straight-line basis over periods ranging from 5 to 20 years, generally 10 years. Amortization expense was $1,179 in fiscal 1994, $1,146 in fiscal 1993 and $1,049 in fiscal 1992. Accumulated amortization was $2,493 and $6,253 as of January 31, 1995 and 1994, respectively.

ACCRUED EXPENSES: Major components of accrued expenses consisted of the following as of January 31:

                                                    1995         1994
                                                  -------      -------
          Employee compensation ............      $12,960      $10,168
          Taxes other than income ..........        3,410        3,383
          Royalties ........................        2,241        2,196
          Scoring ..........................        2,169        2,355
          Special charges ..................          679        5,328
          Other ............................        8,036        3,663
                                                  -------      -------
                                                  $29,495      $27,093
                                                  =======      =======

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

OTHER (INCOME) EXPENSE: Other (income) expense for the year ended January 31, 1994 includes a $1,556 gain on the sale of the assets of the Company's Catalog Card Division to an entity controlled by the Company's Chairman. The sale was for cash and notes totaling $2,350, including interest. The disinterested directors of the Company determined that the terms of the sale were fair and reasonable to the Company. Notes receivable of $1,454 and $1,525, net, from the acquiring entity are carried in non-current receivables on the accompanying consolidated balance sheets at January 31, 1995 and 1994, respectively. Other (income) expense for the year ended January 31, 1993 includes $1,027, net, related to the conclusion of certain litigation in the Company's favor.

Per Share Data: Net income (loss) per share is based on the weighted average number of shares of Common Stock and common stock equivalents outstanding during the year.

NOTE 2 - SPECIAL CHARGES

In the fourth quarter of fiscal 1994, the Company recorded an $11.3 million pre-tax special charge consisting of three components: the restructuring and statutory reorganization of the Company's German operations, the discontinuation of an employee benefits software development project, and the write-down of certain unconsolidated investments in anticipation of disposition.

The German restructuring and reorganization amounted to a $3.7 million pre-tax charge to liquidate two of the Company's three operating subsidiaries in Germany and consolidate all remaining operations, principally distribution and maintenance, into one remaining subsidiary. The pre-tax charge was principally to write down goodwill and other assets ($2.9 million) to liquidation values and the balance of this charge was to accrue exit costs for leased facilities and other obligations. There were, however, significant tax benefits triggered by these actions, so the net after-tax effect of this restructuring was only $.5 million. These actions are complete and the liquidation will become official upon the expiration of the German statutory notice periods.

The discontinuation of the employee benefit software product resulted in a $3.2 million pre-tax charge. The Company will incorporate certain of the functions originally planned for this new product into its existing products, thereby reducing development cost and time to market. The charge was principally to write off internal software development costs and acquired third-party software licenses ($3.0 million). The balance of the charge was to accrue for severance (six employees) and other costs. All such actions related to this discontinuation are complete. The after-tax effect of this action was approximately $2.0 million.

The balance of the pre-tax special charge ($4.4 million) was to write down investments in four companies in anticipation of values which will likely be realized as the Company proceeds with an orderly disposition of these investments. These investments were, in all but one case, originally made to promote operating synergies with the Company, however, the Company's intentions with regard to these investments have changed and they have become non-strategic. It is intended, but not certain, that these dispositions will be completed in the next six months. The after-tax effect of the write-down of these investments was $2.7 million.

The special charges total $11.3 million pre-tax and $5.2 million or 34 cents per share on an after-tax basis. These actions, as described above, represent largely asset write-downs with related cash tax benefits and will, therefore, actually generate cash for the Company before considering disposition proceeds.

In the fourth quarter of fiscal 1993, the Company recorded a $25 million pre-tax special charge. This amount consisted of a $22.8 million charge to terminate the Ultrust product and related operations, including a non-cash write-off of $17.8 million of software investment, $2.7 million of severance costs, and $2.3 million of facility exit costs, customer accommodations and other items.

The balance of the charge was for the closing of a software development facility in Salt Lake City and consolidation of those functions into the Company's Mesa, Arizona facility. Substantially all of this $2.2 million charge related to severance, relocation, and other employee-related costs.

This charge reduced fiscal 1993 after-tax earnings by $15.5 million or $1.00 per share.

NOTE 3 - SIGNIFICANT TRANSACTIONS

During fiscal 1994, the Company completed two minor acquisitions. In July, 1994, the Company completed the acquisition of Abacus Data Group, Inc., a developer of Windows-based instructional management software for the education market. The purchase price was approximately $3.8 million in a combination of cash and common stock of the Company, plus contingent earn-out payments, and was allocated principally to software products and goodwill. In October, 1994, the Company completed the acquisition of an international private banking product, DECBank APSYS, along with certain related business assets and operations in Geneva, Switzerland. The purchase price was approximately $2.9 million in cash plus assumption of certain liabilities, which was allocated principally to software products. The operating results of these acquired entities were not material to NCS.

During fiscal 1993, the Company reached an agreement with Dimensional Medicine Inc. (DMI) to convert notes and accounts receivable from DMI into 27.5 million shares of DMI common stock (representing 85% of the outstanding common shares) and a long-term note. The Company has not consolidated the financial results of DMI since completion of the transaction, because it is the Company's intention to divest of the DMI shares, and its control is, therefore, temporary. DMI's financial position and results of operations are not material to the Company. During fiscal 1994, the Company further reduced the carrying value of its investment in DMI.

Fees charged to DMI for installation and servicing of DMI systems were $518 in fiscal 1994, $999 in fiscal 1993 and $1,354 in fiscal 1992. Rates and prices charged for these services approximate those which would prevail between unrelated parties. The balance of the long-term note, $865 as of January 31, 1995 and $1,105 as of January 31, 1994, is reflected in other assets in the accompanying consolidated balance sheets. The net receivables from DMI included in trade receivables were not material as of January 31, 1995 or 1994.

NOTE 4 - LEASES

The Company leases office facilities under noncancelable operating leases which expire in various years through 2001. Rental expense for all operating leases was $11,026 in fiscal 1994, $11,242 in fiscal 1993 and $10,029 in fiscal 1992.
Future minimum rental expense as of January 31, 1995, for noncancelable operating leases with initial or remaining terms in excess of one year is $27,277 and is payable as follows: fiscal 1995 - $6,539; fiscal 1996 - $5,673; fiscal 1997 - $4,608; fiscal 1998 - $3,834; fiscal 1999 - $2,789 and $3,834 beyond.

NOTE 5 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt at January 31, consisted of the following:

                                                         1995        1994
                                                       -------     -------
          Revolving credit borrowing .............     $19,600     $18,500
          Secured notes ..........................      15,000      15,000
          Unsecured note .........................       6,713       6,175
          ESOP borrowing .........................       5,000       6,000
          Other borrowings, principally foreign ..       4,212       1,676
                                                       -------     -------
                                                        50,525      47,351
          Less current maturities ................      (5,212)     (2,677)
                                                       -------     -------
          Long-term debt .........................     $45,313     $44,674
                                                       =======     =======

Revolving Credit Borrowings: The Company has a $40,000 unsecured revolving credit facility which terminates August 1, 1996. Interest on debt outstanding under this facility is computed, at the Company's discretion, based on the prime rate or the London Interbank Offered Rate (LIBOR). During the year ended January 31, 1995, the interest rate approximated 1.5% below the prime rate. The Company pays a fee at an annual rate of .25% on the unused facility amount. The credit facility contains covenants with which the Company is in compliance.

Secured Notes: In July, 1990 the Company issued $15,000 of 9.88% Secured Notes due in 1997. Interest is paid monthly during the term. The notes are secured by certain Company-owned real estate. The credit facility contains covenants with which the Company is in compliance.

Unsecured Note: During fiscal 1993, the Company opened a Sterling-based credit facility with a bank to finance plant construction in the United Kingdom. During fiscal 1994, the credit facility was converted to an unsecured term note due in five principal payments of (pound)850 per year beginning in April, 1997 and bearing interest at .95% over the Sterling LIBOR rate. The outstanding balance on the note at January 31, 1995 was (pound)4,250 or $6,713.

ESOP Borrowing: The ESOP loan, secured by unallocated shares of Common Stock and guaranteed by the Company, is payable over seven years in annual payments of $1,000 with the balance due May 1996. Interest is payable quarterly at rates which approximate 3.5% under the prime rate.

Scheduled Maturities: The aggregate principal amounts of long-term debt scheduled for repayment in each of the five fiscal years 1995 through 1999 are $5,212, $23,600, $16,343, $1,343, and $1,343, respectively. In each fiscal year, interest paid approximates interest expense plus capitalized interest of $175 in 1994, $338 in 1993 and $209 in 1992.

NOTE 6 - INCOME TAXES

Effective February 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS
109. As permitted under the standard, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS 109 was not material.

The components of the provision for income taxes are as follows:

                                           CURRENT
                                 --------------------------
YEAR ENDED JANUARY 31,           FEDERAL    STATE   FOREIGN  DEFERRED    TOTAL
- ----------------------           -------    -----   -------  --------  --------

1995 (Liability method) .......   $6,175   $  691   $  384   $(1,500)   $5,750
1994 (Liability method) .......    1,566      398       40    (2,354)     (350)
1993 (Deferred method).........    8,535    1,088      426        51    10,100


Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at January 31 are as follows:


                                                            1995          1994
                                                           ------        ------
Deferred tax assets:
        Reserves for uncollectibles ................     $  3,223      $  1,470
        Rotable service parts amortization .........        1,612         1,787
        Accrued vacation pay .......................        1,572         1,515
        Special charges ............................        1,395           534
        Intangible amortization ....................        1,047           767
        Foreign operating loss carryforwards .......          831         1,966
        Other ......................................          877           742
        Valuation allowance ........................         (831)       (1,966)
                                                         --------      --------
        Total deferred tax assets ..................        9,726         6,815
                                                         --------      --------
Deferred tax liabilities:
        Net capitalized software ...................        7,183         6,300
        Accelerated depreciation ...................        5,847         4,951
        Purchased software amortization ............        2,016         1,617
        Installment sales ..........................          894           987
        Other ......................................          997           809
                                                         --------      --------
        Total deferred tax liabilities .............       16,937        14,664
                                                         --------      --------
        Net deferred tax liabilities ...............     $  7,211      $  7,849
                                                         ========      ========


A reconciliation of the Company's statutory and effective tax rate is presented below:

                                                     YEAR ENDED JANUARY 31,
                                                  --------------------------
                                                  1995        1994      1993
                                                  ----        ----      ----

Statutory rate ...............................    35.0%      (35.0)%    34.0%
State income taxes net of federal benefit ....     2.3         9.2       2.7
Intangible amortization ......................     3.0        12.9       2.0
Foreign sales corporation ....................    (0.6)       (4.7)     (0.2)
Research and development credits .............    (2.5)      (24.2)     (1.0)
Affordable housing credit ....................    (1.4)         --        --
Foreign operating losses .....................     0.8        27.1       0.6
Foreign investment loss ......................   (10.2)         --        --
Federal rate adjustment ......................      --         9.8        --
Other, net ...................................     3.6        (7.3)     (0.1)
                                                 -----       ------   ------
Effective rate ...............................    30.0%      (12.2)%    38.0%
                                                 =====       ======   ======

In the year ended January 31, 1995, the tax rate benefit from the foreign investment losses principally reflects U.S. tax benefits triggered by the restructuring and reorganization of the Company's German operations discussed in
Note 2.

In the year ended January 31,1994, the Federal rate adjustment item above is due to the Statement of Financial Accounting Standards No. 109 requirement to increase deferred tax liabilities to reflect current statutory income tax rates. During fiscal 1993, after the Company's adoption of this standard, the U.S. Federal statutory rate increased from 34% to 35%. This adjustment reflects the resulting increase in the deferred tax liability of $280. The Company also incurred foreign operating losses of approximately $2.7 million for the year ended January 31, 1994, which could not currently be tax benefited, and, therefore, unfavorably impacted the effective tax benefit rate. None of the remaining items in the year ended January 31, 1994 rate reconciliation above were unusual in nature or amount in comparison to prior years, however, the rate effects are magnified due to the low absolute dollar amount of the pre-tax loss.

The Company  made tax  payments of $5,549,  $7,132 and $7,638  during the fiscal
years  ended  January  31,  1995,  1994  and  1993,   respectively.

NOTE  7  - STOCKHOLDER'S  EQUITY

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

The Company has four Employee Stock Option Plans (1982, 1984, 1986, and 1990). Options to purchase Common Stock of the Company are granted to employees at 100% of fair market value on the date of grant and are exercisable over a five-year period. Outstanding options under all Plans are summarized as follows:

                                   SHARES             PRICE PER SHARE
                                  --------           -----------------
Balance, January 31,1993           799,850           $  7.75 to $16.50
        Granted                    230,500             12.00 to  17.60
        Cancelled                  (50,870)             8.00 to  16.25
        Exercised                  (70,130)             7.75 to  15.00
                                   -------           -----------------
Balance, January 31,1994           909,350              7.75 to  17.60
        Granted                    272,250             12.50 to  15.00
        Cancelled                 (300,200)             7.75 to  17.60
        Exercised                  (76,900)             7.75 to  15.00
                                   -------           -----------------
Balance, January 31,1995           804,500           $  7.75 to $16.75
                                   =======           =================


Options for 188,050 and 194,050 shares became exercisable during fiscal 1994 and 1993, respectively, and options for 235,750 and 275,800 shares were exercisable at January 31, 1995 and 1994, respectively. Shares available for grant under the Plans totaled 209,600 and 260,552 at January 31, 1995 and 1994, respectively.

At January 31, 1995, non-qualified options not covered by the Plans to purchase 107,000 shares at $8.25 to $17.10 per share were outstanding. At January 31, 1994, non-qualified options not covered by the Plans to purchase 13,000 shares at $12.88 to $16.00 per share were outstanding.

At January 31, 1995, there were 36,000 outstanding options under the Non-Employee Director Stock Option Plan with per share prices from $8.25 to $16.00. At January 31, 1994, there were 30,000 outstanding options under the Plan with per share prices from $8.25 to $16.00.

The Company has an Employee Stock Purchase Plan. There were 192,603 shares available for purchase under the Plan at January 31, 1995.

NOTE 8 - EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS PLAN: The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are discretionary. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $1,700, $1,674 and $1,438 in fiscal years 1994, 1993, and 1992, respectively.

EMPLOYEE STOCK  OWNERSHIP PLAN: The Company has an Employee Stock Ownership Plan
(ESOP) covering substantially all employees. Benefits, to the extent vested, become available on retirement or termination of employment. During fiscal 1989, the ESOP Trust borrowed $10,000 to purchase 792,000 shares of Common Stock. Each year, the Company makes contributions to the ESOP which are then used to make loan interest and principal payments. With each principal payment, which is charged to compensation expense, a portion of the Common Stock is allocated to participating employees. The Company's contribution to the Plan was $1,000 in fiscal 1994 and fiscal 1993 and interest, which was totally offset by dividends on unallocated shares, was $206 in fiscal 1994 and $168 in fiscal 1993. In fiscal 1992, the Company's contribution to the Plan was $1,000, and interest totaled $240, which was offset by dividends on unallocated shares of $220. There were 396,000 and 475,200 unallocated shares at January 31, 1995 and 1994, respectively.

The ESOP Trust Borrowing, which is guaranteed by the Company, is reflected in long-term debt and the Company's obligation to make future contributions to the ESOP for debt repayment is reflected as a reduction of Stockholders' Equity in the consolidated financial statements.

LONG-TERM INCENTIVE PLAN: During fiscal 1990, pursuant to a Long-Term Incentive Plan approved by the stockholders, 171,400 shares of Common Stock were issued to participants on a restricted basis. At January 31, 1995, 87,900 shares remain outstanding due to forfeitures by original participants. The shares will be earned by, and released to, the participants at the end of 10 years, but release can be accelerated by attainment of 20% return on equity in a fiscal year, as defined in the Plan. The cost of the Plan is being accrued over the 10-year earning period and will be accelerated if so earned. The Plan also contains a cash award element which is earned only upon attainment of the 20% return on equity.

NOTE 9 - CONTINGENCY

The Company has received a claim from a customer for expenses, alleged loan defaults, and other damages related to performance under a loan processing and servicing contract. The Company has tendered the defense of this claim to its insurer and the insurer has accepted that defense subject to a reservation of rights. The Company and its insurer intend to vigorously contest this claim. While the claim has not yet been fully articulated, the Company believes that any such claim would be substantially covered by insurance and would not have a material effect on the Company's financial position.

NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

At January 31, 1995 and 1994, the Company had non-current investments and notes receivable (non-trade) with carrying values of $3,514 and $8,608 respectively, which approximate fair value at those respective dates.

At January 31, 1995 and 1994, the Company's $15,000, 9.88% Secured Notes had a fair value of approximately $15,500 and $16,100, respectively, based on the Company's current borrowing rate for comparable borrowing arrangements. The Company's ESOP and other long-term debt approximates market due to the variable interest rate features of the obligations.

NOTE 11 - BUSINESS  SEGMENT  DATA

The Company operates two business segments. The predominance of the Company's business consists of several interdependent business units, centered around its proprietary optical scanning hardware and forms technology. This segment markets those products and services and related application software to education, business, government, and healthcare markets through the various operating units. The financial systems segment designs, develops and markets asset management software, primarily for bank trust departments. This includes systems for personal trust asset management for individuals and corporate trust applications such as stock and bond transfer systems. Below is a summary of certain financial information related to the two segments for fiscal years ended January 31.

                                    OPTICAL SCANNING PRODUCTS,
                                           SERVICES AND                       FINANCIAL
                                          RELATED SOFTWARE                     SYSTEMS                          TOTAL
                                   ------------------------------    ----------------------------  ------------------------------
                                      1995       1994       1993      1995      1994       1993       1995       1994       1993
                                      ----       ----       ----      ----      ----       ----       ----       ----       ----

Revenues                           $284,875   $257,813   $245,709   $52,068   $47,640    $54,358   $336,943   $305,453   $300,067
                                   ========   ========   ========   =======   =======    =======   ========   ========   ========
Operating income (loss)              37,316     25,447     28,802     2,820   (19,621)     6,564     40,136      5,826     35,366
Special charges included above        3,718      2,200                3,175    22,800                 6,893     25,000
Corporate expense                                                                                    16,990(1)   8,127      8,108
Interest and other expense, net                                                                       3,998        558        650
                                                                                                   --------   --------   --------
        Total income (loss) before
          income taxes                                                                               19,148     (2,859)    26,608
                                                                                                   ========   ========   ========
Identifiable assets                 201,312    177,664    151,252    31,382    25,340     40,787    232,694    203,004    192,039
Corporate assets                                                                                      8,063     17,169     22,700
                                                                                                   --------   --------   --------
        Total assets                                                                                240,757    220,173    214,739
                                                                                                   ========   ========   ========
Depreciation and amortization        19,579     20,263     22,920     3,553     3,507      5,002     23,132     23,770     27,922
Corporate depreciation
   and amortization                                                                                     839        907        635
                                                                                                   --------   --------   --------
        Total depreciation and
           amortization                                                                              23,971     24,677     28,557
                                                                                                   ========   ========   ========
Capital expenditures                 31,317     24,425     17,286     4,374     9,391      5,089     35,691     33,816     22,375
Corporate capital expenditures                                                                          422      1,510        418
                                                                                                   --------   --------    -------
        Total capital expenditures                                                                 $ 36,113   $ 35,326   $ 22,793
                                                                                                   ========   ========    =======

(1) Includes special charge of $4,446.

Capital expenditures include property, plant and equipment additions as well as rotable service parts and capitalized software. The Company's foreign operations and export sales are less than 10% of total revenues. Sales to all government agencies for the fiscal years ended January 31, 1995, 1994 and 1993 were $129,832, $97,198, and $95,232 of which $28,100, $23,001, and $26,134, respectively, were to U.S. government agencies, principally the U.S. Department of Education, with the remainder to state and local government agencies, predominantly school districts and state departments of education.

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
National Computer Systems, Inc.

We have audited the accompanying consolidated balance sheets of National Computer Systems, Inc. and subsidiaries as of January 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Computer Systems, Inc. and subsidiaries at January 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.



                                        /S/ ERNST & YOUNG LLP



Minneapolis, Minnesota
March 15, 1995