Form 10-K, Exhibit 13
period 1996-01-31
NATIONAL COMPUTER SYSTEMS INC
filed 1996-03-21
CIK 69999

EXHIBIT 13

FIVE YEAR FINANCIAL DATA (Unaudited)
(Dollars in thousands, except per share amounts)

                                                          YEAR ENDED JANUARY 31,
                                       ------------------------------------------------------------
                                         1996        1995(1)      1994(2)      1993         1992
                                       --------     --------     --------     --------     --------


Financial Results
  Revenues                              $358,976    $336,943     $305,453     $300,067     $302,506
  Income (loss) from operations           39,737      23,146       (2,301)      27,258       28,704
  Income (loss) before income tax
    provision (benefit)                   37,009      19,148       (2,859)      26,608       24,174
  Income tax provision (benefit)          14,750       5,750         (350)      10,100        8,700
  Net income (loss)                       22,259      13,398       (2,509)      16,508       15,474
  Net income (loss) per share           $   1.42    $    .88     $   (.16)    $   1.03     $    .96
  Average number of shares outstanding    15,685      15,225       15,535       16,066       16,138
  Dividends paid per share              $    .36    $    .36     $    .36     $    .33     $    .29

Financial Position
  Current ratio                              1.6         1.5          1.5          1.6          1.7
  Working capital                       $ 40,763    $ 35,614     $ 36,217     $ 38,792     $ 39,836
  Total assets                           235,260     240,757      220,173      214,739      217,578
  Long-term debt, including
    current maturities                    28,540      50,525       47,351       25,350       39,751
  Stockholders' equity                   128,198     113,123      100,147      121,317      112,316



(1) Includes a special charge of $11,339 pre-tax, $5,189 after-tax or $.34 per share.
(2) Includes a special charge of $25,000 pre-tax, $15,500 after-tax or $1.00 per share.

QUARTERLY MARKET DATA (Unaudited)


The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "NLCS." As of January 31, 1996, there were approximately 1,900 stockholders of record. Set forth below is certain information regarding the sales prices of, and dividends paid with respect to, the Company's Common Stock during the year ended January 31, 1996 and 1995:

                                 YEAR ENDED JANUARY 31, 1996
                            -------------------------------------
Quarter                       1st       2nd       3rd       4th
---------------------       -------   -------   -------   -------
Sales prices per share
  High                      $17.75    $21.50   $22.00    $22.00
  Low                        14.86     16.25    17.75     17.50
Dividends paid per share    $  .09    $  .09   $  .09    $  .09


                                YEAR ENDED JANUARY 31, 1995
                            -------------------------------------
Quarter                       1st       2nd       3rd       4th
------------------------    -------   -------   -------   -------
Sales prices per share
  High                      $ 13.50   $ 13.25   $ 14.75   $ 17.25
  Low                         10.88     10.50     11.50     12.13
Dividends paid per share    $   .09   $   .09   $   .09   $   .09


QUARTERLY RESULTS OF OPERATIONS

(In thousands, except per share amounts)


                                               THREE MONTHS ENDED
                                 -----------------------------------------------
                                 April 30    July 31    October 31    January 31
                                 --------    -------    ----------    ----------


Year Ended January 31, 1996
  Revenues                       $74,297     $88,442     $97,321       $98,916
  Gross profit                    29,114      33,957      35,037        38,608
  Net income                       2,365       5,644       6,172         8,078
  Net income per share           $  0.15     $  0.36     $  0.39       $  0.52


Year Ended January 31, 1995
  Revenues                       $68,750     $80,131     $94,608       $93,454
  Gross profit                    27,081      31,165      31,239        38,452
  Net income                       1,950       4,715       4,578         2,155(1)
  Net income per share           $  0.13     $  0.31     $  0.30       $  0.14


(1) Includes a $5,189 after-tax special charge ($ .34 per share).

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
             1995      -    January 31, 1996
             1994      -    January 31, 1995
             1993      -    January 31, 1994

Income and Expense Items as a Percentage of Revenues

Fiscal Year                           1995    1994    1993
------------------------------------------------------------
Revenues
  Net sales                           82.5%   80.8%   77.5%
  Maintenance and support             17.5    19.2    22.5
------------------------------------------------------------
    Total revenues                   100.0   100.0   100.0
Costs Of Revenues
  Cost of sales(1)                    60.9    60.1    57.4
  Cost of maintenance and support(2)  66.6    70.0    73.6
------------------------------------------------------------
    Total gross profit                38.1    38.0    38.9
Operating Expenses
  Sales and marketing                 12.5    13.1    15.7
  Research and development             3.9     4.0     3.1
  General and administrative          10.7    10.6    12.7
  Special charges                       --     3.4     8.2
-------------------------------------------------------------
Income (loss) from operations         11.1     6.9    (0.8)
Income (loss) before taxes            10.3     5.7    (0.9)
Net income (loss)                      6.2%    4.0%   (0.8)%
=============================================================
(1) As a percentage of sales revenue.
(2) As a percentage of maintenance and support revenue.

National Computer Systems, Inc. (the Company or NCS) operates two business segments. The Company's largest business segment is Data Collection Services and Systems. This segment markets those products and related application software and services predominantly in education, but also to business, government and health care markets through its various operating units. The Financial Systems segment designs, develops and markets asset management software and service, primarily for bank trust departments. This includes systems for personal trust asset management for individuals and corporate trust applications such as stock and bond transfer systems.

RECAP OF 1995 RESULTS

Total revenues in fiscal 1995 were up 6.5% from the prior year to a record $359.0 million. The Company's overall gross profit percentage on revenues was relatively constant with the prior year, while total gross profit dollars increased over fiscal 1994 by $8.8 million or 6.9%. Sales and marketing expenses increased slightly, by $.6 million, however, those expenses declined to 12.5% of revenues from 13.1% in fiscal 1994. Research and development expenses increased by $.5 million, remaining relatively constant, year-to-year, as a percent of revenues. General and administrative expenses increased by $2.4 million, also relatively constant, year-to-year, as a percent of revenues. The Company's income from operations increased 15.2% to $39.7 million over the prior year income from operations of $34.4 million, before the 1994 special charges discussed below. Interest expense declined slightly as lower average borrowing levels were somewhat offset by higher interest rates. Net income of $22.3 million or $1.42 per share compares to fiscal 1994 net income of $18.6 million or $1.22 per share before the 1994 special charges.

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

In fiscal 1993, the Company recorded a $25 million special charge, $22.8 million of which was to terminate the Ultrust product and the related Cambridge, Massachusetts operations dedicated to the product. The charge also included $2.2 million for the restructuring of the Administrative Software division of the Education business, principally the closing of the Company's Salt Lake City software development facility and the consolidation of product development activities into facilities in Mesa, Arizona. See Note 2 of Notes to Consolidated Financial Statements for further discussion.

REVENUES

Fiscal 1995 versus Fiscal 1994. Total revenues for fiscal 1995 were up 6.5% to $359.0 million from $336.9 million in fiscal 1994. Revenue growth in fiscal 1995 as compared to fiscal 1994, by NCS business segment, was as follows:

     Data Collection Services and Systems -
        Education                                     + 6.3%
        Business, Government, Health Care and other   + 4.8%
        Overall                                       + 5.6%

     Financial Systems                                +11.6%

Data Collection Services and Systems benefited from higher volumes of educational assessments and student financial aid services at the Company's Iowa City service center. Higher software licensing revenues from school administrative software were also a significant factor in the year-to-year increase. Higher services revenues, notwithstanding lower hardware maintenance revenues, as well as improved hardware and forms sales generated the revenue growth for Business, Government and Health Care. Substantially all of the revenue growth in Financial Systems was due to the acquisition of its International Private Banking subsidiary in the latter part of fiscal 1994. See
Note 3 of Notes to Consolidated Financial Statements for further discussion. By revenue category, net sales were up 8.8% in fiscal 1995 over fiscal 1994 due to the higher assessment, software licensing and services revenues mentioned above, as well as increased proprietary hardware sales. Maintenance and support revenues were down 2.8% due to lower third-party hardware maintenance revenues, partially offset by higher software support revenues.

Fiscal 1994 versus Fiscal 1993. Total revenues for fiscal 1994 were up 10.3% to $336.9 million from $305.5 million in fiscal 1993. Revenue growth in fiscal 1994 as compared to fiscal 1993, by NCS business segment, was as follows:

     Data Collection Services and Systems -
        Education                                     +19.5%
        Business, Government, Health Care and other   + 1.4%
        Overall                                       +10.5%

     Financial Systems                                + 9.3%

Significantly higher volumes of educational assessment and student financial aid services at the Company's Iowa City service center were the principal factors in the growth in Data Collection revenues in education. Approximately half of the revenue growth in Financial Systems was due to the acquisition in the third quarter of fiscal 1994. See Note 3 of Notes to Consolidated Financial Statements for further discussion.

By revenue category, net sales were up 15.0% in fiscal 1994 over fiscal 1993 due to the higher Data Collection revenues in education and student financial aid services mentioned above, among other increases. Maintenance and support revenues were down 5.9% due to lower third-party hardware maintenance revenues, offset somewhat by increases in proprietary maintenance services and software support.

COST OF REVENUES AND GROSS PROFITS

Fiscal 1995 versus Fiscal 1994. The Company's overall gross profit percentage of 38.1% for fiscal 1995 was slightly improved over the prior year percentage of 38.0%. The gross profit on net sales declined by 0.8 percentage points year-to-year principally due to lower relative margins on assessment revenues at the Company's Iowa City service center. This decline was partially offset by higher margins on domestic non-educational Data Collection Services and Systems revenues. Maintenance and support margins improved by 3.4 percentage points in fiscal 1995 over the prior year, totally offsetting the aforementioned decline in margins on net sales. The year-to-year improvement came from software support margins.

Fiscal 1994 versus Fiscal 1993. In fiscal 1994, the Company's overall gross profit declined to 38.0% of total revenues from 38.9% in fiscal 1993. By revenue category, the gross profit on net sales declined by 2.7 percentage points in fiscal 1994 from the prior year, due in large measure to lower relative margins on certain of the incremental student financial aid project revenues at the Iowa City service center. This was offset by improved gross profit on maintenance and support revenues, which increased by 3.6 percentage points in fiscal 1994, due principally to higher margins on hardware maintenance services and improved software support margins, owing largely to the discontinuance of Ultrust.

OPERATING EXPENSES

Fiscal 1995 versus Fiscal 1994. Sales and marketing expenses increased by $.6 million in fiscal 1995 over fiscal 1994. As a percentage of revenues, sales and marketing expenses declined by 0.6 percentage points, to 12.5% of total revenues. This decline is a result of the continuing Company-wide efforts to manage these costs and expenses.

Research and development expenses increased $.5 million in fiscal 1995 over fiscal 1994. This increase relates principally to enhancements to the Company's scanning and imaging technology and related software.

General and administrative expenses increased by $2.4 million or 6.6% in fiscal 1995 from the prior year. As a percent of revenues, these expenses remained constant year-to-year. The increase reflects additional spending of over $1.0 million to introduce and install enhanced product and project management methods and tools.

Fiscal 1994 versus Fiscal 1993. In fiscal 1994, sales and marketing expenses decreased $4.0 million from the prior fiscal year. This, coupled with increased revenues, decreased these expenses as a percentage of total revenues by 2.6 percentage points. This improvement was due to a concerted Company-wide effort to reduce these expenses and make sales and marketing efforts more productive than in fiscal 1993.

Research and development expenses increased $4.1 million or 43.3% in fiscal 1994 over fiscal 1993 due directly to new software product initiatives across the Company, particularly in Financial Systems and Data Collection relating to education.

General and administrative expenses declined by $2.9 million or 7.4% in fiscal 1994 from the prior fiscal year. This decrease year-to-year is due to direct efforts to reduce these expenses.

INTEREST EXPENSE

Interest expense decreased by $0.2 million in fiscal 1995 from the prior year. The year-to-year decrease is primarily the result of lower average borrowing levels for the latter half of the year, somewhat offset by slightly higher interest rates.

Interest expense increased $1.3 million in fiscal 1994 over fiscal 1993. This was due to higher average borrowing levels in fiscal 1994, as debt levels increased significantly in the latter part of fiscal 1993 and modestly in fiscal 1994. Interest rates also increased in fiscal 1994 from the prior year. See Capital Resources and Liquidity below for further discussion of cash flow and debt.

OTHER INCOME AND EXPENSE

Other income and expense for 1995 and 1994 included no large or unusual items. Other income in fiscal 1993 includes a $1.6 million gain from the sale of assets of the Company's Catalog Card Division. This division's net assets and results of operations were not material to NCS.

INCOME TAXES

The effective income tax rate for fiscal 1995 was 39.9%, which was higher than the statutory rate as a result of losses from foreign subsidiaries which the Company is unable to recognize as a benefit in its 1995 tax provision.

The effective income tax rate for fiscal 1994 was 30.0% which was significantly reduced by the net tax benefits related to the reorganization of the Company's German operations. See Note 6 of the Notes to Consolidated Financial Statements.

The effective income tax benefit rate for fiscal 1993 was 12.2%, which was significantly lower than the statutory rate and Company's historical effective rate. The rate impact of permanent book/tax differences was magnified due to the low absolute dollar amount of the pre-tax loss.

CAPITAL RESOURCES AND LIQUIDITY

During fiscal 1995, the Company generated $51.9 million of cash from operating activities. Cash was used for capital expenditures and other investing activities totaling $19.5 million, debt reduction of $21.0 million, dividends of $5.6 million and stock repurchases, net of issuances, of $1.9 million. The Company had paid off its revolving debt balances by January 31, 1996, and had accumulated cash and cash equivalents of $5.2 million, an increase of $4.0 million from a year earlier.

During fiscal 1994, the Company generated $42.2 million of cash from operations. The special charges incurred in fiscal 1994 had, after considering tax benefits, a slightly positive impact on cash from operations. The Company invested $28.3 million in property, plant and equipment in fiscal 1994, which was unusually high due to the addition of new buildings in Mesa, Arizona and Iowa City, Iowa. Other investing activities consisted of $6.9 million of software capital additions, and $3.2 million of investments in two minor acquisitions. The activities above, and all other cash needs, were financed with cash from operations and $4.1 million of additional borrowings.

The Company had long-term debt balances, including current maturities of $28.5 million, $50.5 million, and $47.4 million at January 31, 1996, 1995, and 1994 respectively. The items causing the changes in debt balances are described above. At January 31, 1996, the Company's debt to total capital ratio was 18.2% compared to 30.9% a year earlier and 32.1% two years earlier. The Company believes that the current debt to total capital ratio is at an acceptable level which will allow the Company flexibility to fund future growth initiatives.

Looking toward fiscal 1996, the Company maintains a $40 million revolving credit facility, all of which was unused at January 31, 1996. The Company expects, in fiscal 1996, to use its cash flows to fund current operating activities as well as internal growth in its businesses and possible acquisitions. In 1996, capital expenditures and software development are expected to remain relatively constant. The Company considers the $40 million credit facility, cash on hand and funds from operations to be adequate to meet foreseeable cash requirements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)
                                                               JANUARY 31,
                                                         --------------------
                                                           1996        1995
                                                         --------    --------


ASSETS
Current Assets
  Cash and cash equivalents                              $  5,174    $  1,195
  Receivables                                              81,241      79,149
  Inventories                                              18,740      20,455
  Prepaid expenses and other                                9,666       9,925
                                                         --------    --------
    Total Current Assets                                  114,821     110,724
                                                         --------    --------
Property, Plant and Equipment
  Land, buildings and improvements                         50,044      48,202
  Machinery and equipment                                 103,111     101,336
  Rotable service parts                                     6,793       9,256
  Equipment held for lease                                  7,086       7,583
  Accumulated depreciation                                (87,836)    (83,648)
                                                         --------    --------
                                                           79,198      82,729
                                                         --------    --------
Other Assets, net
  Acquired and internally developed software products      23,222      27,234
  Non-current receivables and other assets                 15,593      17,027
  Goodwill                                                  2,426       3,043
                                                         --------    --------
                                                           41,241      47,304
                                                         --------    --------
     Total Assets                                        $235,260    $240,757
                                                         ========    ========



LIABILITIES AND STOCKHOLERS' EQUITY


Current Liabilities
  Current maturities of long-term debt                   $  4,005    $  5,212
  Accounts payable                                         19,077      20,655
  Accrued expenses                                         27,997      29,495
  Deferred income                                          18,521      18,645
  Income taxes                                              4,458       1,103
                                                         --------    --------
    Total Current Liabilities                              74,058      75,110
                                                         --------    --------
Deferred Income Taxes                                       8,469       7,211

Long-Term Debt - less current maturities                   24,535      45,313

Commitments and Contingencies                                   -           -

Stockholders' Equity
  Preferred stock                                               -           -
  Common stock - issued and outstanding -
    15,365 and 15,310 shares, respectively                    461         459
  Paid-in capital                                           3,427       3,795
  Retained earnings                                       130,007     114,546
  Deferred compensation                                    (5,697)     (5,677)
                                                         --------    --------
    Total Stockholders' Equity                            128,198     113,123
                                                         --------    --------
    Total Liabilities and Stockholders' Equity           $235,260    $240,757
                                                         ========    ========


See Notes to Consolidated Financial Statements.


NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            YEAR ENDED JANUARY 31,
                                                       ------------------------------
                                                         1996       1995       1994
                                                       --------   --------   --------

Revenues
  Net sales                                            $296,136   $272,305   $236,737
  Maintenance and support                                62,840     64,638     68,716
                                                       --------   --------   --------
    Total revenues                                      358,976    336,943    305,453

Cost of Revenues
  Cost of sales                                         180,392    163,744    135,943
  Cost of maintenance and support                        41,868     45,262     50,589
                                                       --------   --------   --------
    Gross profit                                        136,716    127,937    118,921

Operating Expenses
  Sales and marketing                                    44,773     44,138     48,104
  Research and development                               13,938     13,422      9,364
  General and administrative                             38,268     35,892     38,754
  Special charges                                             -     11,339     25,000
                                                       --------   --------   --------
Income (Loss) From Operations                            39,737     23,146     (2,301)
  Interest expense                                        3,311      3,465      2,200
  Other (income) expense                                   (583)       533     (1,642)
                                                       --------   --------   --------
Income (Loss) Before Income Tax Provision (Benefit)      37,009     19,148     (2,859)
  Income tax provision (benefit)                         14,750      5,750       (350)
                                                       --------   --------   --------
Net Income (Loss)                                      $ 22,259   $ 13,398   $ (2,509)
                                                       ========   ========   ========
Net Income (Loss) Per Share                            $   1.42   $   0.88   $  (0.16)

Average Shares Outstanding                               15,685     15,225     15,535


See Notes to Consolidated Financial Statements.


NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            COMMON STOCK
                                           ---------------  PAID-IN   RETAINED    DEFERRED
                                           SHARES   AMOUNT  CAPITAL   EARNINGS  COMPENSATION     TOTAL
                                           ------   ------  -------   --------  ------------  -----------

Balance January 31, 1993                   15,899    $477   $13,390   $115,716     $ (8,266)    $121,317
  Shares issued for employee stock
    purchase and option plans                 135       4     1,741          -            -        1,745
  Repurchase of common stock               (1,053)    (32)  (15,317)      (566)           -      (15,915)
  Restricted stock awards                       2       -       186          -          (33)         153
  ESOP debt payment                             -       -         -          -        1,000        1,000
  Restricted stock compensation accrual         -       -         -          -          226          226
  Net loss                                      -       -         -     (2,509)           -       (2,509)
  Cash dividends paid - $.36 per share          -       -         -     (5,581)           -       (5,581)
  Foreign currency translation adjustment       -       -         -       (289)           -         (289)
                                           ------  ------  --------   ---------    ---------    ---------
Balance January 31, 1994                   14,983     449         -    106,771       (7,073)     100,147
  Shares issued for employee stock
    purchase and option plans                 152       5     1,492          -            -        1,497
  Repurchase of common stock                  (32)     (1)     (359)         -            -         (360)
  Restricted stock awards                     (59)     (2)     (430)         -          432            -
  Shares issued for business acquisition      266       8     3,092          -            -        3,100
  ESOP debt payment                             -       -         -          -        1,000        1,000
  Restricted stock compensation accrual         -       -         -          -          (36)         (36)
  Net income                                    -       -         -     13,398            -       13,398
  Cash dividends paid - $.36 per share          -       -         -     (5,453)           -       (5,453)
  Foreign currency translation adjustment       -       -         -       (170)           -         (170)
                                           ------  ------   -------   ---------    ---------   ----------
Balance January 31, 1995                   15,310     459     3,795    114,546       (5,677)     113,123
  Shares issued for employee stock
    purchase and option plans                 208       6     2,446          -            -        2,452
  Repurchase of common stock                 (233)     (7)   (4,445)         -            -       (4,452)
  Restricted stock awards                      80       3     1,576          -       (1,579)           -
  Shares issued for business acquisition        -       -        55          -            -           55
  ESOP debt payment                             -       -         -          -        1,000        1,000
  Restricted stock compensation accrual         -       -         -          -          559          559
  Net income                                    -       -         -     22,259            -       22,259
  Cash dividends paid - $.36 per share          -       -         -     (5,570)           -       (5,570)
  Foreign currency translation adjustment       -       -         -     (1,228)           -       (1,228)
                                           ------   -----    ------   ---------    ---------    ---------
Balance January 31, 1996                   15,365    $461    $3,427   $130,007     $ (5,697)    $128,198
                                           ======   =====    ======   =========    =========    =========

See Notes to Consolidated Financial Statements.


NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
                                                            YEAR ENDED JANUARY 31,
                                                        ------------------------------
                                                          1996       1995       1994
                                                        --------   --------   --------

Operating Activities
  Net income (loss)                                     $ 22,259   $ 13,398   $ (2,509)
  Adjustments to reconcile to net cash
    provided by operating activities:
      Depreciation                                        15,643     15,559     16,289
      Amortization                                        11,791      8,412      8,388
      Deferred income taxes and other                      3,747       (400)    (2,434)
      Non-cash special charges                                 -     10,375     17,805
      Changes in operating assets and liabilities
        (net of acquired amounts):
           Accounts receivable                            (2,133)    (3,392)   (12,346)
           Inventory and other current assets                542     (4,285)    (3,765)
           Accounts payable and accrued expenses             272      3,183      3,879
           Deferred income                                  (190)      (613)       652
                                                         -------    -------    -------
       Net Cash Provided By Operating Activities          51,931     42,237     25,959
                                                         -------    -------    -------
Investing Activities
  Divestitures (acquisitions), net                             -     (3,216)    (1,198)
  Purchases of property, plant and equipment             (14,091)   (29,185)   (23,852)
  Capitalized software products                           (4,826)    (6,928)   (11,474)
  Other - net                                               (535)    (3,245)    (1,728)
                                                         -------    -------    -------
       Net Cash Used In Investing Activities             (19,452)   (42,574)   (38,252)

Financing Activities
  Net increase (decrease) in revolving credit borrowing  (13,065)     1,100     18,500
  Net increase (decrease) in other borrowings             (7,920)     3,024      4,501
  Issuance (repurchase) of common stock, net              (1,945)     1,137    (14,170)
  Dividends paid                                          (5,570)    (5,453)    (5,581)
                                                         -------    -------    -------
       Net Cash Provided By
         (Used In) Financing Activities                  (28,500)      (192)     3,250
                                                         -------    -------    -------

Increase (Decrease) In Cash and Cash Equivalents           3,979       (529)    (9,043)

Cash and Cash Equivalents  - Beginning of Year             1,195      1,724     10,767
                                                         -------    -------    -------
Cash and Cash Equivalents - End of Year                  $ 5,174    $ 1,195    $ 1,724
                                                         =======    =======    =======

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 1 - ACCOUNTING POLICIES

The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
             1995      -    January 31, 1996
             1994      -    January 31, 1995
             1993      -    January 31, 1994

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions between consolidated entities have been eliminated.

USE OF ESTIMATES: The consolidated financial statements have been prepared in accordance with the generally accepted accounting principles which requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Those assumptions and estimates are subject to constant revision, and actual results could differ from those estimates.

CASH AND EQUIVALENTS: All investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are carried at cost which approximates fair market value.

INVENTORIES: Inventories are stated at the lower of first-in, first-out cost or market. Components of inventory as of January 31, are summarized as follows:

                                             1996       1995
----------------------------------------------------------------
Finished Goods                             $ 6,416    $ 6,408
Scoring services and work in process         8,694      8,974
Raw materials and purchased parts            3,630      5,073
----------------------------------------------------------------
                                           $18,740    $20,455
================================================================

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Significant improvements are capitalized to property, plant and equipment accounts, while maintenance and repairs are expensed currently. Rental income from equipment held for lease is recognized as earned using the operating method of accounting for such leases. Depreciation is computed using the straight-line method based on the assets' estimated useful lives ranging from two to forty years.

ROTABLE SERVICE PARTS: Parts continually repaired and reused are carried at cost and depreciated over their estimated useful lives ranging from three to five years. Such amounts are reflected as a separate category of property, plant and equipment.

ACQUIRED AND INTERNALLY DEVELOPED SOFTWARE PRODUCTS: Acquired software product amounts originate from the allocation of purchase prices of acquired companies and direct acquisition of software, or rights to software. These products are generally large, complex, mission-critical application software packages with established market positions. Products in this category are generally assigned lives of five years. Internally developed software products represent costs capitalized in accordance with Statement of Financial Accounting Standards No.
86. Accordingly, software production costs incurred subsequent to establishing technological feasibility, as defined, are capitalized. Amortization of these products is computed on a product by product basis ratably as a percentage of estimated revenue, subject to minimum straight-line amortization over the products' estimated useful lives of two to five years. Expected revenues and useful lives are estimates which are subject to changes in technology and marketplace requirements and are, therefore, subject to revision. The Company periodically evaluates its software products for impairment by comparison of the carrying value of the product against anticipated product margins. The carrying value is adjusted, if necessary. An employee benefits software product and the Ultrust software product were discontinued in fiscal 1994 and fiscal 1993, respectively. Refer to Note 2 for further discussion.

A summary of software activity is as follows:

                                        Internally   Accumulated
                             Acquired    Developed   Amortization   Total
---------------------------------------------------------------------------


Balance, January 31, 1993     $16,684     $29,065     $(15,583)    $30,166
Additions                       1,165      11,474            -      12,639
Product discontinuation        (4,522)    (18,495)       5,212     (17,805)
Dispositions                        -      (1,558)       1,057        (501)
Amortization                        -           -       (4,407)     (4,407)
----------------------------------------------------------------------------
Balance, January 31, 1994      13,327      20,486      (13,721)     20,092
Additions                       7,868       6,928            -      14,796
Product discontinuation             -      (2,983)          25      (2,958)
Amortization                        -           -       (4,696)     (4,696)
----------------------------------------------------------------------------
Balance, January 31, 1995      21,195      24,431      (18,392)     27,234
Additions                           -       4,826            -       4,826
Dispositions                     (532)       (213)         459        (286)
Amortization                        -           -       (8,552)     (8,552)
----------------------------------------------------------------------------
Balance, January 31, 1996     $20,663     $29,044     $(26,485)    $23,222
============================================================================

GOODWILL: Goodwill arising from business acquisitions is amortized on a straight-line basis over periods ranging from five to twenty years, generally ten years. Amortization expense was $624 in fiscal 1995, $1,179 in fiscal 1994 and $1,146 in fiscal 1993. Accumulated amortization was $3,109 and $2,493 as of January 31, 1996 and 1995, respectively.


ACCRUED EXPENSES: Major components of accrued expenses consisted of the following as of January 31:

                               1996      1995
------------------------------------------------
Employee compensation        $13,811   $12,960
Taxes other than income        3,587     3,410
Royalties                      2,176     2,241
Scoring                        1,477     2,169
Special charges                    -       679
Other                          6,946     8,036
------------------------------------------------
                             $27,997   $29,495
================================================

REVENUE RECOGNITION: Revenue from product sales and software licensing is recognized at the time of shipment, except in instances where material fulfillment obligations exist beyond shipment. In such cases, revenue is not recognized until such obligations are substantially fulfilled or is recognized in accordance with specific contract terms. Hardware maintenance and software support revenues are recognized ratably over the contractual period. Revenue from other services is recognized when such service is performed.

OTHER (INCOME) EXPENSE: Other (income) expense for the year ended January 31, 1994 includes a $1,556 gain on the sale of the assets of the Company's Catalog Card Division to an entity controlled by the Company's then Chairman of the Board. The sale was for cash and notes totaling $2,350, including interest. The disinterested directors of the Company determined that the terms of the sale were fair and reasonable to the Company. Notes receivable of $1,199 and $1,454, net, from the acquiring entity are carried in non-current receivables on the accompanying consolidated balance sheets at January 31, 1996 and 1995, respectively.

PER SHARE DATA: Net income (loss) per share is based on the weighted average number of shares of Common Stock and dilutive common stock equivalents outstanding during the year.

IMPAIRMENT OF LONG-LIVED ASSETS: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. The Company will be subject to SFAS No. 121 in the first quarter of 1996 and, based on current estimates and assumptions, believes the effect of adoption will not be material.

STOCK-BASED COMPENSATION: In October, 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. The Company currently accounts for stock options and awards to employees under the provisions of Accounting Principles Board Opinion No. 25. The Company has not determined whether to continue to account for stock option under the current method or adopt the provisions of SFAS No. 123. The impact of adopting this new standard, at this point, has not been determined. All transactions entered into during the fiscal years ended January 31, 1996 and 1997 will require footnote disclosure in 1997 as if the new method had been adopted.

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

The German restructuring and reorganization amounted to a $3.7 million pre-tax charge to liquidate two of the Company's three operating subsidiaries in Germany and consolidate all remaining operations, principally distribution and maintenance, into one remaining subsidiary. The pre-tax charge was principally to write down goodwill and other assets ($2.9 million) to liquidation values and the balance of this charge was to accrue exit costs for leased facilities and other obligations. There were, however, significant tax benefits triggered by these actions, so that the net after-tax effect of this restructuring was only $.5 million. These actions are complete and the liquidation will become official upon the expiration of the German statutory notice periods.

The discontinuation of the employee benefit software product resulted in a $3.2 million pre-tax charge. The charge was principally to write off internal software development costs and acquired third-party software licenses. The after-tax effect of this action was approximately $2.0 million.

The balance of the pre-tax special charge ($4.4 million) was to write down investments in four companies in anticipation of values which will be realized as the Company proceeds with an orderly disposition of these investments. The after-tax effect of the write-down of these investments was $2.7 million. One of these investments was disposed of during fiscal 1995, and a second is under contract for disposition. The Company continues to hold, for sale, the remaining two investments whose net carrying value is insignificant.

The special charges totaled $11.3 million pre-tax and $5.2 million or 34 cents per share on an after-tax basis. These actions represent largely asset write-downs with related tax benefits and therefore, actually generated cash for the Company, before considering disposition proceeds.

In the fourth quarter of fiscal 1993, the Company recorded a $25 million pre-tax special charge. This amount consisted of a $22.8 million charge to terminate the Ultrust product and related operations, including a non-cash write-off of $17.8 million of software investment, $2.7 million of severance costs, and $2.3 million of facility exit costs, customer accommodations and other items.

The balance of the charge was for the closing of a software development facility in Salt Lake City and consolidation of those functions into the Company's Mesa, Arizona facility. Substantially all of this $2.2 million charge related to severance and other employee-related costs.

This charge reduced fiscal 1993 after-tax earnings by $15.5 million or $1.00 per share. The cash outlay required by this charge was essentially completed in 1994.

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

The Company holds an investment in Dimensional Medicine Inc. (DMI) which is comprised of 27.5 million shares of DMI common stock (representing 85% of the outstanding common shares) and a long-term note receivable. The Company has not consolidated the financial results of DMI as it has been the Company's intention to divest of the DMI shares. The Company anticipates closing on the sale of DMI in the first half of 1996. DMI's financial position and results of operations are not material to the Company.

Fees charged to DMI for installation and servicing of DMI systems were $206 in fiscal 1995, $518 in fiscal 1994, and $999 in fiscal 1993. Rates and prices charged for these services approximate those which would prevail between unrelated parties. The balance of the long-term note, $602 as of January 31, 1996 and $865 as of January 31, 1995, is reflected in non-current receivables in the accompanying consolidated balance sheets.

NOTE 4 - LEASES

The Company leases office facilities under noncancelable operating leases which expire in various years through 2001. Rental expense for all operating leases was $10,138 in fiscal 1995, $11,026 in fiscal 1994, and $11,242 in fiscal 1993 .
Future minimum rental expense as of January 31, 1996, for noncancelable operating leases with initial or remaining terms in excess of one year is $25,150 and is payable as follows: fiscal 1996 - $6,785; fiscal 1997 - $5,799; fiscal 1998 - $4,804; fiscal 1999 - $3,180; fiscal 2000 - $2,368 and $2,214 beyond.

NOTE 5 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt at January 31, consisted of the following:

                                1996       1995
--------------------------------------------------
Revolving credit borrowing    $     -    $19,600
Secured notes                  15,000     15,000
Unsecured note                  6,535      6,173
ESOP borrowings                 4,000      5,000
Other borrowings,               3,005      4,212
  principally foreign
--------------------------------------------------
                               28,540     50,525
Less current maturities        (4,005)    (5,212)
--------------------------------------------------
Long-term debt                $24,535    $45,313
==================================================

Revolving Credit Borrowings: The Company has a $40,000 unsecured revolving credit facility that terminates August 1, 1998. Interest on debt outstanding under this facility is computed, at the Company's discretion, based on the prime rate or the London Interbank Offered Rate (LIBOR). During the year ended January 31, 1996, the interest rate approximated 1.0 % below the prime rate. The Company pays a fee at an annual rate of .25% on the unused facility amount. The credit facility contains covenants with which the Company is in compliance.

Secured Notes: In July, 1990 the Company issued $15,000 of 9.88% Secured Notes due in July, 1997. Interest is paid monthly during the term. The notes are secured by certain Company-owned real estate. The credit facility contains covenants with which the Company is in compliance.

Unsecured Note: This unsecured term note is due in five principal payments of $1,307 per year beginning in April, 1997 and bears interest at .95% over LIBOR.

ESOP Borrowing: The ESOP loan, secured by unallocated shares of Common Stock and guaranteed by the Company, is due in May 1996. The balance of the loan will be refinanced, prior to May 1, 1996, for an additional three year period, with annual payments of $1,000. Interest is payable at rates which approximate 3.5% under the prime rate.

Scheduled Maturities: The aggregate principal amounts of long-term debt scheduled for repayment in each of the five fiscal years 1996 through 2000 are $4,005, $17,307, $2,307, $2,307, and $1,307, respectively. In each fiscal year, interest paid approximates interest expense plus capitalized interest of $175 in 1994 and $338 in 1993.

NOTE 6 - INCOME TAXES
The components of the provision for income taxes are as follows:

                                Current
                        -----------------------
Year ended January 31,  Federal  State  Foreign  Deferred  Total
-----------------------------------------------------------------
1996                   $12,787  $1,789  $  70   $   104  $14,750
1995                     6,175     691    384    (1,500)   5,750
1994                     1,566     398     40    (2,354)    (350)
-----------------------------------------------------------------

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 31, are as follows:

                                          1996      1995
---------------------------------------------------------
Deferred tax assets:
  Foreign operating loss carryforwards   $2,050   $  831
  Accrued vacation pay                    1,648    1,572
  Rotable service parts amortization      1,510    1,612
  Reserves for uncollectibles             1,284    3,223
  Intangible amortization                 1,219    1,047
  Capital loss carryforward                 783       71
  Special charges                           497    1,395
  Other                                     705      806
  Valuation allowance                    (1,910)    (831)
----------------------------------------------------------
  Total deferred tax assets               7,786    9,726
----------------------------------------------------------
Deferred tax liabilities:
  Net capitalized software                7,199    7,183
  Accelerated depreciation                5,823    5,847
  Product cost amortization               1,265      842
  Purchased software amortization         1,088    2,016
  Installment sales                         830      894
  Other                                      50      155
----------------------------------------------------------
  Total deferred tax liabilities         16,255   16,937
----------------------------------------------------------
  Net deferred tax liabilities          $ 8,469  $ 7,211
==========================================================

A reconciliation of the Company's statutory and effective tax rate is presented below:

                                      YEAR ENDED JANUARY 31,
                                    --------------------------
                                     1996      1995      1994
                                    ------    ------    ------
Statutory rate                       35.0%     35.0%    (35.0)%
State income taxes net of
  federal benefit                     3.2       2.3       9.2
Intangible amortization               0.7       3.0      12.9
Foreign sales corporation            (0.1)     (0.6)     (4.7)
Research and development credits     (0.3)     (2.5)    (24.2)
Affordable housing credit            (0.7)     (1.4)        -
Foreign operating losses              2.3       0.8      27.1
Foreign investment loss                 -     (10.2)        -
Federal rate adjustment                 -         -       9.8
Other, net                           (0.2)      3.6      (7.3)
---------------------------------------------------------------
Effective rate                       39.9%     30.0%    (12.2)%
===============================================================

In the year ended January 31, 1995, the tax rate benefit from the foreign investment losses principally reflects U.S. tax benefits triggered by the restructuring and reorganization of the Company's German operations discussed in
Note 2.

In the year ended January 31, 1994, the Federal rate adjustment item above is due to the SFAS No. 109 requirement to increase deferred tax liabilities to reflect current statutory income tax rates. During that year, after the Company's adoption of this standard, the U.S. Federal statutory rate increased from 34% to 35%. This adjustment reflects the resulting increase in the deferred tax liability of $280. The Company also incurred foreign operating losses of approximately $2.7 million for the year ended January 31, 1994, which could not currently be tax benefited, and, therefore, unfavorably impacted the effective tax benefit rate. None of the remaining items in the year ended January 31, 1994 rate reconciliation above were unusual in nature or amount in comparison to prior years, however, the rate effects are magnified due to the low absolute dollar amount of the pre-tax loss.

The Company made tax payments of $10,335, $5,549, and $7,312 in the fiscal years ended January 31, 1996, 1995 and 1994, respectively.

NOTE 7 - STOCKHOLDERS' EQUITY

The Company has 10,000,000 shares of $.01 par value Preferred Stock authorized and issuable in one or more series as the Board of Directors may determine; none is outstanding. 50,000,000 shares of $.03 par value Common Stock are authorized. There are no restrictions on retained earnings.

The Company has five Employee  Stock Option Plans (1982,  1984,  1986,  1990 and
1995). Options to purchase Common Stock of the Company are granted to employees at 100% of fair market value on the date of grant and are exercisable over a 60 or 63 month period. Outstanding options under all plans are summarized as follows:
                                    SHARES    PRICE PER SHARE
---------------------------------------------------------------
Balance, January 31, 1994           909,350   $ 7.75 to $17.60
  Granted                           272,250    12.50 to  15.00
  Cancelled                        (300,200)    7.75 to  17.60
  Exercised                         (76,900)    7.75 to  15.00
---------------------------------------------------------------
Balance, January 31, 1995           804,500     7.75 to  16.75
---------------------------------------------------------------
  Granted                           222,750    16.75 to  21.25
  Cancelled                         (65,950)    8.25 to  20.13
  Exercised                        (159,350)    7.75 to  16.75
---------------------------------------------------------------
Balance, January 31, 1996           801,950   $12.00 to $21.25
===============================================================

Options for 163,650 and 188,050 shares became exercisable during fiscal 1995 and 1994, respectively, and options for 228,250 and 235,750 shares were exercisable at January 31, 1996 and 1995, respectively. Shares available for grant under the Plans totaled 380,250 and 209,600 at January 31, 1996 and 1995, respectively.

At January 31, 1996, non-qualified options not covered by the Plans to purchase 102,000 shares at $8.25 to $17.60 per share were outstanding. At January 31, 1995, non-qualified options not covered by the Plans to purchase 107,000 shares at $8.25 to $17.60 per share were outstanding.

At January 31, 1996, there were 43,000 outstanding options under the Non-Employee Director Stock Option Plan with exercise prices from $8.25 to $18.00 per share. At January 31, 1995, there were 36,000 outstanding options under the Plan with exercise prices from $8.25 to $16.00 per share.

The Company has an Employee Stock Purchase Plan. There were 135,510 shares available for purchase under the Plan at January 31, 1996.

NOTE 8 - EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS PLAN: The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are discretionary. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $1,900, $1,700 and $1,674 in fiscal years 1995, 1994, and 1993, respectively.

EMPLOYEE STOCK  OWNERSHIP PLAN: The Company has an Employee Stock Ownership Plan
(ESOP) covering substantially all employees. Benefits, to the extent vested, become available upon retirement or termination of employment. During 1989, the ESOP Trust borrowed $10,000 to purchase 792,000 shares of Common Stock. Each year, the Company makes contributions to the ESOP which are charged to compensation expense, and used by the ESOP Trust to make loan interest and principal payments. With each principal payment, a portion of the Common Stock is allocated to participating employees. In fiscal 1995, the Company's contribution to the Plan was $1,000 plus interest of $63, which is net of dividends on unallocated shares of $171. The Company's contribution to the Plan was $1,000 in fiscal 1994 and fiscal 1993, and interest, which was totally offset by dividends on unallocated shares, was $206 in fiscal 1994 and $168 in fiscal 1993. There were 316,800 and 396,000 unallocated shares at January 31, 1996 and 1995, respectively.

The ESOP Trust borrowing, which is guaranteed by the Company, is reflected in long-term debt, and the Company's obligation to make future contributions to the ESOP for debt repayment is reflected as a reduction of Stockholders' Equity in the consolidated financial statements.

LONG-TERM INCENTIVE PLAN: During fiscal 1995, pursuant to a Long-Term Incentive Plan approved by the stockholders in fiscal 1990, 92,400 shares of Common Stock were issued to participants on a restricted basis, all of which were outstanding at January 31, 1996. The shares will be earned by, and released to, the participants two-thirds on January 31, 1998, and one-third on January 31, 1999, upon the achievement of specified revenue growth and cumulative earnings objectives for the three fiscal years ended January 31, 1998, as defined in the Plan. The cost of the Plan is being accrued over the three year measurement period. The Plan also contains a cash award element, for each of the three fiscal years, which is earned only upon attainment of specified annual earnings objectives as defined in the Plan.

During fiscal 1990, pursuant to the Plan, 171,400 shares of Common Stock were issued to participants on a restricted basis. At January 31, 1996, 81,650 shares remain outstanding due to forfeitures by original participants. The shares will be earned by, and released to, the participants at the end of 10 years, but release can be accelerated by attainment of 20% return on equity in a fiscal year, as defined in the Plan. The cost of the Plan is being accrued over the 10-year earning period and will be accelerated if so earned. The Plan also contains a cash award element which is earned only upon attainment of the 20% return on equity.

NOTE 9 - CONTINGENCY

The Company has received a claim from a former customer for expenses, alleged loan defaults, and other damages related to performance under a loan processing and servicing contract. The Company has tendered the defense of this claim to its insurer, and the insurer has accepted that defense subject to a reservation of rights. The Company and its insurer intend to vigorously contest this claim. While the claim has not yet been fully articulated, the Company believes that any such claim would be substantially covered by insurance and would not have a material effect on the Company's financial position.

NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, requires disclosue of fair value information about financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the estimates and assumptions used, including the discount rate and estimates of future cash flows.

At January 31, 1996 and 1995, the Company had non-current investments and notes receivable (non-trade) with carrying values of $4,104 and $3,514 respectively, which approximate fair value at those respective dates.

At January 31, 1996 and 1995, the Company's $15,000, 9.88% Secured Notes had a fair value of approximately $15,900 and $15,500, respectively, based on the Company's current borrowing rate for comparable borrowing arrangements. The Company's ESOP and other long-term debt values approximates market due to the variable interest rate features of the obligations.

NOTE 11 - BUSINESS SEGMENT DATA

The Company operates two business segments. The predominance of the Company's business is in the Data Collection Services and Systems segment. This segment markets those products and services and related application software to education, business, government and health care markets through various operating units. The Financial Systems segment designs, develops and markets asset management software, primarily for bank trust departments. This includes systems for personal trust asset management for individuals and corporate trust applications such as stock and bond transfer systems. Below is a summary of certain financial information related to the two segments for fiscal years ended January 31.

                                       DATA COLLECTION                   FINANCIAL
                                     SERVICES AND SYSTEMS                 SYSTEMS                      TOTAL
                                 ----------------------------  --------------------------  -----------------------------
                                    1996     1995      1994      1996      1995    1994      1996       1995       1994
                                 --------  --------  --------  --------  -------  -------  --------   --------   --------


Revenues                         $300,883  $284,875  $257,813  $ 58,093  $52,068  $47,640  $358,976   $336,943   $305,453
                                 ========  ========  ========  ========  =======  =======  ========   ========   ========
Operating income (loss)            42,017    37,316    25,447     9,648    2,820  (19,621)   51,665     40,136      5,826
Special charges included above          -     3,718     2,200         -    3,175   22,800         -      6,893     25,000
Corporate expense                                                                            11,928     16,990(1)   8,127
Interest and other expense, net                                                               2,728      3,998        558
                                                                                           --------   --------   --------
  Total income (loss) before
    income taxes                                                                             37,009     19,148     (2,859)
                                                                                           ========   ========   ========
Identifiable assets               191,571   201,312   177,664    33,093   31,382   25,340   224,664    232,694    203,004
Corporate assets                                                                             10,596      8,063     17,169
                                                                                           --------   --------   --------
  Total assets                                                                              235,260    240,757    220,173
                                                                                           ========   ========   ========
Depreciation and amortization      22,378    19,579    20,263     4,445    3,553    3,507    26,823     23,132     23,770
Corporate depreciation
  and amortization                                                                              611        839        907
                                                                                           --------   --------   --------
    Total depreciation and
      amortization                                                                           27,434     23,971     24,677
                                                                                           ========   ========   ========
Capital expenditures               12,288    31,317    24,425     6,233    4,374    9,391    18,521     35,691     33,816
Corporate capital expenditures                                                                  396        422      1,510
                                                                                           --------   --------   --------
    Total capital expenditures                                                             $ 18,917   $ 36,113   $ 35,326
                                                                                           ========   ========   ========

(1)  Includes special charge of $4,446.





Capital expenditures include property, plant and equipment additions and capitalized software. The Company's foreign operations and export sales are less than 10% of total revenues. Sales to all government agencies for the fiscal years ended January 31, 1996, 1995 and 1994 were $148,313, $143,187, and
$110,107 of which  $42,664,  $41,455,  and $23,001,  respectively,  were to U.S.
government agencies, principally the U.S. Department of Education, with the remainder to state and local government agencies, predominantly school districts and state departments of education. The Company considers its credit risk in trade receivables to be minimal with regard to the governmental customers described above. With regard to the Company's non-governmental customers, including those in the Financial Systems segment, credit investigations are performed to minimize credit losses, which historically have been insignificant.

REPORT OF INDEPENDENT AUDITORS



Stockholders and Board of Directors
National Computer Systems, Inc.



We have audited the accompanying consolidated balance sheets of National Computer Systems, Inc. and subsidiaries as of January 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Computer Systems, Inc. and subsidiaries at January 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.


                                   /s/ ERNST & YOUNG LLP


Minneapolis, Minnesota
March 3, 1996