Form 10-K, Exhibit 13
period 1997-01-31
NATIONAL COMPUTER SYSTEMS INC
filed 1997-04-24
CIK 69999

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
         -----------           ----------
             1996      -    January 31, 1997
             1995      -    January 31, 1996
             1994      -    January 31, 1995

Income and Expense Items as a Percentage of Revenues

Fiscal Year                            1996    1995    1994
------------------------------------------------------------

Revenues
  Information services                 47.6%   43.4%   40.6%
  Product sales                        40.5    43.4    44.1
  Maintenance and support              11.9    13.2    15.3
------------------------------------------------------------
    Total revenues                    100.0   100.0   100.0
Costs of Revenues (1)
  Cost of information services         78.5    77.0    77.0
  Cost of product sales                46.3    46.9    46.2
  Cost of maintenance and support      67.4    69.0    72.0
------------------------------------------------------------
    Total gross profit                 35.9    37.1    37.3
Operating Expenses
  Sales and marketing                  12.5    12.8    13.5
  Research and development              3.0     2.8     2.6
  General and administrative           10.0    11.3    11.2
  Acquisition and special charges       2.4      --     2.9
-------------------------------------------------------------
Income from operations                  8.0    10.2     7.1
Income from continuing operations
  before income taxes                   8.0     9.2     5.7
Income from continuing operations       4.1%    5.5%    4.0%
============================================================

(1)       As a percentage of the respective revenue caption.

National Computer Systems, Inc. (the Company or NCS) is an information services company, providing services and systems for the collection, management and interpretation of data. The Company markets these products and services predominantly in education, but also to business, government and health care markets through its various operating units.

RECAP OF 1996 RESULTS

Total revenues from continuing operations in fiscal 1996 increased 10.1% over the prior year to $331.2 million. The Company's overall gross profit dollars on those revenues increased by $7.0 million or 6.3%. Total gross margin as a percentage of revenues declined, principally due to the product/service mix of those revenues. Operating expenses declined as a percent of revenue, except for research and development, which reflects additional investments in both hardware and software products. NCS recorded a pre-tax operating charge of $7.9 million ($.45 per share after tax) principally for acquired in-process research and development from the purchase of Macro Educational Systems, Inc. (Macro). Before this charge, income from operations increased 12.5% to $34.5 million, and improved slightly as a percentage of revenues. Year-to-year favorable changes in non-operating income and expense primarily reflect the impact of the proceeds from the sale of the Company's Financial Systems business in July 1996. Net income for fiscal 1996 from continuing operations was $13.7 million or $.88 per share. However, excluding the acquisition related charges, net income from continuing operations would have been $20.7 million compared to $16.6 million in fiscal 1995, a 24.6% increase. A reconciliation of earnings per share for 1996 and 1995 is as follows:

                                              1996       1995
                                              ----       ----
Earnings per share, as reported              $3.18      $1.42

Less gain on disposition
  and discontinued operations                (2.30)      (.36)
                                              ----       ----
Continuing operations                          .88       1.06

Plus acquisition related charges               .45          -
                                             -----      -----
Pro forma earnings per share                 $1.33      $1.06
                                             =====      =====

During fiscal 1996, the Company sold its Financial Systems business.
See Note 3 of Notes to Consolidated Financial Statements for further discussion on the sale, the gain on disposition and discontinued operations. The following discussion relates to continuing operations only.

REVENUES

Fiscal 1996 versus Fiscal 1995. Total revenues for fiscal 1996 were up 10.1% to $331.2 million from $300.9 million in fiscal 1995. By revenue category, fiscal 1996 compares to fiscal 1995 as follows:

     Information services           + 20.8%
     Product sales                  +  2.7%
     Maintenance and support        -  0.8%

The growth in information services revenues is predominantly the result of significantly higher volumes of educational assessment services and international service business. During fiscal 1996, the Company invested in two small international businesses, principally service in nature, and NCS was awarded a new long-term service contract in Mexico. These transactions fueled the Company's growth in the international service business. Overall, international revenues were up 42.1% from fiscal 1995. Product sales increases were essentially due to higher education administrative software and scannable forms revenues. These improvements, however were somewhat offset by lower proprietary hardware revenues. Maintenance and support revenues were down 0.8% due to lower third-party hardware maintenance revenues, partially offset by higher software support revenues.

Fiscal 1995 versus Fiscal 1994. Total revenues for fiscal 1995 were up 5.6% to $300.9 million from $284.9 million in fiscal 1994. By revenue category, fiscal 1995 compares to fiscal 1994 as follows:

     Information services           + 12.7%
     Product sales                  +  4.1%
     Maintenance and support        -  8.7%

Information services revenue grew in fiscal 1995 primarily as a result of higher volumes of educational assessments and student financial aid services. Higher education software revenue was the principal factor in the year-to-year increase in product sales. Maintenance and support revenues were down as a result of lower third-party hardware maintenance revenues, somewhat offset by higher software support revenues.

COST OF REVENUES AND GROSS PROFITS

Fiscal 1996 versus Fiscal 1995. The Company's overall gross profit dollars increased $7.0 million or 6.3% with the largest dollar increases being in state educational assessments, international services and education administrative software. As a percent of revenue, overall gross profit declined to 35.9% of total revenues from 37.1% in fiscal 1995, principally reflecting the Company's revenue growth in information services revenues. Gross profit changes by revenue category were largely offsetting, however, the gross profit on information services revenues did decline due to lower first-year margins on multi-year federal student financial aid contracts.

Fiscal 1995 versus Fiscal 1994. The Company's overall gross profit dollars increased $5.4 million or 5.1% in fiscal 1995 over the prior year. As a percent of revenue, the overall gross profit of 37.1% in fiscal 1995 was essentially unchanged from fiscal 1994. The gross profit on net product sales declined by
0.7 percentage points year-to-year primarily due to lower margins on education software and international forms revenues. Maintenance and support margins improved by 3.0 percentage points in fiscal 1995 over the prior year, with the year-to-year improvement coming from software support margins.

OPERATING EXPENSES

Fiscal 1996 versus Fiscal 1995. Sales and marketing expenses increased by $2.7 million or 7.0% in fiscal 1996 from the prior year. The year-to-year increase is primarily the result of additional expenditures in introducing and selling new image processing systems to the marketplace.

Research and development expenses increased $1.4 million in fiscal 1996 over fiscal 1995. This increase relates principally to enhancements to the Company's scanning and imaging technology and school administrative software.

General and administrative expenses decreased by $.9 million or 2.7% in fiscal 1996 from the prior year. As a percent of revenues, these expenses declined by
1.3 percentage points, to 10.0 % of total revenues. The decrease reflects specific emphasis on reducing general and administrative expenses, and is net of a $1.0 million increase in expenses to upgrade the Company's internal information systems.

Fiscal 1995 versus Fiscal 1994. In fiscal 1995, sales and marketing expenses were essentially unchanged from fiscal 1995 to fiscal 1994. However, as a percentage of revenues these expenses declined by 0.7 percentage points to 12.8% of total revenues. This decline was the result of a Company-wide effort to manage these expenses.

Research and development expenses increased $1.1 million or 15.7% in fiscal 1995 over fiscal 1994, relating principally to enhancements to the Company's scanning and imaging technology and related software.

General and administrative expenses increased by $1.9 million or 6.0% in fiscal 1995 from the prior year. The increase reflects additional spending of $1.0 million to introduce and install enhanced product and project management methods and tools. As a percent of revenues, these expenses remained constant year-to-year.

OTHER SIGNIFICANT TRANSACTIONS

During fiscal 1996, in conjunction with the acquisition of Macro, NCS recorded one-time charges totaling $7.9 million, including $5.6 million of purchased research and development plus $2.3 million of acquisition related costs (See
Note 2 of Financial Statements).

In  1994,   the  Company   recorded  an  $8.2  million  pretax  charge  for  the
restructuring of the Company's German operations and write-down of certain non-operating assets (See Note 3 of Financial Statements).

INTEREST EXPENSE

Interest expense decreased by $1.6 million in fiscal 1996 from fiscal 1995. The year-to-year decrease is the result of lower borrowing levels for fiscal 1996. See Capital Resources and Liquidity below for further discussion of cash flow and debt.

Interest expense decreased by $0.2 million in fiscal 1995 from the prior year. The year-to-year decrease is primarily the result of lower average borrowing levels for the latter half of the year, somewhat offset by slightly higher interest rates.

OTHER INCOME AND EXPENSE

Other income in fiscal 1996 includes interest income of $2.8 million principally from investment of the proceeds from the sale of the Company's Financial Systems business, but also from internally generated cash flows.

Other income and expense for 1995 and 1994 included no large or unusual items.

INCOME TAXES

The effective income tax rate for fiscal 1996 was 48.5%, which was higher than the statutory rate primarily as a result of the one time write-off of non-deductible purchased research and development and losses from foreign subsidiaries for which the Company is unable to recognize a benefit in its 1996 tax provision.

The effective income tax rate for fiscal 1995 was 40.3%, which was higher than the statutory rate as a result of losses from foreign subsidiaries for which the Company is unable to recognize a benefit in its 1995 tax provision.

The effective income tax rate for fiscal 1994 was 30.0% which was significantly reduced by the net tax benefits related to the reorganization of the Company's German operations.

CAPITAL RESOURCES AND LIQUIDITY

With the net proceeds from the sale of the Financial Systems business and cash generated from ongoing operations, the Company ended fiscal 1996 with $58.1 million of cash and cash equivalents. During fiscal 1996, NCS generated $38.5 million of cash from operating activities. The Company invested $14.9 million in property, plant and equipment and $11.2 million in acquisitions consisting of Macro and three additional smaller entities. The Company also repurchased 362,000 shares of Common Stock during fiscal 1996, using $8.1 million of cash. Other financing activities included the early repayment of the $15.0 million, 9.88% Secured Notes.

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

The Company had long-term debt balances, including current maturities, of $20.1 million, $27.0 million and $49.9 million at January 31, 1997, 1996, and 1995, respectively. The items causing the changes in debt balances are described above. At January 31, 1997, the Company's debt to total capital ratio was 10.6% compared to 17.4% a year earlier and 30.6% two years earlier. The Company believes that the current debt to total capital ratio is at an acceptable level which will allow the Company flexibility to fund future growth initiatives.

Accounts receivable, accrued expenses and deferred income were impacted by the acquisitions made in 1996 and by the increased level of operations during the year.

Looking toward fiscal 1997, the Company maintains a $40.0 million revolving credit facility, all of which was available at January 31, 1997. The Company expects its cash flows from operations, the revolving credit facility and cash on hand to be adequate to meet foreseeable cash requirements, including internal growth and potential acquisitions.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

                                                               JANUARY 31,
                                                         --------------------
                                                           1997        1996
                                                         --------    --------
ASSETS
Current Assets
  Cash and cash equivalents                              $ 58,079    $  5,154
  Receivables                                              79,056      68,713
  Inventories                                              18,176      18,336
  Prepaid expenses and other                                5,526       8,460
  Investment in discontinued operations                         -      17,557
                                                         --------    --------
    Total Current Assets                                  160,837     118,220
                                                         --------    --------
Property, Plant and Equipment
  Land, buildings and improvements                         51,741      49,350
  Machinery and equipment                                 111,921     105,075
  Accumulated depreciation                                (87,353)    (79,596)
                                                         --------    --------
                                                           76,309      74,829
                                                         --------    --------
Other Assets, net
  Acquired and internally developed software products      17,578      11,667
  Non-current receivables and other assets                 11,640      12,582
  Goodwill                                                  7,556       2,426
                                                         --------    --------
                                                           36,774      26,675
                                                         --------    --------
     Total Assets                                        $273,920    $219,724
                                                         ========    ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

                                                               JANUARY 31,
                                                         --------------------
                                                           1997        1996
                                                         --------    --------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Current maturities of long-term debt                   $  3,819    $  2,473
  Accounts payable                                         20,886      16,416
  Accrued expenses                                         28,832      23,137
  Deferred income                                          23,079      16,148
  Income taxes                                              5,556       4,458
                                                         --------    --------
    Total Current Liabilities                              82,172      62,632
                                                         --------    --------

Deferred Income Taxes                                       5,385       4,359

Long-Term Debt - less current maturities                   16,329      24,535

Commitments and Contingencies                                   -           -

Stockholders' Equity
  Preferred stock                                               -           -
  Common stock - issued and outstanding -
    15,235 and 15,365 shares, respectively                    457         461
  Paid-in capital                                               -       3,427
  Retained earnings                                       173,564     130,007
  Deferred compensation                                    (3,987)     (5,697)
                                                         --------    --------
    Total Stockholders' Equity                            170,034     128,198
                                                         --------    --------
    Total Liabilities and Stockholders' Equity           $273,920    $219,724
                                                         ========    ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                FISCAL YEAR
                                                       ------------------------------
                                                         1996       1995       1994
                                                       --------   --------   --------

Revenues
  Information services                                 $157,511   $130,432   $115,723
  Product sales                                         134,144    130,648    125,557
  Maintenance and support                                39,504     39,803     43,594
                                                       --------   --------   --------
    Total revenues                                      331,159    300,883    284,874

Cost of Revenues
  Cost of information services                          123,718    100,459     89,133
  Cost of product sales                                  62,075     61,233     58,034
  Cost of maintenance and support                        26,608     27,453     31,405
                                                       --------   --------   --------
    Gross profit                                        118,758    111,738    106,302

Operating Expenses
  Sales and marketing                                    41,258     38,544     38,397
  Research and development                                9,883      8,490      7,341
  General and administrative                             33,076     34,000     32,077
  Acquisition related charges:
    Purchased research and development                    5,637          -          -
    Other                                                 2,258          -          -
  Special charges                                             -          -      8,164
                                                       --------   --------   --------
Income From Operations                                   26,646     30,704     20,323
  Interest expense                                        1,677      3,276      3,465
  Other (income) expense, net                            (1,564)      (332)       739
                                                       --------   --------   --------
Income from Continuing Operations Before Income Taxes    26,533     27,760     16,119
  Income taxes                                           12,867     11,180      4,838
                                                       --------   --------   --------
Income from Continuing Operations                        13,666     16,580     11,281
  Income (loss) from discontinued operations,
    net of taxes of $(1,360), $3,570 and $912            (2,229)     5,679      2,117
  Gain on disposition, net of taxes of $29,031           38,143          -          -
                                                       --------   --------   --------
Net Income                                             $ 49,580   $ 22,259   $ 13,398
                                                       ========   ========   ========
Earnings Per Share
  Continuing operations                                $   0.88   $   1.06   $   0.74
  Discontinued operations                                 (0.14)      0.36       0.14
  Gain on disposition                                      2.44          -          -
                                                       --------   --------   --------
Net Income Per Share                                   $   3.18   $   1.42   $   0.88
                                                       ========   ========   ========

Average Shares Outstanding                               15,555     15,685     15,225


See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                              COMMON STOCK
                                             ---------------  PAID-IN   RETAINED    DEFERRED
                                             SHARES   AMOUNT  CAPITAL   EARNINGS  COMPENSATION     TOTAL
                                             ------   ------  -------   --------  ------------  -----------

Balance, January 31, 1994                    14,983  $  449    $    -   $106,771      $(7,073)    $100,147
  Shares issued for employee stock
    purchase and option plans                   152       5     1,492          -            -        1,497
  Repurchase of common stock                    (32)     (1)     (359)         -            -         (360)
  Restricted stock awards (forfeitures), net    (59)     (2)     (430)         -          432            -
  Shares issued for business acquisition        266       8     3,092          -            -        3,100
  ESOP debt payment                               -       -         -          -        1,000        1,000
  Restricted stock compensation accrual           -       -         -          -          (36)         (36)
  Net income                                      -       -         -     13,398            -       13,398
  Cash dividends paid - $.36 per share            -       -         -     (5,453)           -       (5,453)
  Foreign currency translation adjustment         -       -         -       (170)           -         (170)
                                             ------  ------    ------   --------      --------    --------
Balance, January 31, 1995                    15,310     459     3,795    114,546       (5,677)     113,123
  Shares issued for employee stock
    purchase and option plans                   208       6     2,446          -            -        2,452
  Repurchase of common stock                   (233)     (7)   (4,445)         -            -       (4,452)
  Restricted stock awards                        80       3     1,576          -       (1,579)           -
  Shares issued for business acquisition          -       -        55          -            -           55
  ESOP debt payment                               -       -         -          -        1,000        1,000
  Restricted stock compensation accrual           -       -         -          -          559          559
  Net income                                      -       -         -     22,259            -       22,259
  Cash dividends paid - $.36 per share            -       -         -     (5,570)           -       (5,570)
  Foreign currency translation adjustment         -       -         -     (1,228)           -       (1,228)
                                             ------  ------    ------   --------      -------     --------
Balance, January 31, 1996                    15,365     461     3,427    130,007       (5,697)     128,198
  Shares issued for employee stock
    purchase and option plans                   245       7     3,483          -            -        3,490
  Repurchase of common stock                   (362)    (11)   (7,328)      (737)           -       (8,076)
  Restricted stock awards (forfeitures), net    (13)      -        24          -          (24)           -
  ESOP debt payment                               -       -         -          -        1,000        1,000
  Restricted stock compensation accrual           -       -       394          -          734        1,128
  Net income                                      -       -         -     49,580            -       49,580
  Cash dividends paid - $.36 per share            -       -         -     (5,521)           -       (5,521)
  Foreign currency translation adjustment         -       -         -        235            -          235
                                             ------  ------    ------   --------      --------    --------
Balance, January 31, 1997                    15,235    $457    $    -   $173,564      $(3,987)    $170,034
                                             ======  ======    ======   ========      ========    ========


See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                 FISCAL YEAR
                                                        ------------------------------
                                                          1996       1995       1994
                                                        --------   --------   --------

Operating Activities
  Net income                                             $49,580    $22,259    $13,398
  Less gain on disposition                               (38,143)         -          -
  Adjustments to reconcile to net cash
    provided by operating activities:
      Depreciation                                        15,620     15,643     15,559
      Amortization                                         9,647     11,791      8,412
      Deferred income taxes and other                     (2,053)     3,747       (400)
      Acquisition related charges                          6,637          -          -
      Non-cash special charges                                 -          -     10,375
      Changes in operating assets and liabilities
        (net of acquired amounts):
           Accounts receivable                            (4,318)    (2,133)    (3,392)
           Inventory and other current assets              2,495        542     (4,285)
           Accounts payable and accrued expenses          (3,856)       272      3,183
           Deferred income                                 2,912       (190)      (613)
                                                         -------    -------    -------
       Net Cash Provided By Operating Activities          38,521     51,931     42,237
                                                         -------    -------    -------
Investing Activities
  Acquisitions, net                                      (11,192)         -     (3,216)
  Purchases of property, plant and equipment             (14,909)   (14,091)   (29,185)
  Capitalized software products                           (1,553)    (4,826)    (6,928)
  Net proceeds from disposition                           64,071          -          -
  Other - net                                              2,248       (555)    (3,245)
                                                         -------    -------    -------
       Net Cash Provided By (Used In)
         Investing Activities                             38,665    (19,472)   (42,574)

Financing Activities
  Net increase (decrease) in revolving credit borrowing        -    (13,065)     1,100
  Repayment of secured notes                             (15,000)         -          -
  Net increase (decrease) in other borrowings                846     (7,920)     3,024
  Issuance (repurchase) of common stock, net              (4,586)    (1,945)     1,137
  Dividends paid                                          (5,521)    (5,570)    (5,453)
                                                         -------    -------    -------
       Net Cash Used In Financing Activities             (24,261)   (28,500)      (192)
                                                         -------    -------    -------

Increase (Decrease) In Cash and Cash Equivalents          52,925      3,959       (529)

Cash and Cash Equivalents  - Beginning of Year             5,154      1,195      1,724
                                                         -------    -------    -------
Cash and Cash Equivalents - End of Year                  $58,079    $ 5,154    $ 1,195
                                                         =======    =======    =======


See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - ACCOUNTING POLICIES

The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
         -----------           ----------
             1996      -    January 31, 1997
             1995      -    January 31, 1996
             1994      -    January 31, 1995

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions between consolidated entities have been eliminated.

In order to provide improved financial reporting, the revenue and related costs of the information services operations have been segregated on the accompanying consolidated statements of income.

USE OF ESTIMATES: The consolidated financial statements have been prepared in accordance with the generally accepted accounting principles which require management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Those assumptions and estimates are subject to constant revision, and actual results could differ from those estimates.

CASH AND EQUIVALENTS: All investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are available for sale, are carried at cost which approximates fair market value and consist principally of corporate commercial paper.

INVENTORIES: Inventories are stated at the lower of first-in, first-out cost or market. Components of inventory as of January 31, are summarized as follows:

                                             1997       1996
----------------------------------------------------------------
Finished goods                             $ 4,765    $ 6,012
Scoring services and work in process         9,221      8,694
Raw materials and purchased parts            4,190      3,630
----------------------------------------------------------------
                                           $18,176    $18,336
================================================================

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets, ranging from two to forty years, using principally the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Significant improvements are capitalized to property, plant and equipment accounts, while maintenance and repairs are expensed currently. Rental income from equipment held for lease is recognized as earned using the operating method of accounting for such leases.

ACQUIRED AND INTERNALLY DEVELOPED SOFTWARE PRODUCTS: Acquired software product amounts originate from the allocation of purchase prices of acquired companies and direct acquisition of software, or rights to software. These products are generally large, complex, mission-critical application software packages with established market positions. Products in this category are generally assigned lives of five to ten years. Internally developed software products represent costs capitalized in accordance with Statement of Financial Accounting Standards
(SFAS) No. 86. Accordingly, software production costs incurred subsequent to establishing technological feasibility, as defined, are capitalized. Amortization of these products is computed on a product by product basis ratably as a percentage of estimated revenue, subject to minimum straight-line amortization over the products' estimated useful lives of five years or less. Expected revenues and useful lives are estimates which are subject to changes in technology and marketplace requirements and are, therefore, subject to revision. The Company periodically evaluates its software products for impairment by comparison of the carrying value of the product against anticipated product margins. The carrying value is adjusted, if necessary. A summary of software activity is as follows:

                                        Internally   Accumulated
                             Acquired    Developed   Amortization   Total
---------------------------------------------------------------------------
Balance, January 31, 1994     $ 7,000     $14,240     $ (8,636)    $12,604
Additions                       3,475       4,280            -       7,755
Amortization                        -           -       (2,944)     (2,944)
----------------------------------------------------------------------------
Balance, January 31, 1995      10,475      18,520      (11,580)     17,415
Additions                           -         320            -         320
Product discontinuation          (151)       (308)         459           -
Amortization                        -           -       (6,068)     (6,068)
----------------------------------------------------------------------------
Balance, January 31, 1996      10,324      18,532      (17,189)     11,667
Additions                      13,000           -            -      13,000
Write-downs and dispositions        -      (6,539)       4,517      (2,022)
Amortization                        -           -       (5,067)     (5,067)
----------------------------------------------------------------------------
Balance, January 31, 1997     $23,324     $11,993     $(17,739)    $17,578
============================================================================

GOODWILL: Goodwill arising from business acquisitions is amortized on a straight-line basis over periods ranging from five to twenty years, generally ten years. Amortization expense was $703, $624 and $1,179 in fiscal 1996, 1995 and 1994, respectively. Accumulated amortization was $3,843 and $3,109 as of January 31, 1997 and 1996, respectively. The Company periodically evaluates its goodwill for impairment by comparison of the carrying value against anticipated business performance.

ACCRUED EXPENSES: Major components of accrued expenses consisted of the following as of January 31:

                               1997      1996
------------------------------------------------
Employee compensation        $13,376   $12,477
Taxes other than income        2,875     3,078
Royalties                      2,065     2,176
Other                         10,516     5,406
------------------------------------------------
                             $28,832   $23,137
================================================

REVENUE RECOGNITION: Revenue from product sales and software licensing is recognized at the time of shipment, except in instances where material fulfillment obligations exist beyond shipment. In such cases, revenue is not recognized until such obligations are substantially fulfilled or is recognized in accordance with specific contract terms. Revenue from information services is recognized when such service is performed. Hardware maintenance and software support revenues are recognized ratably over the contractual period.

PER SHARE DATA: Net income per share is based on the weighted average number of shares of Common Stock and dilutive common stock equivalents outstanding during the year.

IMPAIRMENT OF LONG-LIVED ASSETS: In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. The Company adopted the Statement in 1996 and it had no impact on the consolidated financial statements.

STOCK-BASED COMPENSATION: In October, 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. The statement requires adoption of the new standard or footnote disclosure for all transactions entered into during the fiscal years ended January 31, 1996 and 1997. As permitted by the statement, the Company has elected to continue to account for stock options and awards to employees under the provisions of Accounting Principles Board (APB) Opinion No. 25 and disclose the impact of SFAS No. 123, as if adopted, in Note 7.

NOTE 2 - ACQUISITIONS

On January 21,  1997,  the  Company  acquired  all of the common  stock of Macro
Educational Systems, Inc. (Macro), a California-based developer of administrative software for the K-12 educational market, for approximately $13.9 million, through the issuance of $7.0 million of convertible debentures and cash. Additional payments up to $6.0 million may be earned between 1997 and 2001, subject to achieving certain earnings levels.

The acquisition was accounted for as a purchase and, accordingly, operating results of this business subsequent to the date of acquisition were included in the Company's consolidated financial statements. In accordance with SFAS No. 109, Accounting for Income Taxes, the purchase price has been adjusted by $6.0 million to reflect deferred taxes on the intangible assets, whose amortization will be nondeductible. The excess purchase price, as adjusted for deferred taxes, over book value of the net assets acquired was $22.4 million, of which $13.0 million was allocated to acquired software, $5.6 million to purchased in-process research and development and $3.8 million to goodwill and other intangible assets. The purchased in-process research and development was charged to operations upon acquisition, and the goodwill and other intangible assets are being amortized over 10 years.

In connection with the acquisition, the Company recorded a $2.3 million pre-tax charge related to impairments and redundancies in the Company's existing administrative software business. This included a $1.0 million non-cash charge to write-down software assets and $1.3 million to cover other costs directly related to the merger of the two operations.

The Company made three additional acquisitions in fiscal 1996, whose acquisition prices totaled $5.1 million, of which $1.9 million was allocated to goodwill.

The pro forma impact of all acquisitions on 1996 and comparative results for 1995 and 1994 are not significant, other than the $7.0 million after tax acquisition charges described above.

NOTE 3 - DISCONTINUED OPERATIONS AND SPECIAL CHARGES

The Company sold its Financial Systems segment on July 10, 1996 to SunGard Data Systems, Inc. for $95.0 million in cash. The gain on the sale, recorded in the second quarter 1996, was $38.1 million net of tax, or $2.44 per share. The results of the Financial Systems segment up to disposition have been classified as discontinued operations in the accompanying financial statements. The segment's 1996 revenues through the sale date were $17.1 million; for fiscal 1995 and 1994, revenues were $58.1 and $52.1 million, respectively.

In 1994, the Company recorded an $8.2 million pre-tax special charge for the restructuring and statutory reorganization of the Company's German operations and the write-down of certain unconsolidated investments in anticipation of disposition. The after-tax charge was $3.3 million, or 21 cents per share. The German restructuring and reorganization was a $3.7 million pre-tax charge, primarily to write down goodwill and other assets to liquidation values. Because of significant tax benefits triggered by these actions, however, the net after-tax effect of this restructuring was only $.5 million. The Company also recorded a pre-tax special charge of $4.5 million to write down four investments to their net realizable value upon disposition.

NOTE 4 - LEASES

The Company leases office facilities under noncancelable operating leases which expire in various years through 2002. Rental expense for all operating leases was $8,544 in fiscal 1996, $7,987 in fiscal 1995, and $8,818 in fiscal 1994.
Future minimum rental expense as of January 31, 1997, for noncancelable operating leases with initial or remaining terms in excess of one year is $11,320 and is payable as follows: fiscal 1997 - $4,274; fiscal 1998 - $2,470; fiscal 1999 - $1,821; fiscal 2000 - $1,362; fiscal 2001 - $1,026 and $367 beyond.

NOTE 5 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt at January 31, consisted of the following:

                                1997       1996
--------------------------------------------------
Revolving credit borrowing    $     -    $     -
Secured notes                       -     15,000
Convertible debentures          7,000          -
Unsecured note                  6,535      6,535
ESOP borrowing                  3,000      4,000
Other borrowings,               3,613      1,473
  principally foreign
--------------------------------------------------
                               20,148     27,008
Less current maturities        (3,819)    (2,473)
--------------------------------------------------
Long-term debt                $16,329    $24,535
==================================================

Revolving Credit Borrowings: The Company has a $40,000 unsecured revolving credit facility that terminates August 1, 1998. Interest on debt outstanding under this facility is computed, at the Company's discretion, based on the prime rate or the London Interbank Offered Rate (LIBOR). During the year ended January 31, 1997, the interest rate approximated 1.0 % below the prime rate. The Company pays a fee at an annual rate of .25% on the unused facility amount. The credit facility contains covenants with which the Company is in compliance.

Secured Notes: The Secured Notes, which carried an interest rate of 9.88%, were retired in July 1996.

Convertible Debentures: In January 1997, the Company issued $7,000 of Convertible Debentures as consideration for the stock purchase of Macro, see
Note 2. These debentures are due in five equal annual installments, with the first installment due on February 21, 1998. These debentures carry an interest rate of 6.1%, and are convertible into common stock at $24.00 per share.

Unsecured Note: This unsecured term note is due in five annual principal payments of $1,307 per year beginning in April, 1997 and bears interest at .95% over LIBOR.

ESOP Borrowing: The ESOP loan, secured by unallocated shares of Common Stock and guaranteed by the Company, is due in May 1999. The loan has annual payments of $1,000, with interest payable at rates which approximate 2.0% under the prime rate.

Scheduled Maturities: The aggregate principal amounts of long-term debt scheduled for repayment in each of the five fiscal years 1997 through 2001 are $3,819, $5,898, $4,466, $2,781, and $2,707, respectively. In each fiscal year, interest paid approximates interest expense.

NOTE 6 - INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows:


                               Current
                       -----------------------
                       Federal  State  Foreign  Deferred  Total
-----------------------------------------------------------------
1996                   $16,197  $1,320  $ 864   $(5,514) $12,867
1995                    10,079   1,465     70      (434)  11,180
1994                     4,905     600    384    (1,051)   4,838
-----------------------------------------------------------------

The provision for income taxes from discontinued operations is $27,671, $3,570 and $912 in fiscal years 1996, 1995 and 1994, respectively.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 31, are as follows:

                                          1997       1996
                                         ------     ------
Deferred tax assets:
  Reserves for uncollectibles            $2,801     $1,266
  Foreign operating loss carryforwards    2,778      2,050
  Accrued vacation pay                    1,511      1,648
  Rotable service parts amortization      1,260      1,510
  Intangible amortization                 1,198      1,578
  Deferred expenses                         689        301
  Capital loss carryforward                   -        783
  Special charges                            61        497
  Other                                   1,370        581
  Valuation allowance                    (2,778)    (1,910)
------------------------------------------------------------
  Total deferred tax assets               8,890      8,304
------------------------------------------------------------
Deferred tax liabilities:
  Purchased intangible amortization       6,592      1,088
  Accelerated depreciation                5,197      5,473
  Net capitalized software                1,929      4,787
  Production cost amortization              406      1,265
  Other                                     151         50
------------------------------------------------------------
  Total deferred tax liabilities         14,275     12,663
------------------------------------------------------------
  Net deferred tax liabilities          $ 5,385    $ 4,359
============================================================

A reconciliation of the Company's statutory and effective tax rate from continuing operations is presented below:


                                     1996      1995      1994
                                    ------    ------    ------
Statutory rate                       35.0%     35.0%     35.0%
State income taxes, net of
  federal benefit                     3.2       3.1       2.1
Intangible amortization               1.7       1.0       3.7
Foreign sales corporation            (0.5)     (0.1)     (0.7)
Research and development credits     (0.6)     (0.3)     (2.0)
Affordable housing credit            (1.0)     (1.0)     (1.7)
Foreign operating losses              3.2       3.2       1.0
Purchased research and development    7.4         -         -
Foreign investment loss                 -         -     (12.6)
Other, net                            0.1      (0.6)      5.2
---------------------------------------------------------------
Effective rate                       48.5%     40.3%     30.0%
===============================================================

In fiscal year 1994, the tax rate benefit from the foreign investment losses principally reflects U.S. tax benefits triggered by the restructuring and reorganization of the Company's German operations discussed in Note 3.

The Company made income tax payments of $47,693, $10,335 and $5,549 in fiscal years 1996, 1995, and 1994, respectively.

NOTE 7 - STOCKHOLDERS' EQUITY

The Company has 10,000,000 shares of $.01 par value Preferred Stock authorized and issuable in one or more series as the Board of Directors may determine; none is outstanding. 50,000,000 shares of $.03 par value Common Stock are authorized. There are no restrictions on retained earnings.

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company continues to elect to utilize APB Opinion No. 25 and related interpretations in accounting for its stock option plans, restricted stock plans and its employee stock purchase plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted, restricted shares awarded and shares sold pursuant to the purchase plan as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below for fiscal years 1996 and 1995:

                                          1996                  1995
                                        -------                -------
      Net income - as reported          $49,580                $22,259
      Net income - pro forma             49,069                 21,925
      Earnings per share - as reported  $  3.18                $  1.42
      Earnings per share - pro forma       3.15                   1.40

SFAS No. 123 is applicable only to options granted after December 31, 1994; as a result, its pro forma effect will not be fully impacted until these options become fully exercisable. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

      Expected dividend yield.              .78%
      Expected stock price volatility        45%
      Risk-free interest rate              6.18%
      Expected life of options           5 years

The weighted-average fair value of the options granted during the fiscal years 1996 and 1995 were $10.33 and $8.40, respectively.

The Company has four Employee Stock Option Plans (1984, 1986, 1990 and 1995). Options to purchase Common Stock of the Company are granted to employees at 100% of fair market value on the date of grant and are exercisable over a 60 or 63 month period. Shares available for grant under the Plans totaled 227,000 and 380,250 at January 31, 1997 and 1996, respectively.

Outstanding options under all plans are summarized as follows:

                                                   Weighted
                                                 Average Price
                                       Shares      Per Share
                                      -------    -------------
    Balance, January 31, 1994         952,350       $13.75
      Granted                         375,250        13.24
      Cancelled                       (76,900)       14.36
      Exercised                      (303,200)       14.30
                                     --------        -----
    Balance, January 31, 1995         947,500        13.70
      Granted                         229,750        18.52
      Cancelled                       (65,950)       15.15
      Exercised                      (164,350)       11.25
                                     --------        -----
    Balance, January 31, 1996         946,950        15.20
      Granted                         225,850        22.75
      Cancelled                       (94,450)       16.55
      Exercised                      (231,290)       14.86
                                     --------       ------
    Balance, January 31, 1997         847,060       $17.15
                                     ========       ======

Options for 313,570 shares, 373,250 shares and 378,750 shares were exercisable at January 31, 1997, 1996 and 1995, with weighted average exercise prices of $14.86, $14.48 and $13.54, respectively. Exercise prices for options outstanding as of January 31, 1997 ranged from $8.25 to $24.50. The weighted-average remaining life of those options is 3.1 years.

The Company has an Employee Stock Purchase Plan. There were 80,848 shares available for purchase under the Plan at January 31, 1997.

During fiscal 1990, pursuant to the Long-Term Incentive Plan approved by the shareholders (L-TIP), 171,400 shares were issued to participants on a restricted basis. At January 31, 1997, 65,650 shares remained outstanding with the balance having been forfeited. The shares were earned by the participants during fiscal 1996 and will be vested at a rate of 40% following January 31, 1997, and 30% on each of January 31, 1998 and January 31, 1999, contingent upon continued employment.

During fiscal 1996 and 1995, pursuant to the L-TIP, a total of 99,900 shares were issued to participants on a restricted basis; 95,563 shares of which were outstanding at January 31, 1997. During 1996, the award was amended by reducing the term from three to two years and reducing the award by approximately one-third. The remaining shares were earned by and will be vested: two-thirds following January 31, 1997, and one-third on January 31, 1998, contingent upon continued employment.

NOTE 8 - EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS PLAN: The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are discretionary. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $1,638, $1,900 and $1,700 in fiscal years 1996, 1995 and 1994, respectively.

EMPLOYEE STOCK  OWNERSHIP PLAN: The Company has an Employee Stock Ownership Plan
(ESOP) covering substantially all employees. Benefits, to the extent vested, become available upon retirement or termination of employment. During 1989, the ESOP Trust borrowed $10,000 to purchase 792,000 shares of Common Stock. Each year, the Company makes contributions to the ESOP which are charged to compensation expense, and used by the ESOP Trust to make loan interest and principal payments. With each principal payment, a portion of the Common Stock is allocated to participating employees. In fiscal 1996, the Company's contribution to the Plan was $1,000 plus interest of $77, which is net of dividends on unallocated shares of $114. The Company's contribution to the Plan was $1,000 in fiscal 1995 and fiscal 1994, and interest, which was totally offset by dividends on unallocated shares, was $63 in fiscal 1995 and $206 in fiscal 1994. There were 237,600 and 316,800 unallocated shares at January 31, 1997 and 1996, respectively.

The ESOP Trust borrowing, which is guaranteed by the Company, is reflected in long-term debt, and the Company's obligation to make future contributions to the ESOP for debt repayment is reflected as a reduction of Stockholders' Equity in the consolidated financial statements.

NOTE 9 - CONTINGENCY

The Company has received a claim from a former customer for expenses, alleged loan defaults, and other damages related to performance under a loan processing and servicing contract. The Company has tendered the defense of this claim to its insurer, and the insurer has accepted that defense subject to a reservation of rights. The Company and its insurer intend to vigorously contest this claim. While the claim has not yet been fully articulated, the Company believes that any such claim would be substantially covered by insurance and would not have a material effect on the Company's financial position or results of operations.

NOTE 10 - BUSINESS SEGMENT INFORMATION

The Company operates in a single business segment, providing information services and systems for the collection, management and interpretation of data. The Company markets these products and services to the education, business, government and health care markets through various operating units.

The  Company's  foreign  operations  and export sales are less than 10% of total revenues. Sales to all government agencies for the fiscal years ended January 31, 1997, 1996 and 1995 were $180,993, $148,313, and $143,187 of which $62,278,
$42,664, and $41,455, respectively, were to U.S. government agencies, principally the U.S. Department of Education, with the remainder to state and local government agencies, predominantly school districts and state departments of education. The Company considers its credit risk in trade receivables to be minimal with regard to the governmental customers described above. With regard to the Company's non-governmental customers, credit investigations are performed to minimize credit losses, which historically have been insignificant.