Form 10-K, Exhibit 13
period 1998-01-31
NATIONAL COMPUTER SYSTEMS INC
filed 1998-04-24
CIK 69999




                                                                      EXHIBIT 13

FIVE YEAR FINANCIAL DATA
(Dollars in thousands, except per share amounts)

                                                          YEAR ENDED JANUARY 31,
                                        -----------------------------------------------------------
                                          1998       1997(2)       1996        1995(3)      1994(4)

                                        --------    --------     --------     --------     --------
Financial Results

  Revenues                              $406,015    $331,159     $300,883     $284,874     $257,813
  Income from operations                  43,044      26,646       30,704       20,323       17,318
  Income from continuing operations
    before income taxes                   41,975      26,533       27,760       16,119       16,733
  Income from continuing operations       25,175      13,666       16,580       11,281        9,744
  Discontinued operations, net of taxes        -      (2,229)       5,679        2,117      (12,253)
  Gain on disposition, net of taxes            -      38,143            -            -            -
  Net income (loss)                       25,175      49,580       22,259       13,398       (2,509)
  Income per share from continuing
    operations(1)
      Basic earnings per share          $   0.83    $   0.45     $   0.54     $   0.38     $   0.32
      Diluted earnings per share        $   0.80    $   0.44     $   0.53     $   0.37     $   0.31
  Dividends paid per share              $   0.18    $   0.18     $   0.18     $   0.18     $   0.18

Financial Position
  Total assets                           315,414     273,920      219,724      209,375      194,833
  Long-term debt, including
    current maturities                    18,844      20,148       27,008       49,864       47,351
  Stockholders' equity                   193,994     170,034      128,198      113,123      100,147


(1) All references to share and per share data have been adjusted to give retroactive effect to the 2-for-1 stock split declared in March 1998.
(2) Includes an acquisition related charge of $7,895 pre-tax, $6,992 after tax or $.23 per diluted share.
(3) Includes a special charge of $8,164 pre-tax, $3,252 after-tax or $.11 per diluted share.
(4) Includes a special charge of $2,200 pre-tax, $1,364 after-tax or $.04 per diluted share.


 STOCK EXCHANGE LISTING

Common Stock of National Computer Systems, Inc. trades on the Nasdaq Stock Market(TM) under the symbol "NLCS"and is listed in the newspaper stock tables as NtCptr or NtlCptrSys.

QUARTERLY MARKET DATA

NCS had approximately 2,000 and 1,900 Common Stockholders of record as of January 31, 1998 and 1997, respectively.

                                          Fiscal Year 1997
                              -----------------------------------------
                                         Three Months Ended
                              -----------------------------------------
Year Ended January 31, 1998   April 30  July 31  October 31  January 31
---------------------------   --------  -------  ----------  ----------
  High                        $13.37     $14.75    $19.75      $19.50
  Low                          11.37      12.50     13.75       15.50
  Close                        12.56      13.75     19.00       17.12
  Dividends per share          0.045      0.045     0.045       0.045



                                          Fiscal Year 1996
                              -----------------------------------------
                                         Three Months Ended
                              -----------------------------------------
Year Ended January 31, 1997   April 30  July 31  October 31  January 31
---------------------------   --------  -------  ----------  ----------
  High                        $11.81     $12.62    $11.62      $13.25
  Low                           9.00       9.62      9.69       10.00
  Close                        10.87      10.12     10.75       12.22
  Dividends per share          0.045      0.045     0.045       0.045

QUARTERLY RESULTS OF OPERATIONS (unaudited)
(Dollars in thousands, except per share amounts)


                                           Three Months Ended
                               ----------------------------------------------
                               April 30    July 31    October 31   January 31
                               --------    -------    ----------   ----------
Year Ended January 31, 1998
  Revenues                     $78,971     $96,029     $115,387     $115,628
  Gross profit                  30,811      38,067       40,743       44,817
  Income from continuing
    operations                   4,048       7,011        6,026        8,090
  Net income                     4,048       7,011        6,026        8,090
  Basic earnings per share      $ 0.13     $  0.23     $   0.20     $   0.27
  Diluted earnings per share    $ 0.13     $  0.22     $   0.19     $   0.26

Year Ended January 31, 1997
  Revenues                     $70,507     $80,864     $ 88,783     $ 90,905
  Gross profit                  26,738      31,288       28,645       32,087
  Income from continuing
    operations                   3,201       5,893        4,950         (378)(2)
  Net income                     2,831      42,177(1)     4,950         (378)(2)
  Basic earnings per share:
    Continuing operations       $ 0.11     $  0.19     $   0.16     $  (0.01)
    Discontinued operations      (0.01)      (0.06)           -            -
    Gain on disposition              -        1.26            -            -
                               -------     -------      -------      -------
  Net income                   $  0.10     $  1.39      $  0.16      $ (0.01)
                               =======     =======      =======      =======

  Diluted earnings per share:
    Continuing operations       $ 0.10     $  0.19     $   0.16     $  (0.01)
    Discontinued operations      (0.01)      (0.06)           -            -
    Gain on disposition              -        1.22            -            -
                               -------     -------      -------      -------
  Net income                   $  0.09     $  1.35      $  0.16      $ (0.01)
                               =======     =======      =======      =======

(1) Includes a gain on disposition, net of taxes, of $38,143 or $1.22 per diluted share.
(2) Includes an acquisition related charge of $6,992 after tax or $.23 per diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
         -----------           ----------
             1997           January 31, 1998
             1996           January 31, 1997
             1995           January 31, 1996

Income and Expense Items as a Percentage of Revenues

Fiscal Year                            1997    1996    1995
------------------------------------------------------------
Revenues
  Information services                 48.2%   47.6%   43.4%
  Product sales                        39.9    40.5    43.4
  Maintenance and support              11.9    11.9    13.2
------------------------------------------------------------
    Total revenues                    100.0   100.0   100.0
Costs of Revenues (1)
  Cost of information services         76.7    78.5    77.0
  Cost of product sales                42.0    46.3    46.9
  Cost of maintenance and support      69.5    67.4    69.0
------------------------------------------------------------
    Total gross profit                 38.0    35.9    37.1
Operating Expenses
  Sales and marketing                  14.0    12.5    12.8
  Research and development              2.1     3.0     2.8
  General and administrative           11.3    10.0    11.3
  Acquisition related charges             -     2.4       -
------------------------------------------------------------
Income from operations                 10.6     8.0    10.2
Income from continuing operations
  before income taxes                  10.3     8.0     9.2
Income from continuing operations       6.2%    4.1%    5.5%
============================================================
(1) As a percentage of the respective revenue caption.

National Computer Systems, Inc. (the Company or NCS) is an information services company, providing software, services and systems for the collection, management and interpretation of data. The Company markets these products and services predominantly in education, but also to business, government and other markets through its various operating units.

RECAP OF 1997 RESULTS

Total revenues increased 22.6% in fiscal 1997 to $406.0 million compared to last year's $331.2 million, with approximately half of the increase attributable to acquisitions. Refer also to Note 2 of Notes to Consolidated Financial Statements for further discussion of acquisitions. The Company's overall gross margin on revenues increased $35.7 million to 38.0% as a percentage of total revenues, versus last year's gross margin percentage of 35.9%. Operating expenses, however, increased to 27.4% of revenues in fiscal 1997, compared to 25.5% of revenues in fiscal 1996, before acquisition related charges. These year-to-year margin and expense increases were partially caused by the acquired businesses, as they are predominantly intellectual property businesses (software and assessment products) with higher gross margins and higher operating expenses, relative to the remainder of the Company. Nonetheless, overall operating margins increased to 10.6% of revenue in fiscal 1997 from 10.4% in fiscal 1996 and operating income in dollars increased 24.6% to $43.0 million. Income tax rates were consistent with the prior year before the effects of the special items described below. Income from continuing operations in fiscal 1997 totaled $25.2 million or $0.80 per diluted share outstanding. This compares to a fiscal 1996 pro forma income from continuing operations of $20.7 million and $0.67 per diluted share. In fiscal 1996, the reported net income of $1.59 included a significant one-time net gain on the disposition of the Company's Financial Systems business and a special charge related to the acquisition of Macro Educational Systems, Inc. (Macro). A reconciliation of diluted earnings per share follows:

                                         1997       1996       1995
                                        -----      -----      -----
Earnings per share, as reported         $ .80     $ 1.59      $ .71

Less gain on disposition
  and discontinued operations               -      (1.15)      (.18)
                                        -----      -----      -----
Continuing operations                     .80        .44        .53

Plus acquisition related charges            -        .23          -
                                        -----      -----      -----
Pro forma earnings per share            $ .80      $ .67      $ .53
                                        =====      =====      =====

During fiscal 1996, the Company sold its Financial Systems business. See Note 3 of Notes to Consolidated Financial Statements for further discussion on the sale, the gain on disposition and discontinued operations. The following discussion relates to continuing operations only.

REVENUES

Fiscal 1997 versus Fiscal 1996. Total revenues for fiscal 1997 were up 22.6% to $406.0 million from $331.2 million in fiscal 1996, with approximately half of the year-on-year revenue growth due to acquisitions. The exact annual growth in revenues attributable to acquisitions is impracticable to determine due to the total integration of many of these operations into existing Company operations, the elimination of duplicate or overlapping product lines, and the packaging of existing and acquired offerings into new offerings not previously possible.

By revenue category, fiscal 1997 compares to fiscal 1996 as follows:

     Information services           + 24.3%
     Product sales                  + 20.7%
     Maintenance and support        + 22.1%

The growth in information services came from several sources, both internal and acquired, but most significantly from the Company's international business, where acquisitions in Australia and Canada, as well as significant internal growth in Mexico, contributed approximately one-third of the total growth. Testing and assessment services and services related to the Company's education software also contributed significant year-on-year revenue growth. The growth in product sales, as well as the related support revenues, were due primarily to growth in licensing of the Company's enterprise software for schools, which realized 150% year-on-year growth. Products and technologies acquired during the past two years made large contributions to this growth. Sales of assessment instruments also contributed to the growth in product sales, as a result of the acquisition of the London House product line.

By market, the Company's revenues from the Education market grew approximately 29% in fiscal 1997, and account for over 70% of total revenue. Large Scale Data Management (non-education) grew just under 10% year-on-year.

Fiscal 1996 versus Fiscal 1995. Total revenues for fiscal 1996 were up 10.1% to $331.2 million from $300.9 million in fiscal 1995. By revenue category, fiscal 1996 compares to fiscal 1995 as follows:

     Information services           + 20.8%
     Product sales                  +  2.7%
     Maintenance and support        -  0.8%

The growth in information services revenues is predominantly the result of significantly higher volumes of educational assessment services and international service business. During fiscal 1996, the Company invested in two small international businesses, principally service in nature, and NCS was awarded a new long-term service contract in Mexico. These transactions fueled the Company's growth in the international service business. Overall, international revenues were up 42.1% from fiscal 1995. Product sales increases were essentially due to higher education administrative software and scannable forms revenues. These improvements, however, were somewhat offset by lower proprietary hardware revenues. Maintenance and support revenues were down 0.8% due to lower third-party hardware maintenance revenues, partially offset by higher software support revenues.

COST OF REVENUES AND GROSS PROFITS

Fiscal 1997 versus Fiscal 1996. The Company's overall gross margin as a percentage of revenue improved to 38.0% in fiscal 1997 compared to 35.9% in fiscal 1996. The most impactive factor in this fiscal 1997 improvement is the greater volumes and higher margins of education software products, and, to a lesser extent, the increase in sales and margins of assessment instruments. In both instances, the gross margin on incremental sales is quite favorable. Gross margins on information services also improved slightly in fiscal 1997 due to a number of contributing factors. Gross margins on maintenance and support declined slightly in fiscal 1997, due to a greater complement of software support, carrying a lower margin compared to hardware maintenance.

Fiscal 1996 versus Fiscal 1995. The Company's overall gross profit dollars increased $7.0 million or 6.3% with the largest increases being in state educational assessments, international services and education administrative software. As a percent of revenue, overall gross profit declined to 35.9% of total revenues from 37.1% in fiscal 1995, principally reflecting the Company's revenue growth in information services revenues. Gross profit changes by revenue category were largely offsetting, however the gross profit on information services revenues did decline due to lower first year margins on multi-year federal student financial aid contracts.


OPERATING EXPENSES

Fiscal 1997 versus  Fiscal 1996.  The overall  growth in  operating  expenses in fiscal 1997 over fiscal 1996 is heavily impacted by the Company's 1997 acquisitions. Beyond the increase in operating expenses due simply to added volume, these businesses by their nature (intellectual property licensing and sales, mainly software and assessment instruments) carry higher gross margins and higher operating expense percentages compared to the rest of the Company. Therefore, sales and marketing and general and administrative expenses increased not only in dollars, but as a percentage of revenues in fiscal 1997.

Research and development expenses declined nominally in 1997 as certain of the acquisitions offset the need for internal research and development spending and allowed faster time to market.

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

General and administrative expenses decreased by $.9 million or 2.7% in fiscal 1996 from the prior year. As a percent of revenues, these expenses declined by
1.3 percentage points, to 10.0% of total revenues. The decrease reflects specific emphasis on reducing general and administrative expenses, and is net of a $1.0 million increase in expenses to upgrade the Company's internal information systems.

IMPACT OF YEAR 2000

Some of the older software in use today was written using two digits rather than four to define the applicable year. As a result, those computer programs have date-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

The Company has substantially completed an assessment of both its product software and internal business systems and will have to modify or replace portions of that software so that it will function properly with respect to dates in the year 2000 and thereafter. The Company spent approximately $1.5 million in fiscal 1997 on assessment and modification of this software. It expects to spend approximately $11.5 million toward this end in fiscal 1998, which should allow the Company to complete the majority of the estimated effort. Approximately $4.0 million of this amount is incremental expenditure and the remainder represents the redirection of existing resources. The Company expects fiscal 1999 expenditures to be significantly reduced from that of fiscal 1998. All amounts are being expensed currently, and are included in the Company's future operating plans and expectations. The Company has also made, and will continue to make, significant capital investments in its internal administrative and service delivery systems and infrastructure (see Capital Resources and Liquidity below), though these investments are not driven principally by year 2000 considerations. The Company has also completed an assessment of its customers, suppliers and other vendor relationships to identify year 2000 exposures and will be working with these entities to mitigate or eliminate them.

The costs and timing of the project are based on management's best estimates, which were derived utilizing numerous assumptions of future events; as a result, there can be no guarantee that these estimates will be achieved. While the Company believes it can address the year 2000 issues under its control in time to prevent any material impact on its operations, there can be no guarantee that the Company's customers and suppliers can do likewise, which in turn could have an adverse impact on the Company. Contingency plans will be developed, where necessary, so that the Company's operations will not be materially affected by the year 2000.

OTHER SIGNIFICANT TRANSACTIONS

During fiscal 1996, in conjunction with the acquisition of Macro, NCS recorded one-time charges totaling $7.9 million, including $5.6 million of purchased research and development plus $2.3 million of acquisition related costs.

INTEREST EXPENSE

Interest expense decreased slightly in fiscal 1997 from fiscal 1996 due to slightly lower average borrowing levels.

Interest expense decreased by $1.6 million in fiscal 1996 from fiscal 1995, also the result of lower borrowing levels. See Capital Resources and Liquidity below for further discussion of cash flow and debt.

OTHER INCOME AND EXPENSE

Other income in fiscal 1997 decreased due to lower invested cash balances as $48.8 million was used to fund the aforementioned acquisitions.

Other income in fiscal 1996 includes interest income of $2.8 million principally from investment of the proceeds from the sale of the Company's Financial Systems business, and also from internally generated cash flows.

Other income and expense for 1995 included no large or unusual items.

INCOME TAXES

The effective income tax rate was 40.0%, 48.5% and 40.3% for fiscal 1997, 1996 and 1995, respectively. See Note 6 of Notes to Consolidated Financial Statements for a reconciliation to the statutory rate. The effective income tax rate for fiscal 1996 was higher than the statutory rate primarily as a result of the one time write-off of non-deductible purchased research and development.

CAPITAL RESOURCES AND LIQUIDITY

The Company began fiscal 1997 with $58.1 million of cash and cash equivalents, due largely to the 1996 divestiture of its Financial Systems business. During fiscal 1997, the Company further generated $49.5 million of cash from operating activities. Cash was used for acquisitions of $48.8 million, including $13.6 million to repurchase shares in the open market to offset shares issued to effect the acquisition of Virtual University Enterprises. Further, $25.2 million was used for property, plant and equipment acquisitions including a new Company-owned facility in Melbourne, Australia and the outfitting of new leased facilities in Cedar Rapids, Iowa and Lawrence, Kansas. Investments totaling $7.1 million were made in internal administrative and service delivery systems during fiscal 1997. Debt repayments were nominal and the Company paid its normal dividends of $5.5 million. At January 31, 1998 the Company had $23.3 million in cash and cash equivalents.

During fiscal 1996, NCS generated $38.5 million of cash from operating activities and $64.1 million, net, from the sale of its Financial Systems business. The Company invested $14.9 million in property, plant and equipment and $11.2  million  in  acquisitions  consisting  of Macro and three  additional smaller entities. The Company also repurchased 724,000 shares of Common Stock during fiscal 1996, using $8.1 million of cash. Other financing activities included the early repayment of the $15.0 million, 9.88% Secured Notes and $7.0 million of convertible debentures issued in connection with the Macro acquisition.

The Company had long-term debt balances, including current maturities, of $18.8 million, $20.1 million and $27.0 million at January 31, 1998, 1997, and 1996, respectively. The items causing the changes in debt balances are described above. At January 31, 1998, the Company's debt to total capital ratio was 8.9% compared to 10.6% a year earlier and 17.4% two years earlier. The Company believes that the current debt to total capital ratio is at a level which will allow the Company significant flexibility to fund future growth initiatives.

Accounts receivable, goodwill, accounts payable, accrued expenses and deferred income were impacted by the acquisitions made in 1997 and by the increased level of operations during the year.

Looking toward fiscal 1998, the Company maintains a $50.0 million revolving credit facility, all of which was available at January 31, 1998. The Company expects its cash flows from operations, the revolving credit facility and cash on hand to be adequate to meet foreseeable cash requirements, including internal growth and potential acquisitions.

NEW ACCOUNTING STANDARDS

Certain accounting standards have been issued which the Company is not yet required to adopt. See Notes to Consolidated Financial Statements for a discussion of the applicable standards.

The statements which are not historical or current facts or are "goals" or "expectations" contained in this annual report constitute `forward looking' statements, as defined in the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially. The cautionary statements filed by the Company as
Exhibit 99 to a filing made with the SEC on Form 10-K for the fiscal year ended January 31, 1998, are incorporated herein by reference and investors are specifically referred to such cautionary statements for a discussion of factors which could affect the Company's operations and forward-looking statements contained herein.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


January 31 (in thousands)                                   1998        1997
                                                         --------    --------
Assets

Current Assets
  Cash and cash equivalents                              $ 23,267    $ 58,079
  Receivables                                             101,334      79,056
  Inventories                                              16,239      18,176
  Prepaid expenses and other                                6,562       5,526
                                                         --------    --------
    Total Current Assets                                  147,402     160,837
                                                         --------    --------
Property, Plant and Equipment
  Land, buildings and improvements                         57,281      51,741
  Machinery and equipment                                 141,949     120,395
  Accumulated depreciation                               (105,206)    (92,722)
                                                         --------    --------
                                                           94,024      79,414
                                                         --------    --------
Intellectual Properties, net
  Acquired and internally developed software products      14,967      17,578
  Assessment instruments                                   10,317       2,340
                                                         --------    --------
                                                           25,284      19,918
                                                         --------    --------
Other Assets, net
  Goodwill                                                 45,634       7,556
  Other assets                                              3,070       6,195
                                                         --------    --------
                                                           48,704      13,751
                                                         --------    --------
     Total Assets                                        $315,414    $273,920
                                                         ========    ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

January 31 (in thousands)                                  1998        1997
                                                         --------    --------
Liabilities and Stockholders' Equity

Current Liabilities
  Current maturities of long-term debt                   $  6,448    $  3,819
  Accounts payable                                         26,767      20,886
  Accrued expenses                                         36,237      28,832
  Deferred income                                          29,026      23,079
  Income taxes                                              4,156       5,556
                                                         --------    --------
    Total Current Liabilities                             102,634      82,172
                                                         --------    --------

Long-Term Debt - less current maturities                   12,396      16,329

Deferred Income Taxes                                       6,390       5,385

Commitments and Contingencies                                   -           -

Stockholders' Equity
  Preferred stock                                               -           -
  Common stock - issued and outstanding -
    30,846 and 30,469 shares, respectively                    925         914
  Paid-in capital                                           4,518           -
  Retained earnings                                       192,005     173,107
  Deferred compensation                                    (3,454)     (3,987)
                                                         --------    --------
    Total Stockholders' Equity                            193,994     170,034
                                                         --------    --------
    Total Liabilities and Stockholders' Equity           $315,414    $273,920
                                                         ========    ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME



Fiscal Year (in thousands, except per share amounts)     1997       1996       1995
                                                       --------   --------   --------

Revenues
  Information services                                 $195,793   $157,511   $130,432
  Product sales                                         161,977    134,144    130,648
  Maintenance and support                                48,245     39,504     39,803
                                                       --------   --------   --------
    Total revenues                                      406,015    331,159    300,883

Costs of Revenues
  Cost of information services                          150,106    123,718    100,459
  Cost of product sales                                  67,950     62,075     61,233
  Cost of maintenance and support                        33,521     26,608     27,453
                                                       --------   --------   --------
    Gross profit                                        154,438    118,758    111,738

Operating Expenses
  Sales and marketing                                    56,675     41,258     38,544
  Research and development                                8,628      9,883      8,490
  General and administrative                             46,091     33,076     34,000
  Acquisition related charges:
    Purchased research and development                        -      5,637          -
    Other                                                     -      2,258          -
                                                       --------   --------   --------
Income from Operations                                   43,044     26,646     30,704
  Interest expense                                        1,353      1,677      3,276
  Other (income) expense, net                              (284)    (1,564)      (332)
                                                       --------   --------   --------
Income from Continuing Operations Before Income Taxes    41,975     26,533     27,760
  Income taxes                                           16,800     12,867     11,180
                                                       --------   --------   --------
Income from Continuing Operations                        25,175     13,666     16,580
  Income (loss) from discontinued operations,
    net of taxes of $(1,360) in 1996 and
    $3,570 in 1995                                            -     (2,229)     5,679
  Gain on disposition, net of taxes of $29,031 in 1996        -     38,143          -
                                                       --------   --------   --------
Net Income                                             $ 25,175   $ 49,580   $ 22,259
                                                       ========   ========   ========
Basic Earnings per share
  Continuing operations                                $    .83   $    .45   $    .54
  Discontinued operations                                     -      (0.07)       .19
  Gain on disposition                                         -       1.26          -
                                                       --------   --------   --------
Net Income per share                                   $    .83   $   1.64   $    .73
                                                       ========   ========   ========

Average Shares Outstanding                               30,391     30,257     30,565

Diluted Earnings per share
  Continuing operations                                $    .80   $    .44   $    .53
  Discontinued operations                                     -      (0.07)       .18
  Gain on disposition                                         -       1.22          -
                                                       --------   --------   --------
Net Income per share                                   $    .80   $   1.59   $    .71
                                                       ========   ========   ========

Average Shares Outstanding and
  Dilutive Potential Common Shares                       31,864     31,069     31,319


See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                              Common Stock
                                             ---------------  Paid-In   Retained    Deferred
(in thousands, except per share amounts)     Shares   Amount  Capital   Earnings  Compensation     Total
                                             ------   ------  -------   --------  ------------  -----------

Balance, January 31, 1995                    30,621   $ 919   $ 3,335   $114,546      $(5,677)    $113,123
  Shares issued for employee stock
    purchase and option plans                   413      12     2,440          -            -        2,452
  Repurchase of common stock                   (466)    (14)   (4,438)         -            -       (4,452)
  Restricted stock awards                       161       5     1,574          -       (1,579)           -
  Shares issued for business acquisition          -       -        55          -            -           55
  ESOP debt payment                               -       -         -          -        1,000        1,000
  Restricted stock compensation accrual           -       -         -          -          559          559
  Net income                                      -       -         -     22,259            -       22,259
  Cash dividends paid - $.18 per share            -       -         -     (5,570)           -       (5,570)
  Foreign currency translation adjustment         -       -         -     (1,228)           -       (1,228)
                                             ------   -----   -------   --------      -------     --------
Balance, January 31, 1996                    30,729     922     2,966    130,007       (5,697)     128,198
  Shares issued for employee stock
    purchase and option plans                   490      15     3,475          -            -        3,490
  Repurchase of common stock                   (724)    (22)   (6,860)    (1,194)           -       (8,076)
  Restricted stock awards (forfeitures), net    (26)     (1)       25          -          (24)           -
  ESOP debt payment                               -       -         -          -        1,000        1,000
  Restricted stock compensation accrual           -       -       394          -          734        1,128
  Net income                                      -       -         -     49,580            -       49,580
  Cash dividends paid - $.18 per share            -       -         -     (5,521)           -       (5,521)
  Foreign currency translation adjustment         -       -         -        235            -          235
                                             ------   -----   -------   --------      -------     --------
Balance, January 31, 1997                    30,469     914         -    173,107       (3,987)     170,034
 Shares issued for employee stock
    purchase and option plans                   283       8     1,725          -            -        1,733
  Repurchase of common stock                 (1,082)    (32)  (13,467)         -            -      (13,499)
  Restricted stock awards                        91       3     1,758          -       (1,761)           -
  Shares issued for business acquisition      1,085      32    13,534          -            -       13,566
  ESOP debt payment                               -       -         -          -        1,000        1,000
  Restricted stock compensation accrual           -       -         -          -        1,294        1,294
  Net income                                      -       -         -     25,175            -       25,175
  Cash dividends paid - $.18 per share            -       -         -     (5,512)           -       (5,512)
  Foreign currency translation adjustment
    and other                                    -       -       968       (765)           -          203
                                             ------   -----   -------   --------      -------     --------
Balance, January 31, 1998                    30,846   $ 925   $ 4,518   $192,005      $(3,454)    $193,994
                                             ======   =====   =======   ========      =======     ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS



Fiscal Year (in thousands)                                 1997       1996       1995
                                                         -------    -------    -------
Operating Activities
  Net income                                             $25,175    $49,580    $22,259
  Less - gain on disposition                                   -    (38,143)         -
  Adjustments to reconcile to net cash
    provided by operating activities:
      Depreciation                                        16,825     15,620     15,643
      Amortization                                        13,291      9,647     11,791
      Deferred income taxes and other                       (661)    (2,053)     3,747
      Non-cash charges                                         -      6,637          -
      Changes in operating assets and liabilities
         (net of acquired amounts):
         Accounts receivable                             (15,361)    (4,318)    (2,133)
         Inventory and other current assets                1,712      2,495        542
         Accounts payable and accrued expenses             8,087     (3,856)       272
         Deferred income                                     424      2,912       (190)
                                                         -------    -------    -------
       Net Cash Provided By Operating Activities          49,492     38,521     51,931
                                                         -------    -------    -------
Investing Activities
  Acquisitions, net of cash acquired                     (35,216)   (11,192)         -
  Purchases of property, plant and equipment             (25,174)   (14,909)   (14,091)
  Purchases of business systems                           (7,108)    (1,048)    (1,897)
  Capitalized software products                                -     (1,553)    (4,826)
  Net proceeds from disposition                                -     64,071          -
  Other - net                                              1,148      3,296      1,342
                                                         -------    -------    -------
       Net Cash Provided By (Used In)
         Investing Activities                            (66,350)    38,665    (19,472)
                                                         -------    -------    -------
Financing Activities
  Decrease in revolving credit borrowing                       -          -    (13,065)
  Repayment of secured notes                                   -    (15,000)         -
  Net increase (decrease) in other borrowings               (676)       846     (7,920)
  Repurchase of common stock, net                        (11,766)    (4,586)    (1,945)
  Dividends paid                                          (5,512)    (5,521)    (5,570)
                                                         -------    -------    -------
       Net Cash Used In Financing Activities             (17,954)   (24,261)   (28,500)
                                                         -------    -------    -------

Increase (Decrease) In Cash and Cash Equivalents         (34,812)    52,925      3,959
Cash and Cash Equivalents  - Beginning of Year            58,079      5,154      1,195
                                                         -------    -------    -------
Cash and Cash Equivalents - End of Year                  $23,267    $58,079    $ 5,154
                                                         =======    =======    =======

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

NOTE 1 - ACCOUNTING POLICIES

The fiscal years referenced herein are as follows:
         Fiscal Year           Year Ended
         -----------           ----------
             1997           January 31, 1998
             1996           January 31, 1997
             1995           January 31, 1996

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions between consolidated entities have been eliminated. Certain reclassifications have been made to prior year presentations to conform to current year presentation.

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

INVENTORIES: Inventories are stated at the lower of first-in, first-out cost or market. Components of inventory as of January 31, are summarized as follows:

                                             1998       1997
----------------------------------------------------------------
Finished goods                             $ 5,166    $ 4,765
Scoring services and work in process         8,218      9,221
Raw materials and purchased parts            2,855      4,190
----------------------------------------------------------------
                                           $16,239    $18,176
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

                                        Internally   Accumulated
                             Acquired    Developed   Amortization   Total
----------------------------------------------------------------------------
Balance, January 31, 1995     $10,475     $18,520     $(11,580)    $17,415
Additions                           -         320            -         320
Product Discontinuation          (151)       (308)         459           -
Amortization                        -           -       (6,068)     (6,068)
----------------------------------------------------------------------------
Balance, January 31, 1996      10,324      18,532      (17,189)     11,667
Additions                      13,000           -            -      13,000
Write-downs and dispositions        -      (6,539)       4,517      (2,022)
Amortization                        -           -       (5,067)     (5,067)
----------------------------------------------------------------------------
Balance, January 31, 1997      23,324      11,993      (17,739)     17,578
Additions                       1,010           -           -        1,010
Amortization                        -           -       (3,621)     (3,621)
----------------------------------------------------------------------------
Balance, January 31, 1998      24,334      11,993
Accumulated Amortization      (10,768)    (10,592)    $(21,360)
----------------------------------------------------------------------------
Net Balance, January 31, 1998 $13,566     $ 1,401                  $14,967
============================================================================

ASSESSMENT INSTRUMENTS: These amounts originate from the allocation of purchase prices of acquired companies and direct acquisition of assessment instruments. These products gain prominence over time and generally have relatively long market lives once established. Products in this category are assigned amortizable lives of ten years or less. Expected revenues and amortizable lives are subject to revision and balances are periodically evaluated for possible impairment. Accumulated amortization at January 31, 1998 and 1997 was $3,849 and $2,754, respectively.

GOODWILL: Goodwill arising from business acquisitions is amortized on a straight-line basis over periods ranging from five to twenty years, generally ten years. Amortization expense was $3,047, $703 and $624 in fiscal 1997, 1996 and 1995, respectively. Accumulated amortization was $7,130 and $3,843 as of January 31, 1998 and 1997, respectively. The Company periodically evaluates its goodwill for impairment by comparison of the carrying value against anticipated business performance.



ACCRUED EXPENSES: Major components of accrued expenses consisted of the following as of January 31:

                               1998      1997
------------------------------------------------
Employee compensation        $17,604   $13,376
Taxes other than income        3,558     2,875
Royalties                      2,630     2,065
Other                         12,445    10,516
------------------------------------------------
                             $36,237   $28,832
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

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which requires that each element of a software licensing arrangement be separately identified and accounted for based on the relative fair values of each element. The SOP is effective for transactions that the Company will enter into beginning February 1, 1998 and, based upon current revenue recognition policies, management believes that the effect of the adoption will not be material.

PER SHARE DATA: In 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings per Share. SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS 128 requirements.

The following table is a reconciliation of the earnings numerator and the weighted-average shares denominator used in the calculations of basic and diluted earnings per share for the last three fiscal years:

                                                      1997      1996      1995
                                                    -------   --------  -------
Earnings:
  Income from Continuing Operations -
    Basic earnings per share                        $25,175   $13,666   $16,580

  Adjustments for dilutive securities:
    Interest expense on convertible debentures,
      net of tax                                        256         7         -
                                                    -------   -------   -------
    Adjusted income for diluted earnings per share  $25,431   $13,673   $16,580
                                                    =======   =======   =======


Weighted Average Shares:
  Basic weighted-average shares                      30,391    30,257    30,565

  Adjustments for dilutive securities:
    Employee stock options, net of tax proceeds         620       402       382
    Contingent stock awards, net of tax proceeds        270       394       372
    Convertible debentures                              583        16         -
                                                    -------   -------   -------
  Dilutive potential common shares                    1,473       812       754
                                                    -------   -------   -------
    Diluted weighted-average shares                  31,864    31,069    31,319
                                                    =======   =======   =======

Basic earnings per share                            $  0.83   $  0.45   $  0.54
                                                    =======   =======   =======

Diluted earnings per share                          $  0.80   $  0.44   $  0.53
                                                    =======   =======   =======

IMPAIRMENT OF LONG-LIVED ASSETS: The Company evaluates its long-lived assets for impairment losses when indicators of impairment are present by comparing the undiscounted cash flows to the assets' carrying amount. An impairment loss is recorded if necessary.

STOCK-BASED COMPENSATION: In October, 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. The statement requires adoption of the new standard or footnote disclosure for all transactions entered into during the fiscal year ending January 31, 1996 and thereafter. As permitted by the statement, the Company has elected to continue to account for stock options and awards to employees under the provisions of Accounting Principles Board (APB) Opinion No. 25 and disclose the impact of SFAS No. 123, as if adopted, in Note 7.

SEGMENT DISCLOSURES: In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which requires disclosure of certain information of a company's internal operating segments. This Statement is effective for the Company's fiscal 1998 yearend, and will have no effect on its basic financial statements, but will require additional disclosures.

COMMON STOCK SPLIT: On March 3, 1998, the Board of Directors declared a two-for-one stock split of the Company's Common Stock. The stock split is in the form of a 100 percent stock dividend payable March 26, 1998 to shareholders of record on March 16, 1998. The number of shares issued and outstanding at January 31, 1998, after giving retroactive effect to the split was 30,846,000. All share and per share information, including stock option, stock purchase and stock ownership plan information, has been restated for all years presented to reflect the split.

NOTE 2 - ACQUISITIONS

During fiscal 1997, the Company made several individually small acquisitions. In April 1997, the Company acquired all of the common and preferred stock of Virtual University Enterprises (VUE), an electronic course registration and training administration company. The purchase price was approximately $14.6 million and consisted of stock of the Company (1,085,264 shares at $12.50 per share) and cash. In accordance with SFAS No. 109, Accounting for Income Taxes, the purchase price has been adjusted by $1.7 million to reflect deferred taxes on the intangible assets, whose amortization will be nondeductible. The excess purchase price, as adjusted for deferred taxes, over book value of the net assets acquired was $16.4 million, of all of which was allocated to goodwill and is being amortized over 20 years.

In July 1997, the Company acquired the assets of two businesses from The McGraw-Hill Companies for $29.5 million in cash. The acquisition included London House, a pre-employment assessment business, and McGraw Hill School Systems, a school administrative software business. The purchase price was allocated primarily to goodwill, $20.4 million, and assessment instruments, $9.1 million, which are being amortized over 10 years.

The Company made two additional acquisitions in fiscal 1997 whose acquisition prices totaled $5.0 million, of which $4.2 million was allocated to goodwill.

All of the fiscal 1997 acquisitions described above were accounted for as purchases and, accordingly, operating results of these businesses subsequent to the date of acquisition were included in the Company's consolidated financial statements.

The following is a summary of pro forma operating results as if the acquisitions had taken place at the beginning of fiscal 1996:

Fiscal Year (unaudited)                    1997           1996
                                         --------       --------
Total revenues                           $420,843       $384,923
Income from continuing operations
  before income taxes                      39,497         18,158
Income from continuing operations          23,698          8,641
  Basic earnings per share               $   0.78       $   0.29
  Diluted earnings per share             $   0.75       $   0.28

The pro forma information is provided for informational purposes only. It is based on historical information and does not purport to be indicative of the results that would have occurred had the acquisitions been made at the beginning of fiscal 1996,or of future results, as significant changes to their operations, products and cost and expense structures have taken place since acquisition.

On January 21,  1997,  the  Company  acquired  all of the common  stock of Macro
Educational Systems, Inc. (Macro), a California-based developer of administrative software for the K-12 educational market, for approximately $13.9 million, through the issuance of $7.0 million of convertible debentures and cash. Additional payments up to $6.0 million may be earned between 1998 and 2001, subject to achieving certain earnings levels.

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

NOTE 3 - DISCONTINUED OPERATIONS

The Company sold its Financial Systems segment on July 10, 1996 to SunGard Data Systems, Inc. for $95.0 million in cash. The gain on the sale, recorded in the second quarter 1996, was $38.1 million net of tax. The results of the Financial Systems segment up to disposition have been classified as discontinued operations in the accompanying financial statements. The segment's 1996 revenues through the date of sale were $17.1 million and revenues for fiscal 1995 were $58.1 million.

NOTE 4 - LEASES

The Company leases office facilities under noncancelable operating leases which expire in various years through 2003. Rental expense for all operating leases was $9,167 in fiscal 1997, $8,544 in fiscal 1996, and $7,987 in fiscal 1995.
Future minimum rental expense as of January 31, 1998, for noncancelable operating leases with initial or remaining terms in excess of one year is $17,262 and is payable as follows: fiscal 1998 - $5,979; fiscal 1999 - $4,327; fiscal 2000 - $3,315; fiscal 2001 - $2,530; fiscal 2002 - $1,040 and $71 beyond.

In August 1997, the Company entered into a five-year operating lease agreement for a facility in Cedar Rapids, Iowa. The total cost of the assets covered by the lease as of January 31, 1998 was $11,751. The lease provides for a substantial residual value guarantee by the Company at the end of the initial term and includes purchase and renewal options at fair market values. The amounts of future minimum operating lease payments listed above excludes any payment related to the residual value guarantee which is due upon termination of the lease. The Company has the right to exercise a purchase option with respect to the leased building or the building can be sold to a third party. The Company expects the fair market value of the building, subject to the purchase option or sale to a third party, to substantially reduce or eliminate the Company's payment under the residual value guarantee. The Company is obligated to pay the difference between the maximum amount of the residual value guarantee and the fair market value of the building at the termination of the lease. At January 31, 1998 the maximum amount of the residual value guarantee relative to the assets under lease at January 31, 1998 is approximately $9,871.

NOTE 5 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt at January 31, consisted of the following:




                                1998       1997
--------------------------------------------------
Revolving credit borrowing    $     -    $     -
Convertible debentures          7,000      7,000
Unsecured note                  5,228      6,535
ESOP borrowing                  2,000      3,000
Other borrowings,
  principally foreign           4,616      3,613
--------------------------------------------------
                               18,844     20,148
Less current maturities        (6,448)    (3,819)
--------------------------------------------------
Long-term debt                $12,396    $16,329
==================================================

Revolving Credit Borrowings: The Company has a $50,000 unsecured revolving credit facility that terminates November 1, 2002. Interest on debt outstanding under this facility is computed, at the Company's discretion, based on the prime rate or the London Interbank Offered Rate (LIBOR). The Company pays a fee at an annual rate of .15% on the facility amount. The credit facility contains covenants with which the Company is in compliance.

Convertible Debentures: In January 1997, the Company issued $7,000 of Convertible Debentures as partial consideration for the stock purchase of Macro, see Note 2. These debentures are due in five equal annual installments, with the first installment due on February 21, 1998. These debentures carry an interest rate of 6.1%, and are convertible into common stock at $12.00 per share.

Unsecured Note: This unsecured term note is due in April 2001. The note has annual principal payments of $1,307, and bears interest at .95% over LIBOR.

ESOP Borrowing: The ESOP loan, secured by unallocated shares of Common Stock and guaranteed by the Company, is due in May 1999. The loan has annual payments of $1,000, with an interest rate of .75% over LIBOR.

Scheduled Maturities: The aggregate principal amounts of long-term debt scheduled for repayment in each of the five fiscal years 1998 through 2002 are $6,448, $4,611, $2,991, $2,789, and $0, respectively, with $2,005 due thereafter. In each fiscal year, interest paid approximates interest expense.

NOTE 6 - INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows:



                              Current
                       -----------------------
Fiscal Year            Federal  State  Foreign  Deferred  Total
-----------------------------------------------------------------
1997                   $14,540  $2,806  $1,300  $(1,846) $16,800
1996                    16,197   1,320     864   (5,514)  12,867
1995                    10,079   1,465      70     (434)  11,180
-----------------------------------------------------------------

The provision for income taxes from discontinued operations is $27,671 and $3,570 in fiscal years 1996 and 1995, respectively.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 31, are as follows:

                                          1998       1997
                                         ------     ------
Deferred tax assets:
  Reserves for uncollectibles            $2,561     $2,801
  Foreign operating loss carryforwards    2,826      2,778
  Accrued vacation pay                    1,792      1,511
  Rotable service parts amortization        980      1,260
  Intangible amortization                 1,453      1,198
  Deferred expenses                         783        689
  Other                                     602      1,431
  Valuation allowance                    (2,826)    (2,778)
------------------------------------------------------------
  Total deferred tax assets               8,171      8,890
------------------------------------------------------------
Deferred tax liabilities:
  Acquired intangible amortization        7,688      6,592
  Accelerated depreciation                4,542      5,197
  Net capitalized software                1,921      1,929
  Other                                     410        557
------------------------------------------------------------
  Total deferred tax liabilities         14,561     14,275
------------------------------------------------------------
  Net deferred tax liabilities          $ 6,390    $ 5,385
============================================================

A reconciliation of the Company's statutory and effective tax rate from continuing operations is presented below:

                                     1997      1996      1995
                                    ------    ------    ------
Statutory rate                       35.0%     35.0%     35.0%
State income taxes, net of
  federal benefit                     4.4       3.2       3.1
Intangible amortization               1.0       1.7       1.0
Foreign sales corporation            (0.2)     (0.5)     (0.1)
Research and development credits     (0.1)     (0.6)     (0.3)
Affordable housing credit            (0.6)     (1.0)     (1.0)
Foreign operating losses              1.1       3.2       3.2
Purchased research and development      -       7.4         -
Other                                (0.6)      0.1      (0.6)
---------------------------------------------------------------
Effective rate                       40.0%    48.5%     40.3%
===============================================================

The Company made income tax payments of $18,991, $47,693 and $10,335 in the fiscal years 1997, 1996, and 1995, respectively.

NOTE 7 - STOCKHOLDERS' EQUITY

The Company has 10,000,000 shares of $.01 par value Preferred Stock authorized and issuable in one or more series as the Board of Directors may determine; none is outstanding. 100,000,000 shares of $.03 par value Common Stock are authorized (post-split). There are no restrictions on retained earnings.

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company continues to elect to utilize APB Opinion No. 25 and related interpretations in accounting for its stock option plans, restricted stock plans and its employee stock purchase plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted, restricted shares awarded and shares sold pursuant to the purchase plan as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below for the fiscal years 1997, 1996 and 1995:

                                           1997      1996      1995
                                         -------   -------    ------
      Net income - as reported           $25,175   $49,580     $22,259
      Net income - pro forma              23,988    49,069      21,925
      Earnings per share - as reported:
         Basic                           $  0.83   $  1.64     $  0.73
         Diluted                            0.80      1.59        0.71
      Earnings per share - pro forma:
         Basic                           $  0.79   $  1.62     $  0.72
         Diluted                            0.76      1.58        0.70


SFAS No. 123 is applicable only to options granted after December 31, 1994; as a result, its pro forma effect will not be fully impacted until these options become fully exercisable. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for the fiscal years shown:

                                           1997       1996       1995
                                          ------     ------     ------

      Expected dividend yield               .58%       .78%       .78%
      Expected stock price volatility        30%        45%        45%
      Risk-free interest rate              6.23%      6.18%      6.18%
      Expected life of options           5 years    5 years    5 years

The weighted-average fair value of the options granted during fiscal years 1997, 1996 and 1995 were $4.40, $5.16 and $4.20, respectively.

The Company has five Employee  Stock Option Plans (1984,  1986,  1990,  1995 and
1997). Options to purchase Common Stock of the Company are granted to employees at 100% of fair market value on the date of grant and are exercisable over a 60 or 63 month period. Shares available for grant under the Plans totaled 669,700, 454,000 and 760,500 at January 31, 1998, 1997 and 1996, respectively.

Outstanding options under all plans, including non-qualified options discussed below, are summarized as follows:

                                    Weighted
                                  Average Price
                                      Shares       Per Share
                                     -------     -------------
    Balance, January 31, 1995       1,895,000       $ 6.85
      Granted                         459,500         9.26
      Cancelled                      (131,900)        7.57
      Exercised                      (328,700)        5.62
                                    ---------        -----
    Balance, January 31, 1996       1,893,900         7.60
      Granted                         451,700        11.37
      Cancelled                      (188,900)        8.27
      Exercised                      (462,580)        7.43
                                    ---------        -----
    Balance, January 31, 1997       1,694,120         8.57
      Granted                         862,148        13.13
      Cancelled                       (92,908)        9.51
      Exercised                      (309,246)        7.57
                                    ---------       ------
    Balance, January 31, 1998       2,154,114       $10.50
                                    =========       ======

Options for 679,182; 627,140 and 746,500 shares were exercisable at January 31, 1998, 1997 and 1996, with weighted average exercise prices of $8.07, $7.43 and $7.24, respectively. Exercise prices for options outstanding as of January 31, 1998 are summarized as follows:

                            Options Outstanding               Options Exercisable
                  ----------------------------------------- ------------------------
                              Weighted         Weighted                    Weighted
                               Average    Average Remaining                 Average
   Range of          Number   Exercise       Contractual       Number      Exercise
Exercise Prices    of Shares    Price            Life         of Shares      Price
---------------    ---------  ---------   -----------------  ----------    ---------

$ 4.02 - 8.00      647,334     $ 6.72        1.7 years        437,828      $ 6.78
  8.38 -12.00      664,580      10.44        3.4 years        198,654       10.14
 12.25 -18.75      842,200      13.52        5.1 years         42,700       12.99
                 ---------     ------                         -------      ------
                 2,154,114     $10.50                         679,182      $ 8.07
                 =========     ======                         =======      ======

The Company has two Long-Term Incentive Plans (L-TIP) approved by the shareholders, (1990 and 1997). During fiscal 1990, pursuant to the 1990 L-TIP, 342,800 shares were issued to participants on a restricted basis. At January 31, 1998, 30,690 shares remained restricted, 83,210 shares distributed and the balance having been forfeited. The shares distributed and the remaining restricted shares which vest on January 31, 1999, contingent on continued employment, were earned by participants during fiscal 1996.

During fiscal 1995 and 1996, pursuant to the 1990 L-TIP, 199,800 shares were issued to participants on a restricted basis; 129,828 shares have been earned and distributed with the balance having been forfeited.

During fiscal 1997, pursuant to the 1990 L-TIP, 150,000 shares were issued on a restricted basis. At January 31, 1998, 93,750 shares remain restricted with the balance having been earned and distributed. The restricted shares are earned upon attainment of specified Common Stock market prices and are contingent on continued employment.

During fiscal 1997, pursuant to the 1997 L-TIP, non-qualified options to purchase 336,000 shares of Common Stock of the Company were granted to participants at 100% of fair market value on date of grant and are exercisable over 67 to 72 month periods. Vesting can be accelerated to January 31, 2000 on achievement of specified cumulative earnings per share amounts during the three fiscal years then ended. At January 31, 1998, there were 336,000 options shares outstanding at a weighted average exercise price per share of $12.54.

The Company has an Employee Stock Purchase Plan. There were 57,784 shares available for purchase under the Plan at January 31, 1998.

NOTE 8 - EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS PLAN: The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are discretionary. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $2,195, $1,638 and $1,900 in fiscal years 1997, 1996 and 1995, respectively.

EMPLOYEE STOCK  OWNERSHIP PLAN: The Company has an Employee Stock Ownership Plan
(ESOP) covering substantially all employees. Benefits, to the extent vested, become available upon retirement or termination of employment. During 1989, the ESOP Trust borrowed $10,000 to purchase 1,584,000 shares of Common Stock. Each year, the Company makes contributions to the ESOP which are charged to compensation expense, and used by the ESOP Trust to make loan interest and principal payments. With each principal payment, a portion of the Common Stock is allocated to participating employees. In fiscal 1997, the Company's contribution to the Plan was $1,000 plus interest of $61, which is net of dividends on unallocated shares of $87. The Company's contribution to the Plan was $1,000 in fiscal 1996 and fiscal 1995, and interest, which was totally offset by dividends on unallocated shares, was $77 in fiscal 1996 and $63 in fiscal 1995. There were 316,800 and 475,200 unallocated shares at January 31, 1998 and 1997, respectively.

The ESOP Trust borrowing, which is guaranteed by the Company, is reflected in long-term debt, and the Company's obligation to make future contributions to the ESOP for debt repayment is reflected as a reduction of Stockholders' Equity in the consolidated financial statements.

NOTE 9 - CONTINGENCY

Certain claims asserted against the Company by a former customer and discussed in prior years were reduced to a formal complaint served on the Company on April 30, 1997. The lawsuit alleges certain claims against the Company in connection with three loan processing and servicing agreements; the claims are for expenses, an undisclosed amount of lost profits and damages associated with loan defaults. The Company has tendered the defense of this claim to its insurer, and the insurer accepted the defense subject to a reservation of rights. The Company has filed an answer to the complaint denying the claims and the Company will vigorously defend this litigation. In addition, the Company has filed a counterclaim against the former customer and its' corporate affiliate seeking compensatory damages in an amount to be determined at trial. The Company does not believe the outcome of this litigation would result in a material adverse effect on the Company's financial position or results of operations.

NOTE 10 - BUSINESS SEGMENT INFORMATION

The Company operates in a single business segment, providing software, services and systems for the collection, management and interpretation of data. The Company markets these products and services to the education, commercial and government markets, through its various units.

The Company's foreign operations and export sales are individually less than 10% of total revenues. Sales to all government agencies for the fiscal years ended January 31, 1998, 1997 and 1996 were $185,186, $180,993 and $148,313 of which
$63,005, $62,278, and $42,664, respectively, were to U.S. government agencies, principally the U.S. Department of Education, with the remainder to state and local government agencies, predominantly school districts and state departments of education. The Company considers its credit risk in trade receivables to be minimal with regard to the governmental customers described above. With regard to the Company's non-governmental customers, credit investigations are performed to minimize credit losses, which historically have been insignificant.


REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of National Computer Systems, Inc. and subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Computer Systems, Inc. and subsidiaries at January 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



                              /s/ERNST & YOUNG LLP

Minneapolis, Minnesota
March 2, 1998