Form 10-K, Exhibit 13
period 1999-01-31
NATIONAL COMPUTER SYSTEMS INC
filed 1999-04-27
CIK 69999

EXHIBIT 13

FIVE YEAR FINANCIAL DATA
(Dollars in thousands, except per share amounts)

                                                          YEAR ENDED JANUARY 31,
                                        -----------------------------------------------------------
                                           1999        1998       1997(2)       1996        1995(3)
                                        --------    --------     --------     --------     --------

Financial Results
  Revenues                              $505,372     $406,015    $331,159     $300,883     $284,874
  Income from operations                  55,271       43,044      26,646       30,704       20,323
  Income from continuing operations
    before income taxes                   54,111       41,975      26,533       27,760       16,119
  Income from continuing operations       32,511       25,175      13,666       16,580       11,281
  Discontinued operations, net of taxes        -            -      (2,229)       5,679        2,117
  Gain on disposition, net of taxes            -            -      38,143            -            -
  Net income (loss)                       32,511       25,175      49,580       22,259       13,398
  Net income per share from continuing
    operations(1)
      Basic earnings per share          $   1.05     $   0.83    $   0.45     $   0.54     $   0.38
      Diluted earnings per share        $   1.00     $   0.80    $   0.44     $   0.53     $   0.37
  Dividends paid per share              $   0.20     $   0.18    $   0.18     $   0.18     $   0.18

Financial Position
  Total assets                           362,471      315,414     273,920      219,724      209,375
  Long-term debt, including
    current maturities                     9,355       18,844      20,148       27,008       49,864
  Stockholders' equity                   226,866      193,994     170,034      128,198      113,123


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


                                               Three Months Ended
                               ----------------------------------------------
                               April 30    July 31    October 31   January 31
                               --------    -------    ----------   ----------
Year Ended January 31, 1999
  Revenues                     $97,915    $128,128     $135,408     $143,921
  Gross profit                  37,522      51,276       47,375       54,241
  Net income                     5,095       9,742        7,758        9,916
  Basic earnings per share     $  0.17    $   0.31     $   0.25     $   0.32
  Diluted earnings per share   $  0.16    $   0.30     $   0.24     $   0.30

Year Ended January 31, 1998
  Revenues                     $78,971    $ 96,029     $115,387     $115,628
  Gross profit                  30,811      38,067       40,743       44,817
  Net income                     4,048       7,011        6,026        8,090
  Basic earnings per share     $  0.13    $   0.23     $   0.20     $   0.27
  Diluted earnings per share   $  0.13    $   0.22     $   0.19     $   0.26

STOCK EXCHANGE LISTING

Common Stock of National Computer Systems, Inc. trades on The Nasdaq Stock Market(R) under the symbol "NLCS".

QUARTERLY MARKET DATA

NCS had 2,128 and 1,957 Common Stockholders of record as of January 31, 1999 and 1998, respectively.


                                            Fiscal 1998
                              -----------------------------------------
                                         Three Months Ended
                              -----------------------------------------
Year Ended January 31, 1999   April 30  July 31  October 31  January 31
---------------------------   --------  -------  ----------  ----------
  High                        $25.25     $27.00    $31.38      $38.25
  Low                          16.88      20.00     20.50       28.13
  Close                        25.00      22.25     28.00       38.25
  Dividends per share         $ 0.05     $ 0.05    $ 0.05      $ 0.05



                                            Fiscal 1997
                              -----------------------------------------
                                         Three Months Ended
                              -----------------------------------------
Year Ended January 31, 1998   April 30  July 31  October 31  January 31
---------------------------   --------  -------  ----------  ----------
  High                        $13.37     $14.75    $19.75      $19.50
  Low                          11.37      12.50     13.75       15.50
  Close                        12.56      13.75     19.00       17.12
  Dividends per share         $0.045     $0.045    $0.045      $0.045

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
         -----------           ----------
             1998           January 31, 1999
             1997           January 31, 1998
             1996           January 31, 1997

Income and Expense Items as a Percentage of Revenues

Fiscal Year                            1998    1997    1996
------------------------------------------------------------
Revenues
  Information services                 53.9%   48.2%   47.6%
  Product sales                        35.7    39.9    40.5
  Maintenance and support              10.4    11.9    11.9
------------------------------------------------------------
    Total revenues                    100.0   100.0   100.0
Costs of Revenues (1)
  Cost of information services         76.1    76.7    78.5
  Cost of product sales                40.8    42.0    46.3
  Cost of maintenance and support      65.0    69.5    67.4
------------------------------------------------------------
    Total gross profit                 37.7    38.0    35.9
Operating Expenses
  Sales and marketing                  12.8    14.0    12.5
  Research and development              2.5     2.1     3.0
  General and administrative           11.5    11.3    10.0
  Acquisition related charges             -       -     2.4
------------------------------------------------------------
Income from operations                 10.9    10.6     8.0
Income from continuing operations
  before income taxes                  10.7    10.3     8.0
Income from continuing operations       6.4%    6.2%    4.1%
============================================================
(1)      As a percentage of the respective revenue caption.


National Computer Systems, Inc. (the Company or NCS) is an information services company, providing software, services and systems for the collection, management and interpretation of data. The Company markets these products and services predominantly to the education market, but also provides large scale data collection and management services and products to business, government and other markets.

RECAP OF 1998 RESULTS

Total revenues increased 24.5% in fiscal 1998 to $505.4 million compared to last year's $406.0 million. The Company's overall gross margin on revenues increased $36.0 million. Total gross margin as a percentage of revenues declined to 37.7% in fiscal 1998 from 38.0% in fiscal 1997, due to the product mix of revenues although gross margins in each of the three primary revenue lines improved. Operating expenses decreased to 26.7% of revenues in fiscal 1998, compared to 27.4% of revenues in fiscal 1997. Overall operating margins increased to 10.9% of revenue in fiscal 1998 from 10.6% in fiscal 1997 and operating income in dollars increased 28.4% to $55.3 million. Income tax rates were consistent with the prior year. Net income in fiscal 1998 totaled $32.5 million or $1.00 per diluted share outstanding. This compares to the fiscal 1997 net income of $25.2 million and $0.80 per diluted share. In fiscal 1996, the reported net income of $1.59 per share included a significant one-time net gain on the disposition of the Company's Financial Systems business and special charges related to the acquisition of Macro Educational Systems, Inc. (Macro). A reconciliation of diluted earnings per share follows:

                                         1998       1997       1996
                                        -----      -----      -----
Earnings per share, as reported         $1.00      $ .80     $ 1.59

Less gain on disposition
  and discontinued operations               -          -      (1.15)
                                        -----      -----      -----
Continuing operations                    1.00        .80        .44

Plus acquisition related charges            -          -        .23
                                        -----      -----      -----
Pro forma earnings per share            $1.00      $ .80      $ .67
                                        =====      =====      =====

During fiscal 1996, the Company sold its Financial Systems business. See Note 3 of Notes to Consolidated Financial Statements for further discussion on the sale, the gain on disposition and discontinued operations. The following discussion relates to continuing operations only.

REVENUES

Fiscal 1998 versus Fiscal 1997. Total revenues for fiscal 1998 were up 24.5% to $505.4 million from $406.0 million in fiscal 1997.

By revenue category, fiscal 1998 compares to fiscal 1997 as follows:

     Information services           + 39.1%
     Product sales                  + 11.5%
     Maintenance and support        +  8.8%

Three-fourths of the $99.4 million of overall revenue increases in fiscal 1998 was attributed to growth in information services, which grew 39.1% year on year. The information services growth came from several sources, but approximately half was attributable to assessment and testing services, which achieved over $16 million of growth through one new state assessment program. Government and commercial outsourcing and professional services related to education software also contributed to information services growth.

Fiscal 1998 increases in product sales came principally from education software licensing and related network hardware. Increased maintenance and support revenue were the result of increased support revenues related to education software. By major market, for fiscal 1998, revenues grew 28.8% from the education market and 12.2% from the large scale data management (non-education) market. For fiscal 1998 the education market accounted for 75% of total NCS revenues. Less than 2% of the Company's overall revenue growth in fiscal 1998 came from acquisitions.

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

By revenue category, fiscal 1997 compares to fiscal 1996 as follows:

     Information services           + 24.3%
     Product sales                  + 20.7%
     Maintenance and support        + 22.1%

The growth in information services came from several sources, both internal and acquired, but most significantly from the Company's international business, where acquisitions in Australia and Canada, as well as significant internal growth in Mexico, contributed approximately one-third of the total growth. Testing and assessment services and services related to the Company's education software also contributed significant year-on-year revenue growth. The growth in product sales, as well as the related maintenance and support revenues, were due primarily to growth in licensing of the Company's enterprise software for schools, which realized 150% year-on-year growth. Products and technologies acquired during the past two years made large contributions to this growth. Sales of assessment instruments also contributed to the growth in product sales, as a result of the acquisition of the London House product line.

By market, the Company's revenues from the Education market grew approximately 29% in fiscal 1997, and account for over 70% of total revenue. Large Scale Data Management (non-education) grew just under 10% year-on-year.

COST OF REVENUES AND GROSS PROFITS

Fiscal 1998 versus Fiscal 1997. The Company's overall gross profit dollars increased $36.0 million, or 23.3%. As a percentage of revenue, gross margin declined .3 percentage points to 37.7% from 38.0%. This modest decline is due entirely to revenue mix, as gross margins on each revenue line (information services, product sales, and maintenance and support) improved. The rapid growth of information services influenced the overall gross margin percentage decline. Maintenance and support margins improved most significantly, owing to better margins on education software support revenues.

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

OPERATING EXPENSES

Fiscal 1998 versus Fiscal 1997. Sales and marketing expense increased $8.1 million or 14.3% in fiscal 1998 over the prior fiscal year. As a percentage of revenues, sales and marketing declined by 1.2 percentage points, due to relatively lower selling costs on information services revenues. Research and development costs increased $3.8 million, increasing only slightly as a percent revenue, in fiscal 1998. The increase in research and development reflects the Company's investment in software products and test processing technology.

General and administrative expenses for fiscal 1998 increased by $11.9 million, and were up slightly as a percentage of revenue over fiscal 1997. These expenses increased due to several factors, including amortization of goodwill, information technology costs (including Y2K), and accruals established for variable compensation plans due to favorable operating results.

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

IMPACT OF YEAR 2000

Many currently installed computer systems and software are coded to accept only two-digit entries in the date code fields. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. This problem could result in system failures or miscalculations causing disruptions of business operations (including, among other things, a temporary inability to process transactions, send invoices or engage in other similar business activities). As a result, many companies' computer systems and software will need to be upgraded or replaced in order to comply with Year 2000 requirements. The potential global impact of the Year 2000 problem is not known, and, if not corrected in a timely manner, could affect the Company and the U.S. and world economy generally.

The Company's product development processes currently contain steps to include Year 2000 compliance verification for all current and future products. Most of the Company's products are currently Year 2000 compliant, and all continuing products will be compliant before December 31, 1999.

The Company named a full-time Year 2000 program leader and a team (consisting of representatives from each of its business units) to address internal and external Year 2000 issues. The Company's internal financial and other "IT" computer systems have been reviewed to assess and remediate Year 2000 problems, as have other "non-IT" systems such as security, HVAC, and telephone systems. In addition, executive management regularly monitors the status of the Company's Year 2000 remediation plans. The Company's Year 2000 compliance program includes the following phases: identifying systems with date sensitive points that will need to be addressed; carrying out remediation work to modify those systems or convert to new systems; conducting validation testing of systems and applications to ensure compliance; and transition preparedness activities. As of January 31, 1999, the Company believes it was approximately 75% completed with its total Year 2000 effort. The Company expects to be substantially complete by July, 1999, with the exception of transition activities described later.

Through January 31, 1999, the Company has spent approximately $4.8 million addressing Year 2000 issues ($1.5 million in fiscal 1997 and $3.3 million in fiscal 1998.) The Company expects to incur approximately $2.0 million of Year
2000 expenses in fiscal 1999. These costs are below the costs that were originally estimated and consist of primarily the use of internal resources, with relatively minor external costs. All amounts are being expensed currently and are included in the Company's future operating plans and expectations. In addition, the Company has also made, and will continue to make, significant capital investments to enhance its internal business and service delivery systems. However, these investments are not driven principally by Year 2000 considerations.

In addition, the Company is requesting assurances from its major suppliers that they are addressing the Year 2000 issue and that products purchased by the Company from such suppliers will function properly in the Year 2000. Also, contacts are being made with the Company's major customers. These actions are intended to help mitigate the possible external impact of the Year 2000 problem. However, it is impossible to fully assess the potential consequences to the Company of the Year 2000 problem in the event service interruptions from suppliers occur or in the event that there are disruptions in such infrastructure areas as utilities, communications, transportation, banking and government.

Based on its assessments to date, the Company believes it will not experience any material disruption as a result of Year 2000 problems in internal processes, information processing or interfaces with major customers, or with processing orders and billing. However, if certain critical third-party providers, such as those providers supplying electricity, water or telephone service, experience difficulties resulting in disruption of service to the Company, a shutdown of the Company's operations at individual facilities could occur for the duration of the disruption. While the Company currently believes such disruptions of basic services and facility shutdowns are unlikely, there can be no absolute assurance that they will not occur.

It is the Company's current belief that the more likely worst case Year 2000 scenario will be that NCS products do not operate properly for customers who have not installed Year 2000 compliant versions of NCS products or have not updated their own computing platform or network infrastructure to be operational in the Year 2000. The Company has developed, and continues to refine, transition preparedness plans to respond to a significantly increased number of customer calls at all its support locations to address these problems. The Company is also developing contingency plans to provide for continuity of processing in Year 2000 based on the outcome of its validation phase of its Year 2000 compliance program and the results of surveying its major suppliers and customers. Assuming no major disruption in service from utility companies or other critical third-party providers, the Company believes that it will be able to manage its total Year 2000 transition without any material effect on the Company's consolidated results of operations or financial condition.

OTHER SIGNIFICANT TRANSACTIONS

During fiscal 1996, in conjunction with the acquisition of Macro, NCS recorded one-time charges totaling $7.9 million, including $5.6 million of purchased research and development plus $2.3 million of acquisition related costs.

INTEREST EXPENSE

Interest expense decreased slightly in fiscal 1998 from fiscal 1997, and in fiscal 1997 from fiscal 1996. These decreases are due to slightly lower average borrowing levels. See Capital Resources and Liquidity below for further discussion of cash flow and debt.

OTHER INCOME AND EXPENSE

Other income and expense, net, was insignificant for fiscal 1998.

Other income in fiscal 1997 decreased $1.3 million, due to lower invested cash balances as $48.8 million was used to fund acquisitions.

Other income in fiscal 1996 includes interest income of $2.8 million principally from investment of the proceeds from the sale of the Company's Financial Systems business, and also from internally generated cash flows.

INCOME TAXES

The effective income tax rate was 39.90%, 40.0%, and 48.5% for fiscal 1998, 1997 and 1996, respectively. See Note 6 of Notes to Consolidated Financial Statements for a reconciliation to the statutory rate. The effective income tax rate for fiscal 1996 was higher than the statutory rate primarily as a result of the one time write-off of non-deductible purchased research and development.

CAPITAL RESOURCES AND LIQUIDITY

The Company began fiscal 1998 with $23.3 million of cash and cash equivalents. During fiscal 1998, NCS generated $58.7 million of cash from operating activities. Cash was used for acquisitions of $17.2 million, principally American Cybercasting Corporation (Education Structures), and $27.1 million was used for investments in property, plant, and equipment, including a significant expansion of facilities in Mesa, Arizona, and consolidation of three southern California facilities into one. Financing activities included the repayment of the $5.3 million unsecured note and $2.3 million (net) of convertible debentures. The Company paid dividends of $6.2 million during fiscal 1998.

During fiscal 1997, the Company generated $49.5 million of cash from operating activities. Cash was used for acquisitions of $48.8 million, including $13.6 million to repurchase shares in the open market to offset shares issued to effect the acquisition of Virtual University Enterprises. $25.2 million was used for property, plant and equipment acquisitions including a new Company-owned facility in Melbourne, Australia and the outfitting of new leased facilities in Cedar Rapids, Iowa and Lawrence, Kansas. Investments totaling $7.1 million were made in internal administrative and service delivery systems during fiscal 1997, and the Company paid dividends of $5.5 million.

The Company had long-term debt balances, including current maturities, of $9.4 million, $18.8 million and $20.1 million at January 31, 1999, 1998, and 1997, respectively. The items causing the changes in debt balances are described above. At January 31, 1999, the Company's debt to total capital ratio was 4.0% compared to 8.9% a year earlier and 10.6% two years earlier. The Company believes that the current debt to total capital ratio is at a level which will allow the Company significant flexibility to fund future growth initiatives.

Accounts receivable, goodwill, accounts payable, accrued expenses and deferred income were impacted by acquisitions made in 1997 and by the increased level of operations during fiscal 1998 and 1997.

The market risk inherent in the Company's market risk sensitive instruments is the potential loss arising from adverse changes in foreign currency exchange rates due to amounts permanently invested in foreign subsidiaries. The amount permanently invested in foreign subsidiaries and affiliates translated to dollars using the year end exchange rates is $16 million at January 31, 1999. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is $1.6 million. Actual results may differ. The Company's exposure to interest rate changes upon the fair value of long term debt is immaterial.

Looking toward fiscal 1999, the Company maintains a $50.0 million revolving credit facility, all of which was available at January 31, 1999. The Company expects its cash flows from operations, the revolving credit facility and cash on hand to be adequate to meet foreseeable cash requirements, including internal growth and potential acquisitions.

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

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS



January 31 (in thousands)                                   1999        1998
                                                         --------    --------
Assets

Current Assets
  Cash and cash equivalents                              $ 16,310    $ 23,267
  Receivables                                             128,751     101,334
  Inventories                                              21,791      16,239
  Prepaid expenses and other                                7,225       6,562
                                                         --------    --------
    Total Current Assets                                  174,077     147,402
                                                         --------    --------
Property, Plant and Equipment
  Land, buildings and improvements                         63,018      57,281
  Machinery and equipment                                 152,414     141,949
  Accumulated depreciation                               (109,416)   (105,206)
                                                         --------    --------
                                                          106,016      94,024
                                                         --------    --------
Intellectual Properties, net
  Acquired and internally developed software products      12,170      14,967
  Assessment instruments                                    8,835      10,317
                                                         --------    --------
                                                           21,005      25,284
                                                         --------    --------
Other Assets, net
  Goodwill                                                 52,840      45,634
  Other assets                                              8,533       3,070
                                                         --------    --------
                                                           61,373      48,704
                                                         --------    --------
     Total Assets                                        $362,471    $315,414
                                                         ========    ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS



January 31 (in thousands)                                  1999        1998
                                                         --------    --------
Liabilities and Stockholders' Equity

Current Liabilities
  Current maturities of long-term debt                   $  3,758    $  6,448
  Accounts payable                                         35,809      26,767
  Accrued expenses                                         51,779      36,237
  Deferred income                                          32,209      29,026
  Income taxes                                              3,883       4,156
                                                         --------    --------
    Total Current Liabilities                             127,438     102,634
                                                         --------    --------

Long-Term Debt - less current maturities                    5,597      12,396

Deferred Income Taxes                                       2,570       6,390

Commitments and Contingencies                                   -           -

Stockholders' Equity
  Preferred stock                                               -           -
  Common stock - issued and outstanding -
    31,467 and 30,846 shares, respectively                    944         925
  Paid-in capital                                          10,760       4,518
  Retained earnings                                       220,625     194,348
  Accumulated other comprehensive income -
    Foreign currency translation adjustment                (3,880)     (2,343)
  Deferred compensation                                    (1,583)     (3,454)
                                                         --------    --------
    Total Stockholders' Equity                            226,866     193,994
                                                         --------    --------
    Total Liabilities and Stockholders' Equity           $362,471    $315,414
                                                         ========    ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME



Fiscal Year (in thousands, except per share amounts)     1998       1997       1996

                                                       --------   --------   --------
Revenues
  Information services                                 $272,252   $195,793   $157,511
  Product sales                                         180,634    161,977    134,144
  Maintenance and support                                52,486     48,245     39,504
                                                       --------   --------   --------
    Total revenues                                      505,372    406,015    331,159

Costs of Revenues
  Cost of information services                          207,151    150,106    123,718
  Cost of product sales                                  73,696     67,950     62,075
  Cost of maintenance and support                        34,110     33,521     26,608
                                                       --------   --------   --------
    Gross profit                                        190,415    154,438    118,758

Operating Expenses
  Sales and marketing                                    64,797     56,675     41,258
  Research and development                               12,388      8,628      9,883
  General and administrative                             57,959     46,091     33,076
  Acquisition related charges:
    Purchased research and development                        -          -      5,637
    Other                                                     -          -      2,258
                                                       --------   --------   --------
Income from Operations                                   55,271     43,044     26,646
  Interest expense                                          936      1,353      1,677
  Other (income) expense, net                               224       (284)    (1,564)
                                                       --------   --------   --------
Income from Continuing Operations Before Income Taxes    54,111     41,975     26,533
  Income taxes                                           21,600     16,800     12,867
                                                       --------   --------   --------
Income from Continuing Operations                        32,511     25,175     13,666
  Income (loss) from discontinued operations,
    net of taxes of $(1,360) in 1996                          -          -     (2,229)
  Gain on disposition, net of taxes of $29,031 in 1996        -          -     38,143
                                                       --------   --------   --------
Net Income                                             $ 32,511   $ 25,175   $ 49,580
                                                       ========   ========   ========
Basic Earnings per share
  Continuing operations                                $   1.05   $    .83   $    .45
  Discontinued operations                                     -          -      (0.07)
  Gain on disposition                                         -          -       1.26
                                                       --------   --------   --------
Net Income per share                                   $   1.05   $    .83   $   1.64
                                                       ========   ========   ========

Weighted Average Shares Outstanding                      31,022     30,391     30,257

Diluted Earnings per share
  Continuing operations                                $   1.00   $    .80   $    .44
  Discontinued operations                                     -          -      (0.07)
  Gain on disposition                                         -          -       1.22
                                                       --------   --------   --------
Net Income per share                                   $   1.00   $    .80   $   1.59
                                                       ========   ========   ========

Weighted Average Shares Outstanding and
  Dilutive Potential Common Shares                       32,589     31,864     31,069


See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                              Common Stock                         Accumulated
                                             ---------------  Paid-In   Retained  Comprehensive    Deferred
(in thousands, except per share amounts)     Shares   Amount  Capital   Earnings      Income     Compensation    Total
                                             ------   ------  -------   --------  -------------  -------------  --------


Balance, January 31, 1996                    30,729   $ 922   $ 2,966   $131,820     $(1,813)       $(5,697)   $128,198
  Shares issued for employee stock
    purchase and option plans                   490      15     3,475          -           -              -       3,490
  Repurchase of common stock                   (724)    (22)   (6,860)    (1,194)          -              -      (8,076)
  Restricted stock awards (forfeitures), net    (26)     (1)       25          -           -            (24)          -
  ESOP debt payment                               -       -         -          -           -          1,000       1,000
  Restricted stock compensation accrual           -       -       394          -           -            734       1,128
  Cash dividends paid - $.18 per share            -       -         -     (5,521)          -              -      (5,521)
  Net income                                      -       -         -     49,580           -              -      49,580
  Foreign currency translation adjustment         -       -         -          -         235              -         235
                                                                                                                -------
  Subtotal - Comprehensive Income                 -       -         -          -           -              -      49,815

                                             --------------------------------------------------------------------------
Balance, January 31, 1997                    30,469     914         -    174,685      (1,578)        (3,987)    170,034
  Shares issued for employee stock
    purchase and option plans                   283       8     2,693          -           -              -       2,701
  Repurchase of common stock                 (1,082)    (32)  (13,467)         -           -              -     (13,499)
  Restricted stock awards                        91       3     1,758          -           -         (1,761)          -
  Shares issued for business acquisition      1,085      32    13,534          -           -              -      13,566
  ESOP debt payment                               -       -         -          -           -          1,000       1,000
  Restricted stock compensation accrual           -       -         -          -           -          1,294       1,294
  Cash dividends paid - $.18 per share            -       -         -     (5,512)          -              -      (5,512)
  Net income                                      -       -         -     25,175           -              -      25,175
  Foreign currency translation adjustment         -       -         -          -        (765)             -        (765)
                                                                                                                -------
  Subtotal - Comprehensive Income                 -       -         -          -           -              -      24,410
                                             --------------------------------------------------------------------------
Balance, January 31, 1998                    30,846     925     4,518    194,348      (2,343)        (3,454)    193,994
  Shares issued for employee stock
    purchase and option plans                   512      15     3,656          -           -              -       3,671
  Restricted stock awards (forfeitures), net    (66)     (1)     (209)         -           -         (1,410)     (1,620)
  Shares issued for convertible debenture       175       5     2,795          -           -              -       2,800
  ESOP debt payment                               -       -         -          -           -          1,000       1,000
  Restricted stock compensation accrual           -       -         -          -           -          2,281       2,281
  Cash dividends paid - $.20 per share            -       -         -     (6,234)          -              -      (6,234)
  Net income                                      -       -         -     32,511           -              -       32,511
  Foreign currency translation adjustment         -       -         -          -      (1,537)             -       (1,537)
                                                                                                                 -------
  Subtotal - Comprehensive Income                 -       -         -          -           -              -       30,974
                                             ---------------------------------------------------------------------------
Balance, January 31, 1999                    31,467   $ 944   $10,760   $220,625     $(3,880)       $(1,583)    $226,866
                                             ======   =====   =======   ========     =======        =======     ========


See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS



Fiscal Year (in thousands)                                 1998       1997       1996
                                                         -------    -------    -------

Operating Activities
  Net income                                             $32,511    $25,175    $49,580
  Less - gain on disposition                                   -          -    (38,143)
  Adjustments to reconcile to net cash
    provided by operating activities:
      Depreciation                                        20,755     16,825     15,620
      Amortization                                        12,049     13,291      9,647
      Deferred income taxes and other                     (2,237)      (661)    (2,053)
      Non-cash charges                                         -          -      6,637
      Changes in operating assets and liabilities
         (net of acquired amounts):
         Accounts receivable                             (26,967)   (15,361)    (4,318)
         Inventory and other current assets               (6,249)     1,712      2,495
         Accounts payable and accrued expenses            26,341      8,087     (3,856)
         Deferred income                                   2,461        424      2,912
                                                         -------    -------    -------
       Net Cash Provided By Operating Activities          58,664     49,492     38,521
                                                         -------    -------    -------
Investing Activities
  Acquisitions, net                                      (17,246)   (35,216)   (11,192)
  Purchases of property, plant and equipment             (27,145)   (25,174)   (14,909)
  Purchases of business systems                           (8,928)    (7,108)    (1,048)
  Capitalized software products                                -          -     (1,553)
  Net proceeds from disposition                                -          -     64,071
  Other - net                                                719      1,148      3,296
                                                         -------    -------    -------
       Net Cash Provided By (Used In)
         Investing Activities                            (52,600)   (66,350)    38,665
                                                         -------    -------    -------
Financing Activities
  Repayment of secured notes                                   -          -    (15,000)
  Net increase (decrease) in other borrowings             (6,413)      (676)       846
  Repurchase of common stock, net                           (374)   (11,766)    (4,586)
  Dividends paid                                          (6,234)    (5,512)    (5,521)
                                                         -------    -------    -------

       Net Cash Used In Financing Activities             (13,021)   (17,954)   (24,261)
                                                         -------    -------    -------
Increase (Decrease) In Cash and Cash Equivalents          (6,957)   (34,812)    52,925
Cash and Cash Equivalents  - Beginning of Year            23,267     58,079      5,154
                                                         -------    -------    -------
Cash and Cash Equivalents - End of Year                  $16,310    $23,267    $58,079
                                                         =======    =======    =======

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - ACCOUNTING POLICIES

The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
         -----------           ----------
             1998      -    January 31, 1999
             1997      -    January 31, 1998
             1996      -    January 31, 1997

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

INVENTORIES: Inventories are stated at the lower of first-in, first-out cost or market. Components of inventory as of January 31, are summarized as follows:

                                             1999        1998
----------------------------------------------------------------
Finished goods                             $ 5,096     $ 5,166
Scoring services and work in process        14,442       8,218
Raw materials and purchased parts            2,253       2,855
----------------------------------------------------------------
                                           $21,791     $16,239
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

                                           Internally   Accumulated
                                Acquired    Developed   Amortization    Net
-------------------------------------------------------------------------------
Balance, January 31, 1996        $10,324     $18,532     $(17,189)    $11,667
Additions                         13,000           -            -      13,000
Write-downs and dispositions           -      (6,539)       4,517      (2,022)
Amortization                           -           -       (5,067)     (5,067)
-------------------------------------------------------------------------------
Balance, January 31, 1997         23,324      11,993      (17,739)     17,578
Additions                          1,010           -           -        1,010
Amortization                           -           -       (3,621)     (3,621)
-------------------------------------------------------------------------------
Balance, January 31, 1998         24,334      11,993      (21,360)     14,967
Additions                            900           -            -         900
Write-downs and dispositions        (225)       (555)         566        (214)
Amortization                           -           -       (3,483)     (3,483)
-------------------------------------------------------------------------------
Balance, January 31, 1999         25,009      11,438
Accumulated Amortization         (12,839)    (11,438)     (24,277)
-------------------------------------------------------------------------------
Net Balance, January 31, 1999    $12,170     $     -                  $12,170
===============================================================================

ASSESSMENT INSTRUMENTS: These amounts originate from the allocation of purchase prices of acquired companies and direct acquisition of assessment instruments. These products gain prominence over time and generally have relatively long market lives once established. Products in this category are assigned amortizeable lives of ten years or less. Expected revenues and amortizeable lives are subject to revision and balances are periodically evaluated for possible impairment. Accumulated amortization at January 31, 1999 and 1998 was $5,331 and $3,849, respectively.

GOODWILL: Goodwill arising from business acquisitions is amortized on a straight-line basis over periods ranging from five to twenty years. Amortization expense was $4,489, $3,047, and $703 in fiscal 1998, 1997 and 1996, respectively. Accumulated amortization was $11,480 and $7,130 as of January 31, 1999 and 1998, respectively. The Company periodically evaluates its goodwill for impairment by comparison of the carrying value against anticipated business performance.

ACCRUED EXPENSES: Major components of accrued expenses consisted of the following as of January 31:

                               1999      1998
------------------------------------------------
Employee compensation        $27,899    $17,604
Taxes other than income        4,473      3,558
Other                         19,407     15,075
------------------------------------------------
                             $51,779    $36,237
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

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which requires that each element of a software licensing arrangement be separately identified and accounted for based on the relative fair values of each element. The Company's software revenue recognition policies and related procedures were in compliance with the SOP, therefore, the effect of adoption as of February 1, 1998 on transactions occurring in fiscal 1998 was not material.

PER SHARE DATA: Earnings per share are calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share".

The following table is a reconciliation of the earnings numerator and the weighted-average shares denominator used in the calculations of basic and diluted earnings per share (in thousands, except per share data):


                                                          1998      1997      1996
                                                        -------   --------  -------

Earnings:
  Income from continuing operations
    Basic earnings per share                            $32,511   $25,175   $13,666

  Adjustments for dilutive securities:
    Interest expense on convertible debentures,
      net of tax                                            222       256         7
                                                        -------   -------   -------
Adjusted income from continuing operations
  for diluted earnings per share                        $32,733   $25,431   $13,673
                                                        =======   =======   =======

Weighted Average Shares:
  Basic average shares                                   31,022    30,391    30,257

  Adjustments for dilutive securities:
    Employee stock options, net of tax proceeds             981       620       402
    Contingent stock awards, net of tax proceeds             81       270       394
    Convertible debentures                                  505       583        16
                                                        -------   -------   -------
Diluted average shares                                   32,589    31,864    31,069
                                                        -------   -------   -------

Basic earnings per share from continuing operations     $  1.05   $  0.83   $  0.45
                                                        =======   =======   =======

Diluted earnings per share from continuing operations   $  1.00   $  0.80   $  0.44
                                                        =======   =======   =======


IMPAIRMENT OF LONG-LIVED ASSETS: The Company is in compliance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present.

STOCK-BASED COMPENSATION: The Company has elected to continue to account for stock options and awards to employees under the provisions of Accounting Principles Board (APB) Opinion No. 25 and disclose the impact of SFAS No. 123, as if adopted, in Note 7.

INTERNAL USE SOFTWARE:  In March,  1998, the AICPA issued  Statement of Position
(SOP) 98-1 Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use. The SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The Company already complies with the provisions of the SOP.

DERIVATIVES AND HEDGING: In June, 1998, the FASB issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, which requires the Company to recognize all derivatives on the balance sheet at fair value effective February 1, 2000. The Company does not anticipate that the adoption of this Statement will have a significant effect on its result of operations or financial position.

NOTE 2 - ACQUISITIONS

In September 1998, the Company acquired all of the common and preferred stock of American Cybercasting Corporation (ACC), also known as Educational Structures, a business specializing in customized K-12 teacher support tools for lesson planning and curriculum support. The purchase price was approximately $12.6 million. The excess of the purchase price over book value of the net assets acquired, as adjusted for deferred taxes, was $10.8 million, all of which was allocated to goodwill and is being amortized over 20 years. The acquisition was accounted for as a purchase and, accordingly, operating results of Educational Structures are included in the Company's consolidated financial statements subsequent to the date of acquisition.

In April 1997, the Company acquired all of the common and preferred stock of Virtual University Enterprises (VUE), an electronic course registration and training administration company. The purchase price was approximately $14.6 million and consisted of stock of the Company (1,085,264 shares at $12.50 per share) and cash. The excess of the purchase price, as adjusted for deferred taxes, over book value of the net assets acquired was $16.4 million, of all of which was allocated to goodwill and is being amortized over 20 years.

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

All of the fiscal 1997 acquisitions described above were accounted for as purchases and, accordingly, operating results of these businesses subsequent to the date of acquisition were included in the Company's consolidated financial statements. The following is a summary of pro forma operating results as if the fiscal 1997 acquisitions had taken place at the beginning of fiscal 1996:

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

The acquisition was accounted for as a purchase and, accordingly, operating results of this business subsequent to the date of acquisition were included in the Company's fiscal 1996 consolidated financial statements. The excess of the purchase price, as adjusted for deferred taxes, over book value of the net assets acquired was $22.4 million, of which $13.0 million was allocated to acquired software, $5.6 million to purchased in-process research and development and $3.8 million to goodwill and other intangible assets. The purchased in-process research and development was charged to operations upon acquisition, and the goodwill and other intangible assets are being amortized over 10 years.

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

NOTE 3 - DISCONTINUED OPERATIONS

The Company sold its Financial Systems segment on July 10, 1996 to SunGard Data Systems, Inc. for $95.0 million in cash. The gain on the sale, recorded in the second quarter 1996, was $38.1 million net of tax. The results of the Financial Systems segment up to disposition have been classified as discontinued operations in the accompanying financial statements. The segment's 1996 revenues through the date of sale were $17.1 million.

NOTE 4 - LEASES

The Company leases office facilities under noncancelable operating leases which expire in various years through 2004. Rental expense for all operating leases was $12,921 in fiscal 1998, $9,167 in fiscal 1997, and $8,544 in fiscal 1996.
Future minimum rental expense as of January 31, 1999, for noncancelable operating leases with initial or remaining terms in excess of one year is $27,031 and is payable as follows: fiscal 1999 - $6,920; fiscal 2000 - $6,038; fiscal 2001 - $5,726; fiscal 2002 - $4,441; fiscal 2003 - $2,125 and $1,781 beyond.

In August 1997, the Company entered into a five-year operating lease agreement for a facility in Cedar Rapids, Iowa. The total cost of the assets covered by the lease as of January 31, 1999 was $12,403. The lease provides for a substantial residual value guarantee by the Company at the end of the initial term and includes purchase and renewal options at fair market values. The amounts of future minimum operating lease payments listed above excludes any payment related to the residual value guarantee which is due upon termination of the lease. The Company has the right to exercise a purchase option with respect to the leased building or the building can be sold to a third party. The Company expects the fair market value of the building, subject to the purchase option or sale to a third party, to substantially reduce or eliminate the Company's payment under the residual value guarantee. The Company is obligated to pay the difference between the maximum amount of the residual value guarantee and the fair market value of the building at the termination of the lease. At January 31, 1999 the maximum amount of the residual value guarantee relative to the assets under lease is approximately $10,500.

NOTE 5 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt at January 31, consisted of the following:

                                 1999       1998
--------------------------------------------------
Revolving credit borrowing     $     -    $     -
Convertible debentures           4,700      7,000
Unsecured note                       -      5,228
ESOP borrowing                   1,000      2,000
Other borrowings                 3,655      4,616
--------------------------------------------------
                                 9,355     18,844
Less current maturities         (3,758)    (6,448)
--------------------------------------------------
Long-term debt                 $ 5,597    $12,396
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

Convertible Debentures: In January 1997 the Company issued Convertible Debentures as partial consideration for the stock purchase of Macro, see Note 2. These debentures are due in annual installments, carry an interest rate of approximately 6.1%, and are convertible into common stock at $12.00 per share.

Unsecured Note: This unsecured term note was repaid in full in May 1998.

ESOP Borrowing: The ESOP loan, secured by unallocated shares of Common Stock and guaranteed by the Company, is due in May 1999. The loan has annual payments of $1,000, with an interest rate of .75% over LIBOR.

Scheduled Maturities: The aggregate principal amounts of long-term debt scheduled for repayment in each of the five fiscal years 1999 through 2003 are $3,758, $1,986, $1,708, $106 and $101, respectively, with $1,696 due thereafter.
In each fiscal year, interest paid approximates interest expense.

NOTE 6 - INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows:

                               Current
                       -----------------------
Fiscal Year            Federal  State  Foreign  Deferred  Total
-----------------------------------------------------------------
1998                   $18,495  $3,003  $1,682  $(1,580) $21,600
1997                    14,540   2,806   1,300   (1,846)  16,800
1996                    16,197   1,320     864   (5,514)  12,867
-----------------------------------------------------------------

The provision for income taxes from discontinued operations was $27,671 for the fiscal year 1996.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 31, are as follows:

                                          1999       1998
                                         ------     ------
Deferred tax assets:
  Reserves for uncollectibles           $ 3,513     $2,561
  Foreign operating loss carryforwards    3,659      2,826
  Accrued vacation pay                    2,051      1,792
  Rotable service parts amortization        700        980
  Intangible amortization                 1,552      1,453
  Other                                   2,900        602
  Deferred expenses                         794        783
  Valuation allowance                    (3,659)    (2,826)
------------------------------------------------------------
  Total deferred tax assets              11,510      8,171
------------------------------------------------------------
Deferred tax liabilities:
  Acquired intangible amortization        5,132      7,688
  Accelerated depreciation                5,070      4,542
  Net capitalized software                3,706      1,921
  Other                                     172        410
------------------------------------------------------------
  Total deferred tax liabilities         14,080     14,561
------------------------------------------------------------
  Net deferred tax liabilities          $ 2,570    $ 6,390
============================================================

A reconciliation of the Company's statutory and effective tax rate from continuing operations is presented below:

                                        1998      1997      1996
                                       ------    ------    ------
Statutory rate                          35.0%     35.0%     35.0%
State income taxes, net of
  federal benefit                        3.6       4.4       3.2
Intangible amortization                  0.5       1.0       1.7
Affordable housing and other credits    (0.8)     (0.9)     (2.1)
Foreign operating losses                 1.6       1.1       3.2
Purchased research and development         -         -       7.4
Other                                      -      (0.6)      0.1
----------------------------------------------------------------
Effective rate                          39.9%     40.0%     48.5%
================================================================

The Company made income tax payments of $19,623, $18,991 and $47,693 in the fiscal years 1998, 1997, and 1996, respectively.

NOTE 7 - STOCKHOLDERS' EQUITY

The Company has 10,000,000 shares of $.01 par value Preferred Stock authorized and issuable in one or more series as the Board of Directors may determine; none is outstanding. 100,000,000 shares of $.03 par value Common Stock are authorized. There are no restrictions on retained earnings.

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company continues to elect to utilize APB Opinion No. 25 and related interpretations in accounting for its stock option plans, restricted stock plans and its employee stock purchase plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted, restricted shares awarded and shares sold pursuant to the purchase plan as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below for the fiscal years 1998, 1997, and 1996:

                                           1998      1997      1996
                                         -------   -------   -------
      Net income - as reported           $32,511   $25,175   $49,580
      Net income - pro forma              30,041    23,988    49,069
      Earnings per share - as reported:
         Basic                           $  1.05   $   .83   $  1.64
         Diluted                            1.00       .80      1.59
      Earnings per share - pro forma:
         Basic                           $   .97   $   .79   $  1.62
         Diluted                             .93       .76      1.58

SFAS No. 123 is applicable only to options granted after December 31, 1994; as a result, its pro forma effect will not be fully impacted until these options become fully exercisable. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for the fiscal years shown:

                                           1998       1997      1996
                                         -------    -------    -------
      Expected dividend yield               .26%       .58%      .78%
      Expected stock price volatility        35%        30%       45%
      Risk-free interest rate              5.16%      6.23%     6.18%
      Expected life of options           5 years    5 years   5 years

The weighted-average fair value of the options granted during fiscal years 1998, 1997, and 1996 were $8.53, $4.40, and $5.16, respectively.

The Company has four Employee Stock Option Plans (1986, 1990, 1995 and 1997). Options to purchase Common Stock of the Company are granted to employees at 100% of fair market value on the date of grant and are exercisable over a 60 or 63 month period. Shares available for grant under the Plans totaled 278,780, 669,700, and 454,000 at January 31, 1999, 1998 and 1997, respectively.

Outstanding options under all plans, including non-qualified options discussed below are summarized as follows:
                                                    Weighted
                                                 Average Price
                                      Shares       Per Share
                                     -------     -------------
    Balance, January 31, 1996       1,893,900       $ 7.60
    Granted                           451,700        11.37
    Cancelled                        (188,900)        8.27
    Exercised                        (462,580)        7.43
                                    ---------        -----
    Balance, January 31, 1997       1,694,120         8.57
    Granted                           862,148        13.13
    Cancelled                         (92,908)        9.51
    Exercised                        (309,246)        7.57
                                    ---------       ------
    Balance, January 31, 1998       2,154,114        10.50
    Granted                           600,900        23.23
    Cancelled                         (64,380)       14.44
    Exercised                        (417,320)        7.87
                                    ---------       ------
    Balance, January 31, 1999       2,273,314       $14.15
                                    =========       ======

Options for 633,537; 679,182; and 627,140 shares were exercisable at January 31, 1999, 1998 and 1997, with weighted average exercise prices of $9.76, $8.07, and $7.43, respectively. Exercise prices for options outstanding as of January 31, 1999 are summarized as follows:

                            Options Outstanding               Options Exercisable
                  ----------------------------------------- ------------------------
                              Weighted         Weighted                    Weighted
                               Average    Average Remaining                 Average
   Range of          Number   Exercise       Contractual       Number      Exercise
Exercise Prices    of Shares    Price            Life         of Shares      Price
---------------    ---------  ---------   -----------------  ----------    ---------

$ 4.02 -  8.00      308,434     $ 6.20        1.5 years        226,737      $ 6.17
  8.38 - 12.00      579,740      10.45        2.3 years        271,460       10.26
 12.25 - 18.75      797,740      13.48        4.0 years        117,340       13.78
 20.00 - 35.19      587,400      22.89        4.9 years         18,000       21.50
                  ---------     ------                         -------      ------
                  2,273,314     $14.15                         633,537      $ 9.76
                  =========     ======                         =======      ======


During fiscal 1998 and 1997, pursuant to the 1997 Long-Term Incentive Plan (L-TIP), non-qualified options to purchase 129,000 and 336,000 shares of Common Stock of the Company were granted to participants at 100% of fair market value on date of grant. These options are exercisable 67 months after date of grant and expire 72 months after date of grant. Vesting can be accelerated to 36 months from date of grant on achievement of specified cumulative earnings per share and stock price targets during the three fiscal years then ended. At January 31, 1999, there were 465,000 options shares outstanding at a weighted average exercise price per share of $14.61.

The Company also has a long term cash incentive program, which pays for performance in excess of the three year earnings per share and stock price targets.

The Company has an Employee Stock Purchase Plan. There were 422,267 shares available for purchase under the Plan at January 31, 1999.

NOTE 8 - EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS PLAN: The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are discretionary. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $3,011, $2,195, and $1,638 in fiscal years 1998, 1997 and 1996, respectively.

EMPLOYEE STOCK  OWNERSHIP PLAN: The Company has an Employee Stock Ownership Plan
(ESOP) covering substantially all employees. Benefits, to the extent vested, become available upon retirement or termination of employment. During 1989, the ESOP Trust borrowed $10,000 to purchase 1,584,000 shares of Common Stock. Each year, the Company makes contributions to the ESOP which are charged to compensation expense, and used by the ESOP Trust to make loan interest and principal payments. With each principal payment, a portion of the Common Stock is allocated to participating employees. In fiscal 1998, the Company's contribution to the Plan was $1,000 plus interest of $17, which is net of dividends on unallocated shares of $63. The Company's contribution to the Plan was $1,000 in fiscal 1997 and fiscal 1996, and interest, which was totally offset by dividends on unallocated shares, was $61 in fiscal 1997 and $77 in fiscal 1996. There were 158,400 and 316,800 unallocated shares at January 31, 1999 and 1998, respectively.

The ESOP Trust borrowing, which is guaranteed by the Company, is reflected in long-term debt, and the Company's obligation to make future contributions to the ESOP for debt repayment is reflected as a reduction of Stockholders' Equity in the consolidated financial statements.

NOTE 9 - CONTINGENCY

On April 30, 1997, the Company was served with a summons and complaint in a lawsuit filed against the Company by a former customer. The lawsuit alleges certain claims against the Company in connection with certain loan processing and servicing agreements and seeks out-of-pocket damages, lost profits and compensation for extraordinary defaults and lost interest that it claims resulted from breaches by the Company. The customer also seeks to have the Company acquire certain student loans with unpaid principal, interest and late charges, which loans it claims are or have been in default and were incorrectly processed or serviced by the Company. The Company has tendered the defense of the claims to its insurer, and the insurer accepted the defense subject to a reservation of rights. The Company has filed an answer to the complaint denying the claims, and the Company intends to vigorously defend against the lawsuit. In addition, the Company has filed a counterclaim against the former customer and a corporate affiliate seeking compensatory damages and contribution and indemnity. The Company does not believe that the outcome of this litigation would result in a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 10 - BUSINESS SEGMENT INFORMATION

The Company has five reportable segments as follows:

o Assessments and Testing Services - provides comprehensive K-12 academic testing services to states, and test scoring services in support of major test publishers. This segment also provides clinical psychology and workforce development assessment instruments and electronic certification and licensure examinations.

o Education Software and Services - provides student, curriculum, instructional management, and financial management software, software support, and professional implementation services, and network design and installation services.

o NCS Services - delivers principally outsourcing services for large-scale data management projects for government and business.

o Data Collection Systems - manufactures and sells optical mark and image scanning systems and scannable forms.

o International - provides many of the same products and services mentioned above, but sells and serves customers outside the United States through subsidiaries in Australia, Canada, Mexico, Hong Kong, and the U.K.
     and through distributors in other geographies.

The Company's reportable segments are business units that offer different, but related, products and services to customer sets which can overlap. The reportable segments are managed separately by corporate officers who report directly to the CEO. The Company evaluates performance and allocates resources based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The table below presents information by reportable segment.



                                   Assessments  Education                Data
                                    & Testing   Software &    NCS     Collection
                                     Services   Services    Services    Systems    International    Totals
                                   ----------  ----------- ---------- ----------- --------------  --------


For the Period Ended 1/31/99
  Revenues                          $160,958     $116,214    $99,371    $84,239      $44,590      $505,372
  Income from operations              25,365       11,917     11,594     23,250        3,182        75,308
  Depreciation and Amortization       10,022        8,563      2,572      4,794        2,649        28,600
  Segment assets                     106,996       88,857     47,934     41,950       28,924       314,661

For the Period Ended 1/31/98
  Revenues                          $118,661     $ 88,474    $76,212    $82,692      $39,976      $406,015
  Income from operations              20,289        9,266      7,375     21,767        1,912        60,609
  Depreciation and Amortization        8,546        7,475      2,876      5,289        1,833        26,019
  Segment assets                      94,731       75,337     40,559     41,087       28,497       280,211

For the Period Ended 1/31/97
  Revenues                          $ 98,959     $ 52,025    $70,679    $80,299      $29,197      $331,159
  Income from operations              18,601        5,290      7,489     19,311         (723)       49,968
  Acquisition Related Charges             -        (7,895)         -          -            -        (7,895)
  Depreciation and Amortization        5,855        6,077      2,361      5,057        1,583        20,933
  Segment assets                      48,134       55,295     39,619     38,162       24,980       206,190



The following table is a reconciliation of reportable segment information to the Company's consolidated totals.

                                                 Fiscal
                                    --------------------------------
                                      1998        1997        1996
                                    --------    --------    --------

Total Consolidated Revenue:         $505,372    $406,015    $331,159
                                    ========    ========    ========
Income From Operations:
Total for reportable segments       $ 75,308    $ 60,609    $ 49,968
Acquisition Related Charges                -           -       7,895
Unallocated amounts:
    Central G & A Expenses            20,037      17,565      15,427
    Interest Expense                     936       1,353       1,677
    Other (Income) Expense               224        (284)     (1,564)
                                    --------    --------    --------
Income from continuing operations
  before income taxes               $ 54,111    $ 41,975    $ 26,533
                                    ========    ========    ========
Depreciation and Amortization:
Total for reportable segments       $ 28,600    $ 26,019    $ 20,933
Corporate                              4,204       4,097       4,334
                                    --------    --------    --------
Total Depreciation and Amortization $ 32,804    $ 30,116    $ 25,267
                                    ========    ========    ========
Assets:
Total for reportable segments       $314,661    $280,211    $206,190
Corporate Assets                      47,810      35,203      67,730
                                    --------    --------    --------
Total Consolidated Assets           $362,471    $315,414    $273,920
                                    ========    ========    ========

The Company's foreign operations and export sales are individually less than 10% of total revenues. Sales to all government agencies for the fiscal years ended January 31, 1999, 1998 and 1997 were $262,511; $185,186; and $180,993, of which
$67,601; $63,005; and $62,278, respectively, were to U.S. government agencies, principally the U.S. Department of Education, with the remainder to state and local government agencies, predominantly school districts and state departments of education. The Company considers its credit risk in trade receivables to be minimal with regard to the governmental customers described above. With regard to the Company's non-governmental customers, credit investigations are performed to minimize credit losses, which historically have been insignificant.

Note 11 -  ACCUMULATED OTHER COMPREHENSIVE INCOME

As of February 1, 1998, the Company adopted Statement of Financial Accounting Standard (SFAS) 130, Reporting Comprehensive Income. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. SFAS 130 requires the Company's foreign currency translation adjustments, which prior to adoption were reported in retained earnings to be separately classified as other comprehensive income. Prior year financial statements have been reclassified to conform to the current requirements.

The earnings associated with the Company's investment in its' foreign subsidiary are considered to be permanently invested and no provision for U.S. federal and state income taxes on those earnings or translation adjustment has been provided.