Form 10-K/A, Exhibit 13
period 1999-01-31
NATIONAL COMPUTER SYSTEMS INC
filed 1999-05-06
CIK 69999

EXHIBIT 13


Report of Independent Auditors


We have audited the accompanying consolidated balance sheets of National Computer Systems, Inc. and subsidiaries as of January 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Computer Systems, Inc. and subsidiaries at January 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.


/s/Ernst & Young LLP


Minneapolis, Minnesota

March 1, 1999