Form 10-K, Exhibit 13
period 2000-01-29
NATIONAL COMPUTER SYSTEMS INC
filed 2000-04-26
CIK 69999

EXHIBIT 13

FIVE YEAR FINANCIAL DATA
(Dollars in thousands, except per share amounts)

                                       January 29,                    January 31,
                                       -----------   -----------------------------------------------
Year ended                                2000         1999         1998       1997(2)        1996
                                       -----------   --------     --------     --------     --------

Financial Results
  Revenues                              $629,545     $505,372    $406,015     $331,159     $300,883
  Income from operations                  69,588       55,271      43,044       26,646       30,704
  Income from continuing operations
    before income taxes                   68,430       54,111      41,975       26,533       27,760
  Income from continuing operations       42,930       32,511      25,175       13,666       16,580
  Discontinued operations, net of taxes        -            -           -       (2,229)       5,679
  Gain on disposition, net of taxes            -            -           -       38,143            -
  Net income                              42,930       32,511      25,175       49,580       22,259
  Net income per share from continuing
    operations(1)
      Basic earnings per share              1.35         1.05        0.83         0.45         0.54
      Diluted earnings per share            1.30         1.00        0.80         0.44         0.53
  Dividends paid per share                  0.20         0.20        0.18         0.18         0.18

Financial Position
  Total assets                           449,880      362,471     315,414      273,920      219,724
  Long-term debt, including
    current maturities                     1,786        9,355      18,844       20,148       27,008
  Stockholders' equity                  $276,388     $226,866    $193,994     $170,034     $128,198


(1) All references to share and per share data have been adjusted to give retroactive effect to the 2-for-1 stock split declared in March 1998.
(2) Continuing operations include an acquisition related charge of $7,895 pre-tax, $6,992 after tax or $.23 per diluted share.

QUARTERLY RESULTS OF OPERATIONS (unaudited)
(Dollars in thousands, except per share amounts)



Thirteen weeks ended             May 1     July 31    October 30   January 29
                               --------   --------    ----------   ----------
Year Ended January 29, 2000

  Revenues                     $125,817   $167,664     $162,920     $173,144
  Gross profit                   48,131     70,164       61,023       61,748
  Net income                      6,653     13,160        9,568       13,549
  Basic earnings per share     $   0.21   $   0.42     $   0.30     $   0.42
  Diluted earnings per share   $   0.20   $   0.40     $   0.29     $   0.41




Three months ended             April 30    July 31    October 31   January 31
                               --------   --------    ----------   ----------
Year Ended January 31, 1999

  Revenues                     $ 97,915   $128,128     $135,408     $143,921
  Gross profit                   37,522     51,276       47,375       54,241
  Net income                      5,095      9,742        7,758        9,916
  Basic earnings per share     $   0.17   $   0.31     $   0.25     $   0.32
  Diluted earnings per share   $   0.16   $   0.30     $   0.24     $   0.30


STOCK EXCHANGE LISTING

Common Stock of National Computer Systems, Inc. trades on The Nasdaq Stock Market(R) under the symbol "NLCS".

QUARTERLY MARKET DATA

NCS had 2,438 and 2,128 Common Shareholders of record as of January 29, 2000 and January 31, 1999, respectively.


                                            Fiscal 1999
                              -----------------------------------------
                                       Thirteen Weeks Ended
                              -----------------------------------------
                               May 1    July 31  October 30  January 29
                              -------   -------  ----------  ----------
  High                        $39.13     $35.88    $40.38      $41.75
  Low                          23.00      27.13     31.63       32.50
  Close                        28.00      34.25     37.81       36.06
  Dividends per share         $ 0.05     $ 0.05    $ 0.05      $ 0.05


                                            Fiscal 1998
                              -----------------------------------------
                                         Three Months Ended
                              -----------------------------------------
                              April 30  July 31  October 31  January 31
                              --------  -------  ----------  ----------
  High                        $25.25     $27.00    $31.38      $38.25
  Low                          16.88      20.00     20.50       28.13
  Close                        25.00      22.25     28.00       38.25
  Dividends per share         $ 0.05     $ 0.05    $ 0.05      $ 0.05

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
         -----------           ----------
             1999           January 29, 2000
             1998           January 31, 1999
             1997           January 31, 1998

Income and Expense Items as a Percentage of Revenues

Fiscal Year                            1999    1998    1997
------------------------------------------------------------
Revenues
  Services                             69.7%   64.3%   60.1%
  Product sales                        30.3    35.7    39.9
------------------------------------------------------------
    Total revenues                    100.0   100.0   100.0
Costs of Revenues (1)
  Cost of services                     71.7    74.3    75.2
  Cost of product sales                38.7    40.8    42.0
------------------------------------------------------------
    Total gross profit                 38.3    37.7    38.0
Operating Expenses
  Sales and marketing                  11.0    12.8    14.0
  Research and development              3.2     2.5     2.1
  General and administrative           13.0    11.5    11.3
------------------------------------------------------------
Income from operations                 11.1    10.9    10.6
Income before income taxes             10.9    10.7    10.3
Net income                              6.8%    6.4%    6.2%
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

RECAP OF 1999 RESULTS. Total revenues increased 24.6% in fiscal 1999 to $629.5 million compared to the prior year's $505.4 million. The Company's overall gross margin on revenues increased 26.6% to $50.7 million, and as a percentage of revenues, gross margin increased to 38.3% in fiscal 1999 from 37.7% in the prior year. Operating expenses increased to 27.2% of revenues in fiscal 1999, compared to 26.7% of revenues in fiscal 1998. Operating margins increased to 11.1% of revenue in fiscal 1999 from 10.9% in fiscal 1998 and operating income in dollars increased 25.9% to $69.6 million. Income tax rates were consistent with the prior year, except for a one-time $2.0 million tax benefit described below. Net income in fiscal 1999 totaled $42.9 million or $1.30 per diluted share outstanding ($1.24 before the one-time tax benefit). This compares to the fiscal 1998 net income of $32.5 million and $1.00 per diluted share.

REVENUES

Fiscal 1999 versus Fiscal 1998. Total revenues for fiscal 1999 were up 24.6% to $629.5 million from $505.4 million in fiscal 1998. Revenues increased in all five business segments.

By revenue category, fiscal 1999 compares to fiscal 1998 as follows:

                       Services        + 35.1%
                       Product sales   +  5.7%

The Services revenue growth came from several sources, especially K-12 assessment testing, which grew by approximately $35 million over the prior year. Student loan processing and other government outsourcing services grew approximately $29 million. Electronic testing, commercial outsourcing, and professional services related to education software also contributed to year on year growth in services revenues. Fiscal 1999 increases in product sales came principally from education software licensing and image scanning systems.

By major market, for fiscal 1999, revenues grew 25.2% from the education market and 22.7% from the large scale data management (non-education) market. For fiscal 1999 the education market accounted for approximately three-fourths of total NCS revenues. Approximately 2% of the Company's overall revenue growth in fiscal 1999 came from current year acquisitions.

Fiscal 1998 versus Fiscal 1997. Total revenues for fiscal 1998 were up 24.5% to $505.4 million from $406.0 million in fiscal 1997.

By revenue category, fiscal 1998 compares to fiscal 1997 as follows:

                       Services        + 33.1%
                       Product sales   + 11.5%

The Services growth came from several sources, but approximately half was attributable to assessment and testing services, which achieved over $16 million of growth through one new state assessment program. Government and commercial outsourcing and professional services related to education software also contributed to services growth. Fiscal 1998 increases in product sales came principally from education software licensing and related network hardware.

By major market, for fiscal 1998, revenues grew 28.8% from the education market and 12.2% from the large scale data management (non-education) market. For fiscal 1998 the education market accounted for 75% of total NCS revenues. Less than 2% of the Company's overall revenue growth in fiscal 1998 came from 1998 acquisitions.

COST OF REVENUES AND GROSS PROFITS

Fiscal 1999 versus Fiscal 1998. The Company's overall gross profit dollars increased $50.7 million, or 26.6%. As a percentage of revenue, gross margin increased 0.6 percentage points to 38.3% from 37.7%. This increase reflects increases in both revenue categories. Gross margins on services improved in all the Company's business segments in 1999, but most notably in the NCS Services segment which does government and commercial outsourcing services.

Product margins improved principally due to the mix of product moving toward higher margin software offerings of the Education Software segment.

Fiscal 1998 versus Fiscal 1997. The Company's overall gross profit dollars increased $36.0 million, or 23.3%. As a percentage of revenue, gross margin declined 0.3 percentage points to 37.7% from 38.0%. This modest decline is due entirely to revenue mix, as gross margins on both revenue lines improved. The rapid growth of services influenced the overall gross margin percentage decline.

OPERATING EXPENSES

Fiscal 1999 versus Fiscal 1998. Sales and marketing expense increased $4.7 million or 7.2% in fiscal 1999 over the prior fiscal year. As a percentage of revenues, sales and marketing declined by 1.8 percentage points, due to relatively lower selling costs on services revenues.

Research and development costs increased $8.0 million or 64%, increasing as a percent revenue from 2.5% to 3.2% from 1998 to 1999. This reflects an increased level of investment in Internet delivered products and services, particularly for the Education Software segment, as well as other product and service offerings.

General and administrative expenses for fiscal 1999 increased by $23.7 million, and as a percentage of revenue were up 1.7% over fiscal 1998. These expenses increased due to several factors, including amortization of goodwill, information technology costs (including Year 2000), expanded vacation benefits and accruals established for variable compensation plans due to favorable operating results.

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

General and administrative expenses for fiscal 1998 increased by $11.9 million, and were up slightly as a percentage of revenue over fiscal 1997. These expenses increased due to several factors, including amortization of goodwill, information technology costs (including Year 2000), and accruals established for variable compensation plans due to favorable operating results.

IMPACT OF YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company incurred approximately $2.0 million of costs during 1999 and about $7 million in total in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

INTEREST EXPENSE

Interest expense decreased slightly in fiscal 1999 from fiscal 1998, and in fiscal 1998 from fiscal 1997. These decreases are due to lower average borrowing levels as debt has become insignificant in total. See Capital Resources and Liquidity below for further discussion of cash flow and debt.

OTHER INCOME AND EXPENSE

Other income and expense, net, was insignificant for the three fiscal years presented.

INCOME TAXES

The effective income tax rate was 37.3%, 39.9%, and 40.0% for fiscal 1999, 1998 and 1997, respectively. See Note 5 of Notes to Consolidated Financial Statements for a reconciliation to the statutory rate. The effective income tax rate for fiscal 1999 was lower than the statutory rate and prior years' effective rates primarily due to the one-time tax benefit from the sale of a foreign subsidiary. Without this one-time benefit, the 1999 effective tax rate would have been 40.3%.

CAPITAL RESOURCES AND LIQUIDITY

The Company began fiscal 1999 with $16.3 million of cash and cash equivalents. During fiscal 1999, NCS generated $87.9 million of cash from operating activities, which was an unusually high level - even considering the increased volume - due to the buildup of a number of large accruals, particularly long-term compensation and other employee benefits, which will actually be paid in future years. Cash was used for the acquisition of NovaNET Learning, Inc. ($19.0 million), and for investments in property, plant, and equipment ($42.6 million), including a significant expansion of facilities in Austin, Texas and several smaller testing centers around the U.S. Financing activities included the repayment of $2.3 million of borrowings. The Company paid dividends of $6.4 million during fiscal 1999.

During fiscal 1998, the Company generated $58.7 million of cash from operating activities. Cash was used for acquisitions of $17.2 million, principally American Cybercasting Corporation (Education Structures), and for investments in property, plant, and equipment ($27.1 million), including a significant expansion of facilities in Mesa, Arizona, and consolidation of three southern California facilities into one. Financing activities included the repayment of the $5.3 million unsecured note and $2.3 million (net) of convertible debentures. The Company paid dividends of $6.2 million during fiscal 1998.

The Company had long-term debt balances, including current maturities, of $1.8 million, $9.4 million and $18.8 million at January 29, 2000 and January 31, 1999 and 1998, respectively. At January 29, 2000, the Company's debt to total capital ratio was 0.7% compared to 4.0% a year earlier and 8.9% two years earlier. The Company believes that the current debt to total capital ratio is at a level which will allow the Company significant flexibility to fund future growth initiatives.

Accounts receivable, goodwill, accounts payable, accrued expenses and deferred income were impacted by acquisitions made in 1998 and by the increased level of operations during fiscal 1999 and 1998.

The market risk inherent in the Company's market risk sensitive instruments is the potential loss arising from adverse changes in foreign currency exchange rates due to amounts permanently invested in foreign subsidiaries. The amount permanently invested in foreign subsidiaries and affiliates translated to dollars using the year end exchange rates is $16 million at January 29, 2000. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is $1.6 million. Actual results may differ. The Company's exposure to interest rate changes upon the fair value of long term debt is immaterial.

Looking toward fiscal 2000, the Company maintains a $50.0 million revolving credit facility, all of which was available at January 29, 2000. The Company expects its cash flows from operations, the revolving credit facility and cash on hand to be adequate to meet foreseeable cash requirements, including internal growth and potential acquisitions.

The statements which are not historical or current facts or are "goals" or "expectations" contained in this annual report constitute `forward looking' statements, as defined in the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially. The cautionary statements filed by the Company as
Exhibit 99 to a filing made with the SEC on Form 10-K for the fiscal year ended January 29, 2000, are incorporated herein by reference and investors are specifically referred to such cautionary statements for a discussion of factors which could affect the Company's operations and forward-looking statements contained herein.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS



                                                       January 29,  January 31,
(in thousands)                                             2000         1999
                                                       -----------  -----------
Assets

Current Assets
  Cash and cash equivalents                              $ 26,592     $ 16,310
  Receivables                                             151,870      128,751
  Inventories                                              33,619       21,791
  Prepaid expenses and other                                9,932        7,225
                                                         --------     --------
    Total Current Assets                                  222,013      174,077
                                                         --------     --------
Property, Plant and Equipment
  Land, buildings and improvements                         67,928       63,018
  Machinery and equipment                                 189,835      152,414
  Accumulated depreciation                               (125,654)    (109,416)
                                                         --------     --------
                                                          132,109      106,016
                                                         --------     --------
Intellectual Properties, net
  Software products                                         9,371       12,170
  Educational content and assessment instruments           23,306        8,835
                                                         --------     --------
                                                           32,677       21,005
                                                         --------     --------
Other Assets, net
  Goodwill                                                 50,263       52,840
  Other assets                                             12,818        8,533
                                                         --------     --------
                                                           63,081       61,373
                                                         --------     --------
     Total Assets                                        $449,880     $362,471
                                                         ========     ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS



                                                      January 29,  January 31,
(in thousands)                                            2000         1999
                                                      -----------  -----------
Liabilities and Stockholders' Equity

Current Liabilities
  Current maturities of long-term debt                  $  1,270     $  3,758
  Accounts payable                                        38,546       35,809
  Accrued expenses                                        73,163       51,779
  Deferred income                                         51,785       32,209
  Income taxes                                             6,570        3,883
                                                        --------     --------
    Total Current Liabilities                            171,334      127,438
                                                        --------     --------

Long-Term Debt - less current maturities                     516        5,597

Deferred Income Taxes                                      1,642        2,570

Commitments and Contingencies                                  -            -

Stockholders' Equity
  Preferred stock                                              -            -
  Common stock - issued and outstanding -
    32,348 and 31,467 shares, respectively                   970          944
  Paid-in capital                                         22,596       10,760
  Retained earnings                                      257,195      220,625
  Accumulated other comprehensive income -
    Foreign currency translation adjustment               (2,969)      (3,880)
  Deferred compensation                                   (1,404)      (1,583)
                                                        --------     --------
    Total Stockholders' Equity                           276,388      226,866
                                                        --------     --------
    Total Liabilities and Stockholders' Equity          $449,880     $362,471
                                                        ========     ========

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Fiscal Year (in thousands, except per share amounts)


                                                         1999       1998       1997
                                                       --------   --------   --------

Revenues
  Services                                             $438,655   $324,738   $244,038
  Product sales                                         190,890    180,634    161,977
                                                       --------   --------   --------
    Total Revenues                                      629,545    505,372    406,015

Costs of Revenues
  Cost of services                                      314,546    241,261    183,627
  Cost of product sales                                  73,933     73,696     67,950
                                                       --------   --------   --------
    Gross Profit                                        241,066    190,415    154,438

Operating Expenses
  Sales and marketing                                    69,456     64,797     56,675
  Research and development                               20,358     12,388      8,628
  General and administrative                             81,664     57,959     46,091
                                                       --------   --------   --------
Income from Operations                                   69,588     55,271     43,044
  Interest expense                                          725        936      1,353
  Other (income) expense, net                               433        224       (284)
                                                       --------   --------   --------
Income Before Income Taxes                               68,430     54,111     41,975
  Income taxes                                           25,500     21,600     16,800
                                                       --------   --------   --------
Net Income                                             $ 42,930   $ 32,511   $ 25,175
                                                       ========   ========   ========

Basic Earnings per share                               $   1.35   $   1.05   $    .83
                                                       ========   ========   ========

Diluted Earnings per share                             $   1.30   $   1.00   $    .80
                                                       ========   ========   ========



See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                            Common Stock                           Accumulated
                                             ---------------  Paid-In   Retained  Comprehensive    Deferred
(in thousands, except per share amounts)     Shares   Amount  Capital   Earnings      Income     Compensation   Total
                                             ------   ------  -------   --------  -------------  ------------- -------
Balance, January 31, 1997                    30,469    $914   $     -   $174,685     $(1,578)       $(3,987)  $170,034
  Shares issued for employee stock
    purchase and option plans                   283       8     2,693          -           -              -      2,701
  Repurchase of common stock                 (1,082)    (32)  (13,467)         -           -              -    (13,499)
  Restricted stock awards                        91       3     1,758          -           -         (1,761)         -
  Shares issued for business acquisition      1,085      32    13,534          -           -              -     13,566
  ESOP debt payment                               -       -         -          -           -          1,000      1,000
  Restricted stock compensation accrual           -       -         -          -           -          1,294      1,294

  Cash dividends paid - $.18 per share            -       -         -     (5,512)          -              -     (5,512)

  Net income                                      -       -         -     25,175           -              -     25,175
  Foreign currency translation adjustment         -       -         -          -        (765)             -       (765)
                                                                                                              --------
  Subtotal - Comprehensive Income                 -       -         -          -           -              -     24,410

                                             -------------------------------------------------------------------------
Balance, January 31, 1998                    30,846     925     4,518    194,348      (2,343)        (3,454)   193,994
  Shares issued for employee stock
    purchase and option plans                   512      15     3,656          -           -              -      3,671
  Restricted stock awards (forfeitures), net    (66)     (1)     (209)         -           -         (1,410)    (1,620)
  Shares issued for convertible debenture       175       5     2,795          -           -              -      2,800
  ESOP debt payment                               -       -         -          -           -          1,000      1,000
  Restricted stock compensation accrual           -       -         -          -           -          2,281      2,281
  Cash dividends paid - $.20 per share            -       -         -     (6,234)          -              -     (6,234)

  Net income                                      -       -         -     32,511           -              -     32,511
  Foreign currency translation adjustment         -       -         -          -      (1,537)             -     (1,537)
                                                                                                              --------
  Subtotal - Comprehensive Income                 -       -         -          -           -              -     30,974
                                             -------------------------------------------------------------------------
Balance, January 31, 1999                    31,467     944    10,760    220,625      (3,880)        (1,583)   226,866
  Shares issued for employee stock
    purchase and option plans                   463      13     5,760          -           -              -      5,773
  Restricted stock awards                        60       2     1,787          -           -         (1,789)         -
  Shares issued for convertible debenture       358      11     4,289          -           -              -      4,300
  ESOP debt payment                               -       -         -          -           -          1,000      1,000
  Restricted stock compensation accrual           -       -         -          -           -            968        968
  Cash dividends paid - $.20 per share            -       -         -     (6,360)          -              -     (6,360)

  Net income                                      -       -         -     42,930           -              -     42,930
  Foreign currency translation adjustment         -       -         -          -         911              -        911
                                                                                                              --------
  Subtotal - Comprehensive Income                 -       -         -          -           -              -     43,841
                                             -------------------------------------------------------------------------
Balance, January 29, 2000                    32,348   $ 970   $22,596   $257,195     $(2,969)       $(1,404)  $276,388
                                             ======   =====   =======   ========     =======        =======   ========
See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS



Fiscal Year (in thousands)                                 1999       1998       1997
                                                         -------    -------    -------
Operating Activities
  Net income                                             $42,930    $32,511    $25,175
  Adjustments to reconcile to net cash
    provided by operating activities:
      Depreciation                                        24,996     20,755     16,825
      Amortization                                        10,172     12,049     13,291
      Deferred income taxes and other                       (349)    (2,237)      (661)
      Changes in operating assets and liabilities
         (net of acquired amounts):
         Accounts receivable                             (21,903)   (26,967)   (15,361)
         Inventory and other current assets              (14,289)    (6,249)     1,712
         Accounts payable and accrued expenses            30,540     26,341      8,087
         Deferred income                                  15,850      2,461        424
                                                         -------    -------    -------
       Net Cash Provided By Operating Activities          87,947     58,664     49,492
                                                         -------    -------    -------
Investing Activities
  Acquisitions, net of cash acquired                     (19,034)   (17,246)   (35,216)
  Purchases of property, plant and equipment             (42,618)   (27,145)   (25,174)
  Purchases of business systems                           (8,679)    (8,928)    (7,108)
  Other - net                                             (1,678)       719      1,148
                                                         -------    -------    -------
       Net Cash Used In Investing Activities             (72,009)   (52,600)   (66,350)
                                                         -------    -------    -------
Financing Activities
 (Decrease) Increase in other borrowings                  (2,269)    (6,413)      (676)
  Issuance (Repurchase) of common stock, net               2,973       (374)   (11,766)
  Dividends paid                                          (6,360)    (6,234)    (5,512)
                                                         -------    -------    -------

       Net Cash Used In Financing Activities              (5,656)   (13,021)   (17,954)
                                                         -------    -------    -------
Increase (Decrease) In Cash and Cash Equivalents          10,282     (6,957)   (34,812)
Cash and Cash Equivalents  - Beginning of Year            16,310     23,267     58,079
                                                         -------    -------    -------
Cash and Cash Equivalents - End of Year                  $26,592    $16,310    $23,267
                                                         =======    =======    =======

See Notes to Consolidated Financial Statements.

NATIONAL COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - ACCOUNTING POLICIES

The fiscal years referenced herein are as follows:

         Fiscal Year           Year Ended
         -----------        ----------------
             1999      -    January 29, 2000
             1998      -    January 31, 1999
             1997      -    January 31, 1998

Effective February 1, 1999 the Company adopted a 52/53 week accounting cycle, with the fiscal year ending on the Saturday nearest to January 31. The impact of this change on the Company's quarterly and annual financial results in 1999 was insignificant.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions between consolidated entities have been eliminated. Certain reclassifications have been made to prior year presentations to conform to the current year presentation.

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

INVENTORIES: Inventories are stated at the lower of first-in, first-out cost or market. Components of inventory as of the fiscal year end are summarized as follows:

                                         January 29,   January 31,
                                             2000         1999
-----------------------------------------------------------------
Finished goods                             $ 5,881      $ 5,096
Scoring services and work in process        23,157       14,442
Raw materials and purchased parts            4,581        2,253
-----------------------------------------------------------------
                                           $33,619      $21,791
=================================================================

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

SOFTWARE PRODUCTS: Acquired software products held for sale originate from the allocation of purchase prices of acquired companies and direct acquisition of software, or rights to software. These products are generally large, complex, mission-critical application software packages with established market positions. Products in this category are generally assigned lives of five to ten years, and are amortized on a straight line basis.

Internally developed software products represent costs capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86. Accordingly, software production costs incurred subsequent to establishing technological feasibility, as defined, are capitalized. Amortization of amortized internally developed products is computed on a product by product basis and ratably as a percentage of estimated revenue, subject to minimum straight-line amortization over the products' estimated useful lives, of five years or less. At January 29, 2000 all such capitalized amounts were fully amortized.

The Company periodically evaluates its software products for impairment by comparison of the carrying value of the product against undiscounted cash flows. Amortization expense of software products was $2,513 in 1999; $3,483 in 1998; and $3,621 in 1997. Accumulated amortization of all software products was $24,708 at January 29, 2000 and $24,277 at January 31, 1999.

EDUCATIONAL CONTENT AND ASSESSMENT INSTRUMENTS: These amounts originate from the allocation of purchase prices of acquired companies and direct acquisition of assessment instruments. These products gain prominence over time and generally have relatively long market lives once established. Products in this category are assigned amortizable lives of ten years or less. Amortizable lives are subject to revision and balances are periodically evaluated for possible impairment, based upon profitability goals and undiscounted cash flows. Amortization expense of these products was $1,659 in 1999; $1,482 in 1998; and $960 in 1997. Accumulated amortization was $6,080 and $4,339 at January 29, 2000 and January 31, 1999, respectively.

GOODWILL: Goodwill arising from business acquisitions is amortized on a straight-line basis over periods ranging from five to twenty years. Amortization expense was $5,146, $4,489, and $3,047 in fiscal 1999, 1998, and 1997, respectively. Accumulated amortization was $16,687 and $11,480 as of January 29, 2000 and January 31, 1999, respectively. The Company periodically evaluates its goodwill for impairment by comparison of the carrying value against anticipated business performance based upon profitability goals and undiscounted cash flows.

ACCRUED  EXPENSES:  Major  components  of  accrued  expenses  consisted  of  the following:
                             January 29,   January 31,
                                2000          1999
------------------------------------------------------
Employee compensation         $46,789        $32,766
Taxes other than income         4,275          4,473
Other                          22,099         14,540
------------------------------------------------------
                              $73,163        $51,779
======================================================

REVENUE RECOGNITION: Services revenues represent all types of services performed by the Company, including maintenance and support services. Product sales include the sale of all tangible products and the licensing of various intellectual properties, including software and test instruments.

The Company adopted the provisions of Statement of Position (SOP) 97-2, as amended, for software revenue recognition effective February 1, 1998. Prior to that date, the Company's software revenue recognition policies were substantially in compliance with that SOP, and therefore the effect of adoption of the Statement was not material. The Company recognizes license revenue upon shipment of a product to the customer if a signed contractual agreement exists, the fee is fixed and determinable and collection of the resulting receivables is probable. For contracts with multiple elements, the Company allocates revenue to each component of the contract based on objective evidence of its fair value, which is specific to the Company.

The Company recognizes revenue related to hardware maintenance and software support fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for these fees are generally made in advance and are non-refundable. Revenues from professional services such as training, implementation, and consulting are recognized as the services are performed. Up-front fees related to subscription type services are recognized over the period of delivery. Revenues from test scoring and other outsourcing services are recognized upon completion of major contracted deliverables, or as units of service are delivered.

PER SHARE DATA: The following table is a reconciliation of the earnings numerator and the weighted-average shares denominator used in the calculations of basic and diluted earnings per share (in thousands, except per share data):

                                                      1999      1998      1997
                                                    -------   --------  -------
Earnings:
  Net Income
    Basic earnings per share                        $42,930   $32,511   $25,175

  Adjustments for dilutive securities:
    Interest expense on convertible debentures,
      net of tax                                        162       222       256
                                                    -------   -------   -------
Adjusted net income for diluted earnings per share  $43,092   $32,733   $25,431
                                                    =======   =======   =======

Weighted Average Shares:
  Basic average shares                               31,721    31,022    30,391

  Adjustments for dilutive securities:
    Employee stock options, net of tax proceeds         932       981       620
    Contingent stock awards, net of tax proceeds         32        81       270
    Convertible debentures                              369       505       583
                                                    -------   -------   -------
Diluted average shares                               33,054    32,589    31,864
                                                    -------   -------   -------

Basic earnings per share                            $  1.35   $  1.05   $  0.83
                                                    =======   =======   =======

Diluted earnings per share                          $  1.30   $  1.00   $  0.80
                                                    =======   =======   =======

IMPAIRMENT OF LONG-LIVED ASSETS: The Company is in compliance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present.

STOCK-BASED COMPENSATION: The Company has elected to continue to account for stock options and awards to employees under the provisions of Accounting Principles Board (APB) Opinion No. 25 and disclose the impact of SFAS No. 123, as if adopted, in Note 6.

DERIVATIVES AND HEDGING: In June, 1998, the FASB issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, which requires the Company to recognize all derivatives on the balance sheet at fair value effective for the Company's 2001 fiscal year. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

NOTE 2 - ACQUISITIONS

On May 28, 1999 the Company acquired NovaNET Learning, Inc. (NovaNET), an interactive, on-line curriculum content company. The transaction has been accounted for as a purchase, and, accordingly, NovaNET's operations subsequent to the closing date are consolidated with the Company's. The purchase price was $19.0 million in cash and has been primarily allocated to educational content ($16.3 million), goodwill ($5.3 million) and a net deferred tax liability ($2.8 million), in accordance with SFAS 109, Accounting for Income Taxes.

In September 1998, the Company acquired all of the common and preferred stock of American Cybercasting Corporation, also known as Educational Structures, a business specializing in customized K-12 teacher support tools for lesson planning and curriculum support. The purchase price was approximately $12.6 million. The excess of the purchase price over book value of the net assets acquired, as adjusted for deferred taxes, was $10.8 million, all of which was allocated to goodwill and is being amortized over 20 years. The acquisition was accounted for as a purchase and, accordingly, operating results of Educational Structures are included in the Company's consolidated financial statements subsequent to the date of acquisition.

In April 1997, the Company acquired all of the common and preferred stock of Virtual University Enterprises (VUE), an electronic course registration and training administration company. The purchase price was approximately $14.6 million and consisted of stock of the Company (1,085,264 shares at $12.50 per share) and cash. The excess of the purchase price, as adjusted for deferred taxes, over book value of the net assets acquired was $16.4 million, all of which was allocated to goodwill and is being amortized over 20 years.

In July 1997, the Company acquired the assets of two businesses from The McGraw-Hill Companies for $29.5 million in cash. The acquisition included London House, a pre-employment assessment business, and McGraw-Hill School Systems, a school administrative software business. The purchase price was allocated primarily to goodwill, $20.4 million, and assessment instruments, $9.1 million, which are being amortized over 10 years.

The fiscal 1997 acquisitions were accounted for as purchases and, accordingly, operating results of these businesses subsequent to the date of acquisition were included in the Company's consolidated financial statements.

The following is a summary of pro forma operating results as if the fiscal 1997 acquisitions had taken place at the beginning of fiscal 1997:


Fiscal Year (unaudited)                 1997
---------------------------------------------
Total revenues                        $420,843

Income before income taxes              39,497

Net Income                              23,698

  Basic earnings per share             $  0.78

  Diluted earnings per share           $  0.75


The pro forma information is provided for informational purposes only. It is based on historical information and does not purport to be indicative of the results that would have occurred had the acquisitions been made at the beginning of fiscal 1997, or of future results, as significant changes to their operations, products and cost and expense structures have taken place since acquisition.

NOTE 3 - LEASES

The Company leases office facilities under noncancelable operating leases which expire in various years through 2006. Rental expense for all operating leases was $14,349 in fiscal 1999, $12,921 in fiscal 1998, and $9,167 in fiscal 1997.
Future minimum rental expense as of January 29, 2000, for noncancelable operating leases with initial or remaining terms in excess of one year is $59,831 and is payable as follows: fiscal 2000 - $13,438; fiscal 2001 - $12,896;
fiscal  2002 - $10,687;  fiscal  2003 - $8,689;  fiscal 2004 - $7,527 and $6,594 beyond.

In August 1997, the Company entered into a five-year operating lease agreement for a facility in Cedar Rapids, Iowa. The total cost of the assets covered by the lease as of January 29, 2000 was $12,403. The lease provides for a substantial residual value guarantee by the Company at the end of the initial term and includes purchase and renewal options at fair market values. The amounts of future minimum operating lease payments listed above excludes any payment related to the residual value guarantee which is due upon termination of the lease. The Company has the right to exercise a purchase option with respect to the leased building or the building can be sold to a third party. The Company expects the fair market value of the building, subject to the purchase option or sale to a third party, to substantially reduce or eliminate the Company's payment under the residual value guarantee. The Company is obligated to pay the difference between the maximum amount of the residual value guarantee and the fair market value of the building at the termination of the lease. At January 29, 2000 the maximum amount of the residual value guarantee relative to the assets under lease is approximately $10,500.


NOTE 4 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt at year end consisted of the following:

                              January 29,    January 31,
                                 2000           1999
--------------------------------------------------------
Revolving credit borrowing     $     -        $     -
Convertible debentures             400          4,700
ESOP borrowing                       -          1,000
Other borrowings                 1,386          3,655
--------------------------------------------------------
                                 1,786          9,355
Less current maturities         (1,270)        (3,758)
--------------------------------------------------------
Long-term debt                 $   516        $ 5,597
========================================================

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

Convertible Debentures: In January 1997 the Company issued Convertible Debentures as partial consideration for the stock purchase of an acquired company. These debentures have been due in installments, carry an interest rate of approximately 6.1%, and are convertible into Common Stock at $12.00 per share.

ESOP Borrowing: The ESOP loan was secured by unallocated shares of Common Stock and guaranteed by the Company and was fully paid in May 1999.

Scheduled  Maturities:   The  aggregate  principal  amounts  of  long-term  debt
scheduled for repayment is $1,270 and $516 in fiscal years 2000 and 2001, respectively. In each fiscal year, interest paid approximates interest expense.

NOTE 5 - INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows:

                               Current
                       -----------------------
Fiscal Year            Federal  State  Foreign  Deferred  Total
-----------------------------------------------------------------
1999                   $21,155  $3,700  $2,280  $(1,635) $25,500
1998                    18,495   3,003   1,682   (1,580)  21,600
1997                    14,540   2,806   1,300   (1,846)  16,800
-----------------------------------------------------------------

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of year end are as follows:


                                      January 29,   January 31,
                                          2000          1999
                                      -----------   -----------
Deferred tax assets:
  Reserves for uncollectibles           $ 4,905       $ 3,513
  Foreign operating loss carryforwards        -         3,659
  Acquired operating loss benefit         3,800             -
  Accrued vacation pay                    2,981         2,051
  Intangible amortization                 1,905         1,552
  Deferred expenses and other             2,855         4,394
  Valuation allowance                         -        (3,659)
---------------------------------------------------------------
  Total deferred tax assets              16,446        11,510
---------------------------------------------------------------
Deferred tax liabilities:
  Purchased intangible amortization       9,234         5,132
  Accelerated depreciation                4,788         5,070
  Net capitalized software                4,077         3,706
  Other                                     (11)          172
---------------------------------------------------------------
  Total deferred tax liabilities         18,088        14,080
---------------------------------------------------------------
  Net deferred tax liability             $1,642        $2,570
===============================================================

The deferred tax asset for the foreign operating loss carryforwards at January 31, 1999 and the related valuation allowance were eliminated due to the December, 1999 sale of the stock of the United Kingdom subsidiary that incurred these losses. This stock sale resulted in no material gain or loss for book purposes; however, since the Company's stock basis for federal and state income tax purposes was substantially higher than for book purposes, the Company's income tax expense for 1999 was reduced approximately $2,000 as a result of this transaction.

The acquired net operating loss benefits expire beginning January, 2004, through January, 2019, with $2,632 expiring in 2017 or after.

A reconciliation of the Company's statutory and effective tax rate is presented below:

                                             1999      1998      1997
                                            ------    ------    ------
Statutory rate                               35.0%     35.0%     35.0%
State income taxes, net of federal benefit    3.5       3.6       4.4
Intangible amortization                       0.8       0.5       1.0
Benefit from sale of foreign subsidiary      (3.0)        -         -
Other                                         1.0       0.8      (0.4)
----------------------------------------------------------------------
Effective rate                               37.3%     39.9%     40.0%
======================================================================

The Company made income tax payments of $23,822, $19,623 and $18,991 in the fiscal years 1999, 1998, and 1997, respectively.

The earnings associated with the Company's investment in its foreign subsidiaries are considered to be permanently invested and no provision for U.S. federal and state income taxes on those earnings or translation adjustment has been provided.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company has 10,000,000 shares of $.01 par value Preferred Stock authorized and issuable in one or more series as the Board of Directors may determine; none is outstanding. 100,000,000 shares of $.03 par value Common Stock are authorized. There are no restrictions on retained earnings.

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company continues to elect to utilize APB Opinion No. 25 and related interpretations in accounting for its stock option plans, restricted stock plans and its employee stock purchase plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted, restricted shares awarded and shares sold pursuant to the purchase plan as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below for the fiscal years 1999, 1998 and 1997:

                                           1999      1998      1997
                                         -------   -------   -------
      Net income - as reported           $42,930   $32,511   $25,175
      Net income - pro forma              39,010    30,041    23,988
      Earnings per share - as reported:
         Basic                           $  1.35   $  1.05   $   .83
         Diluted                            1.30      1.00       .80
      Earnings per share - pro forma:
         Basic                           $  1.23   $   .97   $   .79
         Diluted                            1.18       .93       .76

SFAS No. 123 is applicable only to options granted after December 31, 1994; as a result, its pro forma effect will not be fully impacted until these options become fully exercisable. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for the fiscal years shown:

                                           1999       1998      1997
                                         -------    -------    -------
      Expected dividend yield:
           5 year grants                    .28%       .26%      .58%
          10 year grants                    .16%         -         -
      Expected stock price volatility        35%        35%       30%
      Risk-free interest rate:
           5 year grants                   5.77%      5.16%     6.23%
          10 year grants                   5.86%         -         -
      Expected life of options         5-9 years    5 years   5 years

The weighted-average fair value of the options granted during fiscal years 1999, 1998 and 1997 were $18.00, $8.53 and $4.40, respectively.

The Company has five Employee  Stock Option Plans (1986,  1990,  1995,  1997 and
1999). Options to purchase Common Stock of the Company are granted to employees at 100% of fair market value on the date of grant. Options granted prior to May, 1999 are exercisable over a 63-month period. Options granted from May, 1999 are exercisable over 10 years. Shares available for grant under the Plans totaled 1,249,640 and 278,780 and 669,700, at the end of fiscal 1999, 1998 and 1997, respectively.

Outstanding options under all plans, including non-qualified options discussed below are summarized as follows:

                                                    Weighted
                                                 Average Price
                                      Shares       Per Share
                                    ---------    -------------
    Balance, January 31, 1997       1,694,120       $ 8.57
    Granted                           862,148        13.13
    Cancelled                         (92,908)        9.51
    Exercised                        (309,246)        7.57
                                    ---------
    Balance, January 31, 1998       2,154,114        10.50
    Granted                           600,900        23.23
    Cancelled                         (64,380)       14.44
    Exercised                        (417,320)        7.87
                                    ---------
    Balance, January 31, 1999       2,273,314        14.15
    Granted                           621,600        35.46
    Cancelled                         (77,773)       23.57
    Exercised                        (443,398)        8.56
                                    ---------
    Balance, January 29, 2000       2,373,743       $20.47
                                    =========

Options for 590,471 and 633,537 and 679,182 shares were exercisable at January 29, 2000 and January 31, 1999 and 1998, with weighted average exercise prices of $13.75, $9.76 and $8.07, respectively. Exercise prices for options outstanding as of January 29, 2000 are summarized as follows:

                            Options Outstanding               Options Exercisable
                  ----------------------------------------- ------------------------
                              Weighted         Weighted                    Weighted
                               Average    Average Remaining                 Average
   Range of          Number   Exercise       Contractual       Number      Exercise
Exercise Prices    of Shares    Price            Life         of Shares      Price
---------------    ---------  ---------   -----------------  ----------    ---------

$ 4.02 - 12.00      487,153     $10.06        1.8 years        310,761      $ 9.71
 12.25 - 18.75      739,300      13.36        3.1 years        168,480       13.82
 20.00 - 26.69      514,940      22.17        3.9 years         85,780       22.64
 32.56 - 38.75      632,350      35.40        8.6 years         25,450       33.02
                  ---------                                    -------
                  2,373,743     $20.47                         590,471      $13.75
                  =========                                    =======

During fiscal 1999, 1998 and 1997, pursuant to the 1997 Long-Term Incentive Plan, non-qualified options to purchase 94,500 and 129,000 and 336,000 shares, respectively, of Common Stock of the Company were granted to participants at
100% of fair market value on date of grant. These options are exercisable 67 months after date of grant and expire 72 months after date of grant. Vesting can be accelerated to 36 months from date of grant on achievement of specified cumulative earnings per share and stock price targets during the three fiscal years then ended. At January 29, 2000, there were 559,500 options shares outstanding at a weighted average exercise price per share of $17.77.

The Company also has a long-term cash incentive program, which pays for performance in excess of the three year earnings per share and stock price targets referred to above.

The Company has an Employee Stock Purchase Plan. There were 299,880 shares available for purchase under the Plan at January 29, 2000.

NOTE 7 - EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS PLAN: The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are discretionary. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $3,548, $3,011, and $2,195 in fiscal years 1999, 1998 and 1997, respectively.

EMPLOYEE STOCK  OWNERSHIP PLAN: The Company has an Employee Stock Ownership Plan
(ESOP) covering substantially all employees. Benefits, to the extent vested, become available upon retirement or termination of employment. During 1989, the ESOP Trust borrowed $10,000 to purchase 1,584,000 shares of Common Stock. Each year, the Company made contributions to the ESOP which were charged to compensation expense, and used by the ESOP Trust to make loan interest and principal payments. With each principal payment, a portion of the Common Stock was allocated to participating employees. The loan was repaid in 1999. In fiscal 1999, the Company's contribution to the Plan was $1,000 plus interest of $15, which was fully offset by dividends on unallocated shares. The Company's contribution to the Plan was $1,000 in fiscal 1998 and fiscal 1997, plus interest of $80 and $148, respectively, which was substantially offset by dividends on unallocated shares. There were no unallocated shares at January 29, 2000 and 158,400 unallocated shares at January 31, 1999.

NOTE 8 - CONTINGENCY

In 1997, the Company was served with a summons and complaint in a lawsuit filed against the Company by a former customer. In March 2000 the parties reached settlement on all issues. The settlement had no material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 9 - BUSINESS SEGMENT INFORMATION

The Company has five reportable segments as follows:

o Assessments and Testing Services - provides comprehensive K-12 academic testing services to states, and test scoring services in support of major test publishers. This segment also provides clinical psychology and workforce development assessment instruments and electronic certification and licensure examinations.

o    Education   Software   and   Services  -  provides   student,   curriculum,
     instructional management, and financial management software, software support, and professional implementation services.

o NCS Services - delivers principally outsourcing services for large-scale data management projects for government and business.

o Data Collection Systems - manufactures and sells optical mark and image scanning systems and scannable forms.

o International - provides many of the same products and services described in the Assessment and Testing, NCS Services, and Data Collection Systems segments above, but sells to and serves customers outside the United States through subsidiaries in Argentina, Australia, Canada, Mexico, Hong Kong, and the U.K. and through distributors in other geographies.

The Company's reportable segments are business units that offer different, but highly related, products and services to customer sets which can overlap. The reportable segments are managed separately by corporate officers who report directly to the CEO. The Company evaluates performance and allocates resources based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The table below presents information by reportable segment.

                                   Assessments  Education                Data
                                    & Testing   Software &    NCS     Collection
                                     Services   Services    Services    Systems    International    Totals
                                   ----------  ----------- ---------- ----------- --------------  --------

Fiscal 1999
 Revenues                          $202,461     $147,109   $136,372    $89,940      $53,663      $629,545
  Income from operations              31,418       17,597     22,082     26,396        5,819       103,312
  Depreciation and amortization        8,824       10,968      4,243      3,276        2,951        30,262
  Assets                             121,281      124,125     62,965     42,894       36,246       387,511

Fiscal 1998
  Revenues                          $160,958     $116,214    $99,371    $84,239      $44,590      $505,372
  Income from operations              25,365       11,917     11,594     23,250        3,182        75,308
  Depreciation and amortization       10,022        8,563      3,176      4,190        2,649        28,600
  Assets                             106,996       88,857     47,934     41,950       28,924       314,661

Fiscal 1997
  Revenues                          $118,661     $ 88,474    $76,212    $82,692      $39,976      $406,015
  Income from operations              20,289        9,266      7,375     21,767        1,912        60,609
  Depreciation and amortization        8,546        7,475      2,876      5,289        1,833        26,019
  Assets                              94,731       75,337     40,559     41,087       28,497       280,211


The following table is a reconciliation of reportable segment information to the Company's consolidated totals.


Fiscal Year                           1999        1998        1997
                                    --------    --------    --------

Total Consolidated Revenue:         $629,545    $505,372    $406,015
                                    ========    ========    ========
Income From Operations:
Total for reportable segments       $103,312    $ 75,308    $ 60,609
Unallocated amounts:
    Central G & A expenses            33,724      20,037      17,565
    Interest expense                     725         936       1,353
    Other (Income) expense               433         224        (284)
                                    --------    --------    --------
Income Before Income Taxes          $ 68,430    $ 54,111    $ 41,975
                                    ========    ========    ========
Depreciation and Amortization:
Total for reportable segments       $ 30,262    $ 28,600    $ 26,019
Corporate                              4,906       4,204       4,097
                                    --------    --------    --------
Total Depreciation and Amortization $ 35,168    $ 32,804    $ 30,116
                                    ========    ========    ========
Assets:
Total for reportable segments       $387,511    $314,661    $280,211
Corporate assets                      62,369      47,810      35,203
                                    --------    --------    --------
Total Assets                        $449,880    $362,471    $315,414
                                    ========    ========    ========


The Company's foreign operations and export sales are individually less than 10% of total revenues. Sales to all government agencies for the fiscal years 1999, 1998, and 1997 were $326,845; $262,511; and $185,186; of which $95,220; $67,601;
and $63,005, respectively, were to U.S. government agencies, principally the U.S. Department of Education, with the remainder to state and local government agencies, predominantly school districts and state departments of education. The Company considers its credit risk in trade receivables to be minimal with regard to the governmental customers described above. With regard to the Company's non-governmental customers, credit investigations are performed to minimize credit losses, which historically have been insignificant.

REPORT OF INDEPENDENT AUDITORS




We have audited the accompanying consolidated balance sheets of National Computer Systems, Inc. and subsidiaries as of January 29, 2000 and January 31, 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Computer Systems, Inc. and subsidiaries at January 29, 2000 and January 31, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States.


/s/Ernst & Young LLP

Minneapolis, Minnesota

March 6, 2000